

2022 ANNUAL REPORT



our purpose is...

TO TOUCH & ENHANCE LIVES THROUGH THE *joy* THAT IS KRISPY KREME







we aspire to be...

THE MOST *loved* SWEET TREAT BRAND IN THE WORLD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 1, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: **001-40573**



Krispy Kreme, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**37-1701311**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2116 Hawkins Street, Charlotte, North Carolina 28203

(Address of principal executive offices)

(800) 457-4779

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common stock, $0.01 par value per share	DNUT	Nasdaq Global Select Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of the end of the registrant's most recently completed second fiscal quarter, based on the closing price of $13.60 for shares of the registrant's common stock as reported by the Nasdaq Global Select Market, was approximately $1.2 billion. Shares of common stock beneficially owned by each executive officer, director, and holder of more than 10% of our common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had outstanding 168.1 million shares of common stock as of February 17, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's Annual Meeting of Shareholders to be held on June 22, 2023 have been incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "plan," "believe," "may," "could," "will," "should," "would," "anticipate," "estimate," "expect," "intend," "objective," "seek," "strive" or similar words, or the negative of these words, identify forward-looking statements. Such forward-looking statements are based on certain assumptions and estimates that we consider reasonable but are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial conditions, business, prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements including, without limitation, those described under the heading "Risk Factors" in this Annual Report on Form 10-K. The inclusion of this forward-looking information should not be regarded as a representation by us that the future plans, estimates or expectations contemplated by us will be achieved. Our actual results could differ materially from the forward-looking statements included herein. These forward-looking statements are made only as of the date of this document, and we do not undertake any obligation, other than as may be required by applicable law, to update or revise any forward-looking or cautionary statement to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise. We are including this Cautionary Note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. We expressly disclaim any obligation to update or revise any forward-looking statements after the date of this report as a result of new information, future events, or other developments, except as required by applicable laws and regulations.

Item 1. Business

The Joy of Krispy Kreme

Krispy Kreme, Inc. ("KKI") and its subsidiaries (collectively, the "Company" or "Krispy Kreme") is one of the most beloved and well-known sweet treat brands in the world. Our iconic Original Glazed® doughnut is universally recognized for its hot-off-the-line, melt-in-your-mouth experience. Over its 85-year history, Krispy Kreme has developed a broad consumer base globally and currently operates in over 30 countries through its unique network of fresh Doughnut Shops, partnerships with leading retailers, and a rapidly growing Ecommerce and delivery business. Our purpose of touching and enhancing lives through the joy that is Krispy Kreme guides how we operate every day and is reflected in the love we have for our people, our communities, and the planet.



We are a global omni-channel business with more than 11,800 Global Points of Access, creating awesome fresh doughnut experiences via (1) our Hot Light Theater and Fresh Shops, (2) Delivered Fresh Daily ("DFD") branded cabinets and merchandising units within high traffic grocery and convenience stores, (3) Ecommerce and (4) our Branded Sweet Treat Line. We have a capital-efficient Hub and Spoke model, which leverages our Hot Light Theater Shops' production capabilities and Doughnut Factories to deliver fresh doughnuts daily to local Fresh Shops, DFD Doors, and through Ecommerce channels. We seek to increase our Sales per Hub through innovation, marketing campaigns and increasing physical availability to our fresh doughnuts from our Hubs to new Points of Access, primarily DFD Doors. Additionally, our convenient Ecommerce platform and delivery capability are significant enablers of our omni-channel growth.

We also launched in mid-2020 our Branded Sweet Treat Line, a new line of Krispy Kreme-branded packaged sweet treats intended to extend our consumer reach with shelf-stable, high quality products available through grocery, mass merchandise, and convenience locations. In addition to creating awesome doughnut experiences, we create "cookie magic" through Insomnia Cookies, which specializes in warm, delicious cookies delivered right to the doors of its consumers, along with an innovative portfolio of cookie cakes, ice cream, cookie-wiches, and brownies. Insomnia Cookies is a digital-first concept with over 40% of its sales driven through Ecommerce in fiscal 2022. Targeting affordable, high-quality emotional indulgence experiences is at the heart of both the Krispy Kreme and Insomnia Cookies brands.

Our current business model, which focuses on fresh daily premium quality doughnuts produced by the capital-efficient Hub and Spoke model, primarily via Company controlled shops is in contrast to the Krispy Kreme operating model prior to 2016, which was focused on retail and legacy wholesale channels (including discounted long shelf-life doughnuts and coffeehouse execution), a capital-heavy Hot Light Theater Shop production model, and primarily via franchisee controlled shops. We now focus on limited time offerings ("LTOs") and seasonal occasions to generate buzz for our premium products. A taste of our offerings includes:



The Ingredients of Our Success

We believe the following competitive differentiators position us to generate significant growth as we continue towards our goal of becoming the most loved sweet treat brand in the world.

Beloved Global Brand with Ubiquitous Appeal

We believe that our brand love and ubiquitous appeal differentiate us from the competition. We believe that Krispy Kreme is an iconic, globally recognized brand with rich history that is epitomized by our fresh Original Glazed doughnut. We are one of the most loved sweet treat retailers in the U.S. and many markets around the world. We are the most loved sweet treat brand in several key countries already in fiscal 2022, such as the U.S., the U.K., and Australia, based on the results of Krispy Kreme's Annual Global Brand Tracking Survey conducted by Service Management Group based on over 17,000 consumer responses with Krispy Kreme achieving the highest percentage of consumers indicating they "ten: absolutely love the brand for sweet treats" on a ten point scale. We have an extremely loyal, energetic, and emotionally connected consumer base.

We continuously seek to understand what consumers are celebrating or experiencing in their lives and actively engage our passionate followers to activate this emotional connection through memorable, sharable moments – our "Acts of Joy" – which we believe further fuel our brand love.

Creating Awesome Experiences

We provide authentic indulgent experiences, delivering joy through high quality doughnuts made from our own proprietary formulations. Our strict quality standards and uniform production systems ensure the consumer's interaction with Krispy Kreme is consistent with our brand promise, no matter where in the world they experience it. We aim to create product experiences that align with seasonal and trending consumer interests and make positive connections through simple, frequent, brand-focused offerings that encourage shared experiences.

We utilize seasonal innovations, alongside the expansion of our core product offering, to inspire consumer wonder and keep our consumers engaged with the brand and our products. Our sweet treat assortment begins with our iconic Original Glazed doughnut inspired by our founder's classic yeast-based recipe that serves as the canvas for our product innovation and ideation. Using the Original Glazed doughnut as our foundation, we have expanded our offerings to feature everyday classic items such as our flavor glazes and "minis," which lend themselves well to gifting occasions such as birthdays and school activities. Our "Original Filled" rings offer the benefits of a filled shell doughnut without the mess. Our seasonal items create unique assortments centered on holidays and events, with Valentine's Day, St. Patrick's Day, Easter, the Fourth of July, Halloween, and Christmas, all examples of holidays for which we routinely innovate. We also maintain brand relevance by participating in significant cultural moments. We strategically launch offerings tied to these historic moments to gain mind share, grow brand love, and help drive sales.

Leveraging our Omni-Channel Model to Expand Our Reach

We believe our omni-channel model, enabled by our Hub and Spoke approach and Ecommerce, allows us to maximize our market opportunity while ensuring control and quality across our suite of products. Our goal is to provide our fresh doughnuts to consumers as conveniently and efficiently as possible. We apply a tailored approach across a variety of distinct shop formats to grow in discrete, highly attractive and diverse markets, and maintain brand integrity and scarcity value while capitalizing on significant untapped consumer demand. Many of our shops offer drive-thrus, which also expand their off-premises reach. Our Hot Light Theater Shops' production capacity allow us to leverage our investment by efficiently expanding to our consumers wherever they may be — whether in a local Fresh Shop, in a grocery or convenience store, on their commute home or directly to their doorstep via home delivery.

Hub and Spoke

- **Hot Light Theater Shops and other Hubs:** Immersive and interactive experiential shops which provide unique and differentiated consumer experiences while serving as local production facilities for our network. The average capital investment for a Hot Light Theater Shop is $2 million to $4 million.

- **Fresh Shops:** Smaller doughnut shops and kiosks, without manufacturing capabilities, selling fresh doughnuts delivered daily from Hub locations. The average capital investment for a Fresh Shop is $0.1 million to $1 million.

- **Delivered Fresh Daily:** Krispy Kreme branded doughnut cabinets within high traffic grocery and convenience locations, selling fresh doughnuts delivered daily to more than 9,800 doors from Hub locations. The average capital investment for a DFD Door is $2,000 to $10,000.

- **Ecommerce and Delivery:** Fresh doughnuts for pickup or delivery, ordered via our branded Ecommerce platforms or through third-party digital channels.



The Hub and Spoke approach is applied globally and is currently most developed in our international Company-owned markets such as the U.K., Australia and Mexico. We are in process of applying lessons learned in those international markets to the U.S., and particularly to expansion in top growth markets such as New York City, Chicago, and Los Angeles, among others, which we expect to be a significant driver of margin expansion in the U.S., as well as in Canada, Japan, and in new countries we plan to enter in the future.

Branded Sweet Treat Line

Our Krispy Kreme branded packaged sweet treat line offers a delicious, quality experience free of artificial flavors. This new line of products is distributed in the U.S. through major grocery, mass merchandise, and convenience locations, allowing us to capture the sweet snacking occasion for our customers seeking more convenience.

Insomnia Cookies

Insomnia Cookies has expanded our sweet treat platform to include a complementary brand rooted in the belief that indulgent experiences are better enjoyed together. Insomnia Cookies delivers warm, delicious cookies right to the doors of individuals and companies alike.

Our Segments

We conduct our business through the following three reported segments:

- **U.S. and Canada:** Includes all our Krispy Kreme Company-owned operations in the U.S. and Canada, Insomnia Cookies shops, and the Branded Sweet Treat Line;

- **International:** Includes all our Krispy Kreme Company-owned operations in the U.K., Ireland, Australia, New Zealand, and Mexico; and

- **Market Development:** Includes our franchise operations across the globe, as well as our Company-owned operations in Japan.

The following table presents our Global Points of Access as of January 1, 2023:

	Global Points of Access [1]						
	Hot Light Theater Shops	Fresh Shops	Cookie Shops	Carts, Food Trucks, and Other	DFD Doors	Total	Company-Owned (%)
U.S. and Canada............................	238	68	231	—	5,741	**6,278**	**100 %**
International	37	388	—	14	3,032	**3,471**	**100 %**
Market Development [2]	111	867	—	27	1,083	**2,088**	**11 %**
Total Global Points of Access.....	**386**	**1,323**	**231**	**41**	**9,856**	**11,837**	**84 %**

[1]   Excludes Branded Sweet Treat Line distribution points and legacy wholesale business doors.
[2]   Includes Japanese locations, which are Company-owned.

Total fiscal 2022 revenue of $1,529.9 million consisted of the following revenue by reporting segment:



The U.S and Canada's fiscal 2022 revenue of $1,033.1 million consisted of:



The International segment's fiscal 2022 revenue of $365.9 million consisted of:



Market Development's fiscal 2022 revenue of $130.9 million consisted of:



Our Growth Strategies

We have made investments in our brand, our people and our infrastructure and believe we are well positioned to drive sustained growth as we execute on our strategy. Across our global organization, we have built a team of talented and highly engaged Krispy Kremers and Insomnia employees (or "Insomniacs"). Over the past several years we have taken increased control of the U.S. operations to enable execution of our omni-channel strategy, including accelerating growth across our doughnut shops, DFD, Ecommerce and Branded Sweet Treat Line. Globally, we have developed an operating model that sets the foundation for continued expansion in both existing and new geographies. As a result, we believe we are able to combine a globally recognized and loyalty-inspiring brand with a leading management team and we aim to unlock increased growth in sales and profitability through the following strategies:

- Increase purchase frequency;

- Expand availability; and

- Drive Hub and Spoke productivity and improve capital efficiency.

Increase purchase frequency

Almost all consumers desire an occasional indulgence, and when they indulge, they want a high quality, emotionally differentiated experience. We believe we have significant runway to be part of a greater number of shared indulgence occasions. On average, U.S. consumers visit Krispy Kreme less than three times per year, creating a significant frequency opportunity. The success of recently launched products, including filled rings and minis, seasonal favorites, limited time buzz-worthy offerings, and flavored glazes, affirms our belief that our innovations create greater opportunities for consumers to engage with our brand. We intend to strengthen our product portfolio by centering further innovation around seasonal and societal events, and through the development of new innovation platforms to drive sustained baseline growth. Our strategy of linking product launches with relevant events has allowed us to effectively increase consumption occasions while meaningfully engaging with our communities and consumers.

Our marketing and innovation efforts have expanded the number of incremental consumer use cases for Krispy Kreme doughnuts. For example, our gifting value proposition makes doughnuts an ideal way to celebrate everyday occasions like birthdays and holidays, through gifting sleeves and personalized gift messaging. Our gifting value proposition fulfills distinct consumption occasions and will continue to make our brand and products more accessible and allow us to participate with greater frequency in small and large indulgent occasions, from impromptu daily gatherings with family and friends to holidays and weddings, and everything in between.

Expand availability

We believe there are opportunities to continue to grow in new and existing markets in which we currently operate by further capitalizing on our strong brand awareness as we deploy our Hub and Spoke model. We apply a deliberate approach to growing these discrete, highly attractive markets and maintain our brand integrity and scarcity value while unlocking significant consumer demand. We focus on increasing Global Points of Access through low cost DFD Doors as well as investments in Fresh Shops with a limited number of investments in our experiential Hot Light Theater shops to implement the Hub and Spoke model in new and existing markets. This will lead to growth in our key Sales per Hub metric as we further leverage the production capacity of existing Hubs.

We believe our omni-channel strategy, empowered by our Hub and Spoke model, will allow us to effectively seize expansion opportunities both domestically and internationally. Despite our high brand awareness, we have a limited presence in certain key U.S. markets, such as New York and Chicago, and have yet to build a presence in key U.S. cities, including Boston and Minneapolis. We also believe we have a significant opportunity to increase our presence in our existing international markets such as Mexico, Japan, and Ireland where we have a less developed Hub and Spoke system. We believe this provides us ample opportunity to grow within markets in which we are already present. We also view Hub and Spoke expansion to other international markets where we do not currently have a presence as a major growth driver for the future. We have identified key international whitespace market opportunities such as China, Brazil, and parts of Western Europe. Our goal is to open in at least three new countries per year. Our proven track record of entering new diverse markets across multiple continents and deploying the capital-efficient Hub and Spoke approach demonstrates our ability to effectively penetrate a broad range of market types. New markets will either consist of Company-owned shops or entered via franchise operations (sometimes with us holding a minority equity interest), to be determined on a case-by-case basis.

Drive Hub and Spoke productivity and improve capital efficiency

We are making focused investments in our omni-channel strategy to expand our presence efficiently while driving top-line growth, margin expansion, and capital efficiency. The Hub and Spoke model enables an integrated approach to operations, which is designed to bring efficiencies in production, distribution and supervisory management while ensuring product freshness and quality are consistent with our brand promise no matter where consumers experience our doughnuts. By expanding Points of Access such as new local DFD Doors to existing Hubs, we increase not just total Sales per Hub, but also profitability and capital efficiency because the production Hubs have largely fixed costs including rent, utilities, and even labor.

To support the Hub and Spoke model in the U.S., we have implemented new labor management systems and processes in our shops and new delivery route optimization technology to support our DFD logistics chain. In addition, we launched a new demand planning system that is intended to improve service and to deliver both waste and labor efficiencies across all our business channels. We are also investing in automation in the doughnut production process, including filling and icing doughnuts, which are done manually today. By streamlining these operations across our platform, we believe we can continue to deliver on our brand promise and provide joy to our consumers while continuing to drive efficiencies across our platform.

Corporate Social Responsibility

We are committed to making a positive impact on the world — to touch and enhance lives through the joy that is Krispy Kreme — and our ambition is to *Be Sweet in All That We Do*, which represents our corporate social responsibility ("CSR") platform. With this platform, we focus on our greatest opportunities for positive social and environmental impact with our people, our communities, and our planet. We are committed to transparency and disclosure of our CSR strategies, programs, and governance. Progress along our CSR strategy is regularly reported to our senior management leadership team ("the Global Leadership Team") and our Board of Directors, which also has oversight of our environmental, social, and governance strategy.

- **Loving our People:** *We create opportunities for our Krispy Kremers to achieve their dreams — building the most engaged, inclusive workforce.*

  We are committed to diversity, equity, and inclusion throughout our organization, from our board room to our shops. We have established a Diversity, Equity and Inclusion Council (sponsored by members of the Global Leadership Team) and four U.S. Employee Resource Groups. We are focused on gender parity globally and increasing our U.S. people of color representation. We are also developing a comprehensive, global total rewards framework to drive pay equity and access for our Krispy Kremers.

- **Loving our Communities:** *We bring joy to others — engaging locally to support and uplift communities globally.*

  Our brand purpose truly shines through our Acts of Joy and community fundraising initiatives. Whether through our "Beat the Pump" promotion where we aided our consumers by pegging the price of a dozen Original Glazed doughnuts to a gallon of gasoline, or through our offer of free doughnuts to graduating seniors, we bring joy to others while doing good. In fiscal 2022, we raised more than $36 million to support local community causes across America. We also engage with numerous local philanthropic organizations in the communities that we serve around the world.

- **Loving our Planet:** *We respect our planet — using sustainable practices and reducing our environmental impacts.*

  We are committed to advancing sustainable business throughout our operations. During fiscal 2022, we progressed our efforts to address climate change and build the resilience of our business and supply chain. We have been conducting a multi-year global emissions assessment to establish our emissions baseline, using this foundation to soon set goals for greenhouse gas emission reductions, which will include Science Based Targets.

  We made progress on our responsible sourcing commitment across our global supply chain. Krispy Kreme has set a goal of using 100% cage-free eggs by 2026. During the year, we reached 45% of our goal while also outlining clear actions to meet this target. We are committed to using sustainable palm oil, with a goal to achieve 100% deforestation-free palm oil use by 2026. As global awareness of food waste increases, so does our focus on food waste reduction. We took steps in fiscal 2022 to increase landfill diversion and increase our use of food-to-feed initiatives across our business.

Team Members and Human Capital Resources

Investing in, developing, and maintaining human capital is critical to our success. Globally, we employ approximately 23,500 employees as of January 1, 2023, including approximately 19,500 at Krispy Kreme locations that we refer to as our "Krispy Kremers." We are not a party to any collective bargaining agreement, although we have experienced occasional unionization initiatives.

We depend on our Krispy Kremers to provide great customer service, to make our products in adherence to our high-quality standards and to maintain the consistency of our operations and logistics chain. While we continue to operate in a competitive market for talent, we believe that our culture, policies, and practices contribute to our strong relationship with our Krispy Kremers, which we feel is instrumental to our business model. Our culture is best captured by our Leadership Mix, which are the dozen behaviors that guide us every day. The Leadership Mix was developed based on the beliefs of our founder, incorporating years of learning on what makes Krispy Kreme such a special organization. These cultural behaviors are shared with Krispy Kremers globally, through an internally developed Leadership Mix training program.


Make it with Heart
Appreciate Our Differences
Love Your Community
Respect All Opinions
Inspire Customer Wonder
Make it Count
Deliver Kudos for Positive Change
Think & Act Like an Owner
Own the Outcomes
Behave Like a Start-up
Make it Great
Create Your Path
Master Your Craft
Grow Our Peeps
Don't Take Yourself Too Seriously

The Leadership Mix is what keeps our consumers at the center of everything we do and ensures that our Krispy Kremers are empowered to do the right thing for our consumers and for the business. We pride ourselves on being an entrepreneurial and innovative team that is not afraid to take smart risks in service of creating awesome doughnut experiences.

Consistent with our Leadership Mix ingredients, we pride ourselves on attracting a diverse team of Krispy Kremers and Insomniac team members from a wide range of backgrounds. As of January 1, 2023, our U.S. Krispy Kreme Company-owned operations include approximately 11,500 employees, of which 97% are field-based employees and the remaining 3% are corporate employees. 67% of such employees are people of color and 54% of such employees are female. We believe our diverse team drives the entrepreneurial culture that is at the center of our success. The success of our business is fundamentally connected to the well-being of our Krispy Kremers. Accordingly, we are committed to their health, safety, and wellness.

Our Total Rewards platform provides Krispy Kremers and their families with access to a variety of competitive, innovative, flexible, and convenient pay, health, and wellness programs. Our total package of pay and benefits is designed to support the physical, mental, and financial health of our people and includes medical, dental, vision, EAP, life insurance and retirement benefits as well as disability benefits and assistance with major life activities, such as educational reimbursement and adoption. Many of these benefits are available to our part-time Krispy Kremers; we believe that offering select benefits to our part-time Krispy Kremers offers us a competitive advantage in recruiting and retaining talent. We have also rolled out employee equity ownership plans across the organization, including for our shop general managers, to effectively align Krispy Kremers' incentives with the Company's long-term strategic goals.

Marketing and Innovation

Our marketing strategy is as unique and innovative as our brand. Krispy Kreme's marketing strategy is to participate in culture through "Acts of Joy," deliver new product experiences that align with seasonal and trending consumer and societal interests and to create positive connections through simple, frequent, brand-focused offerings that encourage shared experiences. The tactics which support this strategy are also distinct. In the U.S., Krispy Kreme's paid media strategy is 100% digital with a heavy focus on social media where our passionate consumer base engages and shares our marketing programs far and wide through their own networks. Earned media is also an important part of our media mix. We create promotions and products that

attract media outlets to our brand. Through the widespread dissemination of our programs through pop culture, entertainment, and news outlets, we believe we can achieve disproportionately large attention relative to our spend in a media environment populated by brands with far larger media budgets. We believe our marketing strategy, supported with non-traditional media tactics, has proven to be a potent combination that simultaneously drives sales while growing brand love.

By drawing inspiration from important societal events, we create a unique way for our consumers to celebrate and engage. For example, in 2022 our "Beat the Pump" promotion created social "buzz" and significant consumer traffic for our Doughnut Shops. Our ability to create this connection between our consumers and our brand is what has helped make the Krispy Kreme brand iconic, and helps to solidify our position in popular culture.

Limited time seasonal innovation and permanent innovations are used to create consumer wonder and are an essential ingredient in keeping our consumers engaged with the brand and the products. Our limited time offerings are anticipated by consumers and the media alike and generate significant social sharing amongst our fans and media coverage. The impact of limited time seasonal offerings goes well beyond the sales of the innovations themselves; they drive traffic and create additional sales of our core product offering.

Krispy Kreme has a strong brand presence across both emerging and well-established social media platforms, including Facebook, Instagram, Twitter, YouTube, Tik-Tok, and Pinterest. These channels enable us to engage with our consumers on a personal level, while spreading the global brand of Krispy Kreme, including communicating promotional activity, featured products, new shop openings, and highlighting core equities of the brand. Social media allows precise geo-targeting around our shops and effective targeting of consumers likely to be interested in our messages.

Supply Chain

Sourcing and Supplies

We are committed to sourcing the best ingredients available for our products. The principal ingredients to manufacture our products include flour, shortening, and sugar which are used to formulate our proprietary doughnut mix and concentrate at our Winston-Salem manufacturing facility. We procure the raw materials for these products from different vendors. Although most raw materials we require are typically readily available from multiple vendors, we currently have approximately 20 main vendors in addition to our own mix plant.

We manufacture our doughnut mix at our mix plant in Winston-Salem, North Carolina and a third-party facility in Pico Rivera, California, domestically, and at several locations internationally, where we produce the doughnut mix used to make our doughnuts across the U.S. and internationally. In support of international markets, we produce a concentrate exclusively at our Winston-Salem facility for shipping efficiency. The concentrate is mixed with commodity ingredients in local markets to get to a finished doughnut mix. Throughout the process, the recipe for what makes a Krispy Kreme doughnut remains known only to the Company.

At an additional facility in Winston-Salem, North Carolina, we manufacture our proprietary doughnut making equipment for shipment to new shops and Doughnut Factories around the world. We manufacture a range of doughnut making lines, with different capacities to support the needs of different shop types.

In addition, we provide other ingredients, packaging and supplies, principally to Company-owned and domestic franchise shops. Our Krispy Kreme shop-level replenishments generally occur on a weekly basis, working with two national distribution partners. In addition, we serve New York City with a regional distribution partner to best serve our needs in that market.

In the U.S., we operate four Doughnut Factories located in Indianapolis, Indiana, Monroe, Ohio, New York, New York, and Fort Lauderdale, Florida. Internationally, we operate 38 Doughnut Factories, of which 24 are operated by franchisees. Each Doughnut Factory is staffed by Krispy Kremers and supports multiple business channels for Krispy Kreme. Each Doughnut Factory manufactures daily, powering the Hub and Spoke model by producing product for Spoke locations such as Fresh Shops and Carts and Food Trucks. In addition, they also provide DFD finished products to support local and regional markets. We operate DFD routes out of each Doughnut Factory to ensure our DFD doughnuts are delivered fresh, every day, and maintain our highest standards of quality and brand experience.

We utilize our Concord, North Carolina production facility to manufacture our Branded Sweet Treat Line products, including a variety of Doughnut Bites and Mini Crullers, which are shelf stable and cake-based products. In addition, at the end of fiscal 2022, we began to transition manufacturing capacity of Branded Sweet Treat Line products to our mix plant in Winston-Salem, North Carolina (after exiting the co-manufacturer production facility located in Burlington, Iowa). After manufacturing, packaging, and palletizing our Branded Sweet Treat Line products, we transport the products to a third-party warehousing and distribution vendor. This vendor warehouses, consolidates, and provides direct shipments to our retail partners' supply networks.

Insomnia Cookies operates a nationwide, efficient supply chain. To support the Insomnia Cookies shops, third-party logistic providers bring ingredients and supplies to their bakeries to create their warm, delicious products.

Quality Control

We operate an integrated supply chain to help maintain the consistency and quality of products. Our business model is centered on ensuring consistent quality of our products. We manufacture doughnut mixes at our facility in Winston-Salem, North Carolina. Additionally, we also manufacture doughnut mix concentrates, which are blended with flour and other ingredients by contract mix manufacturers to produce finished doughnut mix. We have an agreement with an independent food company to manufacture certain doughnut mixes using concentrate for domestic regions outside the southeastern U.S. and to provide backup mix production capability in the event of a business disruption at the Winston-Salem facility. In-process quality checks are performed throughout the production process, including ingredients, moisture percentage, fat percentage, sieve size, and metal checks. We provide specific instructions to franchise partners for storing and cooking our products. All products are transported and stored at ambient temperature.

Competition

We compete in the fragmented indulgence industry. Our domestic and international competitors include a wide range of retailers of doughnuts and other treats, coffee shops, and other café and bakery concepts. We also compete with snacks sold through convenience stores, supermarkets, restaurants and retail stores in the U.S. The number, size and strength of competitors vary by region and by category. We also compete against retailers who sell sweet treats such as cookies, cupcakes, and ice cream shops. We compete on elements such as food quality, freshness, convenience, accessibility, customer service, price, and value. We view our brand engagement, overall consumer experience and the uniqueness of our Original Glazed doughnut as important factors that distinguish our brand from competitors, both in the doughnut and broader indulgence categories. See "Risk Factors — Risks Related to Executing Our Business Strategy – Our success depends on our ability to compete with many food service businesses."

Intellectual Property

Our doughnut shops are operated under the Krispy Kreme® trademark, and we use many federally and internationally registered trademarks and service marks, including Original Glazed®, Hot Krispy Kreme Original Glazed Now®, Insomnia Cookies® and the logos associated with these marks. We have registered various trademarks in over 65 other countries, and we generally license the use of these trademarks to our franchisees for the operation of their doughnut shops. We have also licensed our marks for other consumer goods. We believe that our trademarks and service marks have significant value and are important to our brand. To better protect our brand, we have registered and maintain numerous Internet domain names.

Despite our efforts to obtain, maintain, protect, and enforce our trademarks, service marks and other intellectual property rights, there can be no assurance that these protections will be available in all cases, and our trademarks, service marks or other intellectual property rights could be challenged, invalidated, declared generic, circumvented, infringed or otherwise violated. Opposition or cancellation proceedings may in the future be filed.

For more information on the risks associated with our intellectual property, see "Risk Factors — Risks Related to Our Intellectual Property."

Government Regulation

As a company with global operations, we are subject to the laws and regulations of the U.S. and the multiple foreign jurisdictions in which we operate as well as the rules, reporting obligations and interpretations of all such requirements and obligations by various governing bodies, which may differ among jurisdictions. In addition, changes to such laws, regulations, rules, reporting obligations and related compliance obligations could result in significant costs but are not expected to have a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods.

For more information on the risks associated with domestic and international regulation, see "Risk Factors — Risk Related to Regulation and Litigation."

Seasonality

Our sales peak at various times throughout the year due to certain promotional events and holiday celebrations. Additionally, our hot beverage sales generally increase during the fall and winter months while our iced beverage sales generally increase during the spring and summer months. Quarterly results also may be affected by the timing of the opening of new shops and the closing of existing shops. For these reasons, results for any fiscal quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Research and Development

New product innovation is important to the success of our business. We believe that the development of new Krispy Kreme doughnuts, beverages and other products attracts new consumers to our brand, increases shop sales, and allows our shops to strengthen daypart offerings. One of our properties in Winston-Salem, North Carolina includes research and development facilities including test kitchens and doughnut producing equipment used in developing new products and processes.

Available Information

KKI Annual Report on Form 10-K reports, along with all other reports and amendments filed with or furnished to the SEC, are publicly available free of charge on the Investor Relations section of our website at investors.krispykreme.com or at sec.gov as soon as reasonably practicable after these materials are filed with or furnished to the SEC. We also use our website as a tool to disclose important information about the Company and comply with our disclosure obligations under Regulation Fair Disclosure. Our corporate governance policies, code of ethics and Board committee charters and policies are also posted on the Investor Relations section of our website. The information on our website (or any webpages referenced in this Annual Report on Form 10-K) is not part of this or any other report KKI files with, or furnishes to, the SEC.

Item 1A. Risk Factors

Investing in our securities involves a variety of risks and uncertainties, known and unknown, including, among others, those discussed below. You should carefully consider the risks described below together with other information set forth in this Annual Report on Form 10-K. **If any of the following risks or uncertainties occur, our business, financial condition, prospects, results of operations, and cash flows could be materially and adversely affected.** *The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations, or cash flows. We cannot assure you that any of the events discussed in the risk factors below will not occur.*

Risks Related to Food Safety and Consumer Preferences

Our business may be adversely affected by food safety issues, including food-borne illnesses, tampering, or contamination.

We are a food service business and may experience food safety issues, including the possibility of food-borne illnesses, tampering, adulteration, or contamination. These risks may be increased as we introduce new products, increase distribution channels, such as our DFD business channels, or expand manufacturing and production capacity. Failure to maintain adequate food safety standards in our shops could result in temporary closures and disrupt our retail operations as well as our DFD operations. Food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain or lower margins for us and our franchisees. Furthermore, our reliance on third parties as intermediaries in the delivery of our products to our consumers increases the risk that food safety issues could be caused by factors outside of our direct control. While we monitor the operations of certain of these business partners, the product quality and service they deliver may be diminished by any number of factors beyond our control and it may be difficult to detect contamination or other defects. There is greater risk from those we do not monitor, or do not monitor as closely. Additionally, food safety issues could expose us to litigation, governmental investigation, recalls, penalties or fines. Any report or publicity linking us, our franchisees, or the food service industry to food safety issues could adversely affect our reputation as well as our revenues and profits.

Changes in consumer preferences and demographic trends could negatively impact our business.

Food service businesses are often affected by changes in consumer tastes, dietary and health preferences, national, regional, and local economic conditions, discretionary spending priorities, demographic trends, traffic patterns, and the type, number, and location of competing brands. In addition, the food service industry continues to be under heightened legal and legislative scrutiny related to menu labeling and packaging resulting from the perception that the products and practices of food service companies have contributed to nutritional, caloric intake, obesity, or other health concerns of their guests. If we are unable to adapt to changes in consumer preferences and trends, or if regulatory changes are implemented that impact any of our markets, our operating results could be negatively impacted.

Risks Related to Cybersecurity, Data Privacy, and Information Technology

We rely on information technology in our operations. Any material failure, inadequacy, or interruption of that technology could adversely affect our ability to effectively operate our business and result in financial or other loss.

We and our franchisees rely on computer systems and information technology to conduct our business. Our ability to effectively manage our business depends significantly on the reliability and capacity of these systems. Our omni-channel approach relies, in large part, on our information technology systems to operate successfully, including the implementation of our delivery strategy. As we expand our business channels, our exposure to such risks will increase.

Business interruptions also could result from the failure of other important information technology platforms we use to operate our business, including platforms hosted or otherwise provided by third parties on our behalf. Service interruptions, degradation, or other performance problems may occur because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism because of criminal third parties (including state-sponsored organizations with significant financial and technological resources), third parties we do business with, and our franchisees' employees.

In addition, we must effectively respond to changing guest expectations and new technological developments. Any disruptions, delays, or deficiencies in the design and/or implementation of any of these systems, or our inability to accurately predict the costs of such initiatives or our failure to generate revenue and corresponding profits from such activities and investments, could impact our ability to perform necessary business operations, which could adversely affect our reputation, competitive position, business, results of operations, and financial condition.

While we endeavor to keep all systems current, there can be no guarantee that we can reliably update and maintain our systems. In instances where we are unable to do so, the mitigating controls we put in place to reduce the risk may fail. Any such failure could lead to Ecommerce downtime, disruptions to our information technology systems, and expose vulnerabilities to cyber-criminals.

Our business interruption insurance may not be sufficient to cover all our losses that may result from interruptions in our service as a result of systems failures and similar events. As a result, if we experience any outsized material impacts from a failure of our systems, our business, results of operations, and financial condition could be materially and adversely effected.

Breaches or failures of our information technology systems or other cybersecurity or data security-related incidents may have an adverse impact on our business, financial condition, and results of operations.

Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error, or inadvertent releases of data all threaten our and our franchisees' information systems and records. The techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, may take many forms (including phishing, social engineering, denial, or degradation of service attacks, malware, or ransomware), change frequently and are often not recognized until such attacks are launched or have been in place for a period of time. In addition, our employees, franchisees, contractors, or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures to misappropriate regulated, protected, or personally identifiable information, and may purposefully or inadvertently cause a breach involving or compromise of such information.

There is no assurance that any security procedures or controls that we or our third-party providers have implemented will be sufficient to prevent data security related incidents from occurring. An actual or perceived breach in the security of our information technology systems or those of our franchisees and third-party service providers could lead to an interruption in the operation of our systems, resulting in material adverse impacts on our business, financial condition, and results of operations, and could result in adverse publicity and significant damage to our brand and reputation with consumers and third parties with whom we do business.

Additionally, a significant theft, loss, disclosure, modification, or misappropriation of, or access to, guests', employees', third parties', or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation, and expose us to claims from guests and employees, any of which could have a material adverse effect on our financial condition and results of operations.

Our cybersecurity insurance may not be sufficient in type or amount to cover us against claims related to breaches, failures, or other data security related incidents, and we cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. We could be forced to expend significant financial and operational resources in protecting against or responding to a security breach, including investigating and remediating any information security vulnerabilities, defending against and resolving legal and regulatory claims, and complying with notification obligations, all of which could divert resources and the attention of our management and key personnel away from our business operations and adversely affect our business, financial condition, and results of operations. In addition, our remediation efforts may not be successful, and we could be unable to implement, maintain and upgrade adequate safeguards.

If we or our franchisees or licensees are unable to protect our consumer and employee data and other regulated, protected, or personally identifiable information, we or our franchisees could be exposed to data loss, litigation, regulatory fines, and other liability, and our reputation could be significantly harmed.

Our business requires the collection, transmission, and retention of large volumes of consumer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we and our franchisees maintain, and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. Any failure to comply with legal and industry rules and/or requirements could significantly harm our brand, reputation, business, and results of operations. We also rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed.

We are, and may increasingly become, subject to other various laws, directives, industry standards and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. In the U.S., various federal and state regulators have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international, or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions, and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs or changes in business practices and policies.

We are also subject to international laws, regulations, and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer, and other processing of personal information. For example, we are subject to the General Data Protection Regulation ("GDPR"), which was adopted by the European Union effective May 2018, and the U.K. GDPR and U.K. Data Protection Act of 2018, which retains the GDPR in the U.K.'s national law. These laws include obligations and restrictions concerning data transparency and consent, the overall rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area ("EEA") or the U.K., security breach notifications, and the security and confidentiality of personal data. Our failure to adhere to or successfully implement appropriate processes to adhere to international data privacy requirements could expose us and our franchisees to financial penalties and legal liability. Our and our franchisees' systems may not be able to satisfy changing requirements or may require significant additional investments or time to do so.

Because the interpretation and application of laws, regulations, standards, and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards, and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies. If our practices are not consistent, or are viewed as not consistent, with changes in laws, regulations, standards, or new interpretations or applications of existing laws, regulations, and standards, we may also become subject to fines, audits, inquiries, whistleblower complaints, adverse media coverage, investigations, lawsuits, loss of export privileges, severe criminal or civil sanctions, or other penalties. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses and discourage potential users from our products and services. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Executing Our Business Strategy

We may not realize the anticipated benefits from past or potential future acquisitions, investments, or other strategic transactions.

From time to time, we evaluate and may complete mergers, acquisitions, divestitures, joint ventures, strategic partnerships, minority investments, or strategic transactions, including to expand our Global Points of Access. Such transactions may include strategic opportunities to acquire or partner with our domestic and international franchisees. In certain circumstances, our past and existing franchisees may retain a minority stake in the franchise shops we acquire and continue to participate in the operation of the applicable shops. Such arrangements are entered into on a case-by-case basis.

Past and potential future strategic transactions may involve various inherent risks, including, without limitation:

- Expenses, delays, or difficulties in integrating acquired Krispy Kreme franchised shops, Points of Access, strategic partnerships, or investments into our organization, including the failure to realize expected synergies and/or the inability to retain key personnel;

- Diversion of management's attention from other initiatives and/or day-to-day operations to effectively execute our growth strategy;

- Inability to generate sufficient revenue, profit, and cash flows from acquired Krispy Kreme franchised shops, Points of Access, companies, strategic partnerships or investments;

- The possibility that we have acquired substantial contingent or unanticipated liabilities in connection with acquisitions or other strategic transactions; and

- The possibility that investments we have made may decline significantly in value, which could lead to the potential impairment of the carrying value of goodwill associated with acquired businesses.

Past and potential future strategic transactions may not create the intended value for us and may harm our reputation and materially, adversely affect our business, financial condition, and results of operations.

Our franchisees may affect our operating results and reputation.

We have limited control over how our franchisees' businesses are run, and their inability to operate successfully could adversely affect our operating results. Although we provide certain training and support to franchisees, our franchisees are independently owned and operated businesses. Consequently, the quality of franchised shop operations may be diminished by any number of factors beyond our control. Moreover, franchisees may not operate shops in a manner consistent with applicable laws and regulations or in accordance with our standards and requirements. Also, franchisees may not successfully hire and train qualified managers and other shop personnel. Although we believe we currently generally enjoy a positive relationship with our franchisees, there is no assurance that future developments, some of which may be outside our control, may not significantly harm our future relationships with existing and new franchisees. In addition, our image and reputation, and the image and reputation of other franchisees, may suffer materially if our franchisees do not operate successfully, or in accordance with our standards and requirements, which could result in a significant decline in Krispy Kreme's branded sales, our revenues, and our profitability.

Our DFD business channels depend on key customers and are subject to risks if such key customers reduce their purchases or terminate their relationships with us.

Sales to retail customers through our DFD channels represent a substantial portion of our revenue. The infrastructure necessary to support this business line requires significant fixed and semi-fixed costs.

We have several large retail customers around the world. However, no single retail customer accounted for more than 10% of our total revenue in the fiscal years ended January 1, 2023, January 2, 2022, or January 3, 2021. These customers do not enter long-term contracts; instead, they make purchase decisions based on a combination of price, product quality, consumer demand, and service quality. In the future, they may reallocate their shelf space, including space currently used for our products, for other products, including private label products. The loss of or a significant reduction in sales to one of our large retail customers, or significant financial difficulties in their businesses, could adversely affect our business, financial condition, and results of operations.

Our reputation and brand image are essential to our business success.

Krispy Kreme is one of the most beloved and well-known sweet treat brands in the world. Our success depends on our and our franchisees' ability to maintain our brand image, extend our products to new markets and channels, expand our brand image with new product offerings, and deliver consistently high-quality, delicious products to our consumers.

While we seek to maintain, extend, and expand our brand image and reputation through marketing investments, including advertising and consumer promotions, most of our marketing initiatives rely heavily on social media. We increasingly rely on social media and online dissemination of advertising campaigns. Social and digital media increase the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media could seriously damage our brands and reputation. These risks are especially pronounced given our reliance on our social media presence to promote our brand and maintain consumer loyalty and engagement.

Our reputation is based in part on consumers' subjective opinions. Regulatory or legal action against us, product recalls, or other adverse publicity could damage our reputation and brand image, undermine our consumers' confidence, and reduce long-term demand for our products. If we do not maintain, extend, and expand our brand image, then our business, financial condition, and results of operations could be materially and adversely affected.

Our success depends on our ability to compete with many food service businesses.

We compete with many well-established food service companies. At the shop level, we compete with other indulgence retailers and bakeries, specialty coffee retailers, bagel shops, quick service restaurants, delicatessens, take-out food service companies, convenience stores, and supermarkets. Our Branded Sweet Treat Line competes primarily with grocery store bakeries and packaged snack foods.

In both our shop and Branded Sweet Treat Line business channels, aggressive pricing by our competitors or the entrance of new competitors into our markets could reduce our sales and profit margins. Moreover, many of our competitors offer consumers a wider range of products. Many of our competitors or potential competitors have substantially greater financial and other resources than we do which may allow them to react to changes in pricing, marketing, and the quick service restaurant industry better than we can. As competitors expand their operations, competition may intensify. In addition, the start-up costs associated with retail indulgence and similar food service establishments are not a significant barrier to entry into the retail indulgence business, further increasing the potential for competition.

In addition to the above, our omni-channel business approach, especially our Insomnia Cookies brand, which emphasizes delivery as a key component, competes with local and international indulgence brands in a highly competitive space. While we control and operate our Ecommerce platform, we rely on third-party food delivery services for last-mile delivery of our products. We are also a partner platform on such services, in which the end-to-end transaction with consumers, including delivery of our products, is conducted by the third-party platform. Our consumers may prefer other indulgence providers' Ecommerce platforms or other delivery platforms and services for a variety of competitive reasons, including delivery availability, app user experience, and overall market demand for food delivery.

If we are unable to successfully compete, we may be unable to sustain or increase our revenues and profitability as well as leverage the growth we expect to achieve through our omni-channel business model.

Risks Related to Our Global Expansion and Growth

A key portion of our growth strategy depends on opening new Krispy Kreme shops and Points of Access both domestically and internationally.

A core part of our business strategy is expansion of our Global Points of Access, through the addition of shops, DFD doors, and Ecommerce in existing and new geographies. Our ability to successfully execute such an expansion strategy may be influenced by factors beyond our and our franchisees' control, which may slow shop development and impair our growth strategy. We may also be limited by logistical or other operational concerns, including an inability to source product components or logistical services. Further, certain international markets of ours are heavily reliant on our franchisees and there can be no assurance that our franchisees will successfully develop or operate their shops in a manner consistent with our brand standards, or will have the business abilities or access to financial resources necessary to open, operate, and maintain the shops required by their agreements and our brand requirements.

We will face risks as we continue to focus on expansion of our omni-channel business model.

Continued expansion of our omni-channel business model will entail significant costs and uncertainties arising from, among other things, expanding Points of Access, increasing our manufacturing capability, developing our information technology and logistics systems, and adapting our corporate organization and talent.

Successful implementation will continue to rely on our ability to capitalize and realize certain goals, including identifying retail partners, expanding the geographies we serve and developing and maintaining the manufacturing and logistical capacity to meet our delivery needs. In addition, these may exacerbate or be exacerbated by other risk factors included herein, especially those related to our logistical and manufacturing capacity and ability to compete in the indulgence market. There is no guarantee that we will achieve the benefits we anticipate or achieve the costs savings, revenue generation and other positive effects necessary to offset the costs and risks discussed here.

Our failure to improve the performance of our Branded Sweet Treat Line could materially and adversely affect our results of operations.

Our Branded Sweet Treat Line, which has only been deployed in the U.S., has thus far been dilutive to our adjusted EBITDA margins. There is no guarantee that it will see success among customers in domestic markets, be deployed or be successful in international markets, or ever become accretive to our adjusted EBITDA margins either domestically or internationally. Any failure to recognize the benefits we expected in pursuing this business line could materially and adversely affect our results of operations.

Political, economic, currency, and other risks associated with our international operations could adversely affect our and our international franchisees' operating results.

As of January 1, 2023 and excluding Doughnut Factories, there were 1,346 Krispy Kreme shops operated outside of the U.S. and Canada, representing 69% of our total shop count. Of this total, 862 shops were owned and operated by franchisees. Our revenues from international operations and business segments are exposed to risks associated with doing business in foreign countries. Risks arising from our international operations include, but are not limited to:

- Recessionary or expansive trends in international markets;

- Ongoing government regulatory reform, including relating to public health, food safety, tariffs and tax, sustainability, and responses to climate change, which result in regulatory uncertainty as well as potential significant increases in compliance costs;

- Food safety related matters, including compliance with food safety regulations and ability to ensure product quality and safety;

- Import or other business licensing requirements;

- Limitations on the repatriation of funds and foreign currency exchange restrictions due to current or new U.S. and international regulations;

- Difficulty in staffing, developing, and managing foreign operations and supply chain logistics, including ensuring the consistency of our product quality and service;

- Disputes with our franchisees, or failures by our franchisees to operate successfully, to develop or finance new shops or build them on suitable sites or open them on schedule;

- Local laws that make it more expensive and complex to negotiate with, retain, or terminate employees;

- Competition with entrenched competitors as we expand our international operations; and

- Increase in anti-American sentiment and the identification of the brand as an American brand.

Our results of operations and the value of our foreign assets are affected by fluctuations in currency exchange rates and liquidity, which may adversely affect reported earnings. Royalties from our franchisees are based on a percentage of net sales (as defined in our franchise agreements) generated by our foreign franchisees' operations. Royalties payable to us by our international franchisees are based on a conversion of local currencies to U.S. dollars using the prevailing exchange rate, and changes in exchange rates could adversely affect our revenues. To the extent that the portion of our revenues generated from international operations increases in the future, our exposure to changes in foreign political and economic conditions and currency fluctuations will increase. In addition, political circumstances in certain countries where we operate may restrict the conversion of local currency into foreign currencies and, in certain cases, the remittance of currency out of the country.

Additionally, we typically export our products, principally our doughnut mixes and doughnut mix concentrates, to our franchisees in markets outside the U.S. Numerous government regulations apply to both the export of food products from the U.S. as well as the import of food products into other countries. If one or more of the ingredients in our products are banned, alternative ingredients would need to be identified. Although we intend to be proactive in addressing any product ingredient issues, such requirements may delay our ability to open shops in other countries in accordance with our desired schedule.

Risks Related to Our Human Capital

An inability to recruit and retain personnel could have materially adverse effects on our operations.

We rely heavily on our Krispy Kremers to provide high-quality service and unique experiences. Our Krispy Kremers are essential for continued operation of our retail and manufacturing facilities as well as our delivery logistics. They enable us to ensure that we provide a consistent product to our consumers, whether it is in our Hot Light Theater Shops or one of our DFD access points. Our future success also depends upon the continued contributions of senior management and other key personnel and the ability to retain and motivate them. Economic and social trends beyond our control, such as labor shortages, may make it difficult to recruit and retain talented Krispy Kremers, including our senior management and other key personnel. The growth of our business can make it increasingly difficult to locate and hire sufficient numbers of employees, to maintain an effective system of internal controls for a globally dispersed enterprise, and to train employees worldwide to deliver a consistently high-quality product and consumer experience. If we are unable to recruit, retain and motivate Krispy Kremers sufficiently to support the projected growth and initiatives of our business, there could be materially adverse effects on our operations.

Changes in the availability or cost of labor could adversely affect our business.

Our business could be adversely impacted by increases in labor costs, including wages and benefits. Such increases may be triggered by state and federal legislation and regulatory actions regarding wages, scheduling, and benefits; increased healthcare and workers' compensation insurance costs; increased wages and costs of other benefits necessary to attract and retain high-quality employees with the right skill sets and increased wages. Furthermore, we may experience a shortage of labor for store positions, including due to market trends and conditions, the availability of new telecommuting employment options, and other factors, which could decrease the pool of available qualified talent for key functions. Such changes in the availability or cost of labor could have materially adverse effects on our business.

Risks Related to Our Supply Chain

We are the exclusive or primary supplier of doughnut mixes and key ingredients to shops worldwide and any problems supplying these ingredients, could negatively affect our and our franchisees' ability to make doughnuts.

We are the exclusive supplier of doughnut mixes for many domestic and international Krispy Kreme shops and the exclusive supplier of doughnut mix concentrate, which is blended with other ingredients to produce doughnut mixes at both domestic and international production facilities, for all Krispy Kreme shops globally. We also are the exclusive supplier of certain other key ingredients to all domestic Company-owned shops, most domestic franchise shops and some international franchise shops. We manufacture all our concentrates at our manufacturing facility located in Winston-Salem, North Carolina and, on a limited scale, through a manufacturing agreement with BakeMark USA LLC ("BakeMark"). We produce doughnut mix domestically at our Winston-Salem plant and a third-party facility in Pico Rivera, California. We distribute doughnut mixes and other key ingredients and flavors using independent contract distributors for Krispy Kreme shops domestically and internationally. Without an adequate alternative source, any shutdown or disruption of our mix and concentrate production would disrupt our entire global supply chain.

The Pico Rivera facility produces mix for distribution to most Krispy Kreme shops west of the Mississippi River and has the capacity to manufacture our doughnut mixes for other regions in the event of a shut-down or loss of capacity at our Winston-Salem facility. Nevertheless, an interruption of production at any manufacturing facility could impede our ability or that of our franchisees to make doughnuts domestically. Internationally, we produce doughnut mix at several plants and any disruption at such facilities may have regional impacts on doughnut production capabilities at our locations and our franchisees' locations.

We generally ship our mix and concentrate internationally from a single port in Florida. Delays in shipping or logistics chains could impact ours and our franchisees' international operations. Events that delay shipment may be known or unknown, including events arising in connection with adverse weather events, customs and border shutdowns, trade conflicts, and general trade route delays. In addition, if any of our relationships with our raw material suppliers terminate unexpectedly, even where we have multiple suppliers for the same ingredient, we may not be able to obtain adequate quantities of the same high-quality ingredients at competitive prices. As we continue to expand our global footprint the above risks may be exacerbated as we encounter supply shortages, logistical hurdles, and other costs associated with operating and supplying a global network of shops.

We are the only manufacturer of substantially all our doughnut-making equipment. If we have any problems producing this equipment, our shops' ability to make doughnuts could be negatively affected.

We manufacture our custom doughnut-making equipment in one facility in Winston-Salem, North Carolina. Although we have limited back-up sources to produce our equipment, obtaining new equipment quickly in the event of a loss of our Winston-Salem facility would be difficult. In such an event, we would be forced to rely on third-party manufacturers or shift production to another manufacturing facility, and we could face significant delays in manufacturing and increased costs, which would jeopardize our ability to supply equipment to new shops or new parts for the maintenance of existing equipment in established shops on a timely basis.

We have limited suppliers for many of the product components and services that we rely on and any interruption in supply could impair our ability to make and deliver our signature products, adversely affecting our business, financial condition, and results of operations.

Although we own the recipe for our glaze flavoring and glaze base, we rely on a single supplier. Additionally, all the cookie dough used by our Insomnia Cookies brand is supplied by a single supplier. Our dependence on such suppliers subjects us to the possible risks of shortages, interruptions, and price fluctuations. Any interruption in the delivery of glaze flavoring would adversely affect our ability to produce and deliver our signature products, including our hot Original Glazed doughnut, to our consumers on a timely and competitive basis and could adversely affect our operating results. In the event we cannot obtain replacement products in a timely manner, we risk the loss of revenue resulting from the inability to sell our products and related increased administrative and shipping costs.

Furthermore, dealing with a limited number of providers exposes us to increased risks arising from such suppliers' distribution networks. Increases in the price of fuel, employee strikes, organized labor activities, inclement weather and a variety of other known and unknown factors could limit our providers' ability to service our logistical needs. If we are unable to source alternative logistical providers, our costs may significantly increase and, if we are unable to pass increased distribution costs on to our consumers in the form of higher prices for our products, our business, financial condition, and results of operations could be adversely affected.

Our reliance on a single vendor for distribution of materials and supplies in the U.S. and a portion of Canada poses risks to our and our franchisees' ability to make doughnuts if the vendor fails to provide these materials and supplies per the agreement.

We entered into an exclusive distribution agreement with BakeMark, which, among other things, grants BakeMark exclusive rights to distribute ingredients, packaging, and supplies to Company-owned and franchise shops in parts of the U.S. and Canada. If BakeMark experiences economic or operational challenges, this could cause disruptions to our supply chain in the U.S. and Canada. We cannot control the factors that may cause such challenges, and we may not be able to find an alternative distribution channel in a timely manner to prevent disruptions to our operations, which might even require that we temporarily stop production in the affected shops until other arrangements are taken. Additionally, the cost of a replacement distribution channel may also affect the financial performance of these shops. Severe disruption to BakeMark could result in a material and adverse impact on our business and our consolidated financial position, results of operations, and cash flows.

Our profitability is sensitive to changes in the cost of raw materials and other commodities.

Although we utilize forward purchase contracts and futures contracts and/or options on such contracts to mitigate the risks related to commodity price fluctuations, such contracts do not fully mitigate commodity price risk, particularly over the longer term. In addition, the portion of our anticipated future commodity requirements that is subject to such contracts varies from time to time.

Our three most significant ingredients are flour, shortening, and sugar. We also purchase a substantial amount of gasoline to fuel our fleet of delivery vehicles for our DFD business and significant amounts of packaging materials to make, among other things, our iconic boxes for our dozens and half-dozens. The prices of wheat and soybean oil, which are the principal components of flour and shortening respectively, and of sugar and gasoline, have been volatile in recent years. We attempt to leverage our size to achieve economies of scale in purchasing, but there can be no assurances that we can always do so effectively. Adverse changes in commodity prices could adversely affect our profitability.

Risks Related to Regulation and Litigation

We may be subject to litigation that could adversely affect us by increasing our expenses, diverting management attention, or subjecting us to significant monetary damages and other remedies.

We are regularly involved in claims or disputes by franchisees, suppliers, employees, customers, governments, and others related to operational, foreign exchange, tax, franchise, contractual, or employment issues. These claims or disputes may relate to personal injury, franchisees' employment, real estate related, environmental, tort, intellectual property, breach of contract, data privacy, securities, derivative, and other litigation matters. Plaintiffs often seek recovery of very large or indeterminate amounts, and lawsuits are subject to inherent uncertainties, some of which are beyond our control. We may not have valid arbitration agreements and waivers of class certification with all current or former employees, and the arbitration agreements that are in place may not protect us from certain claims in certain states (including Private Attorney General Act claims in California). Unfavorable rulings or developments may also occur in cases we are not involved in. Moreover, regardless of whether any such lawsuits have merit, or whether we are ultimately held liable or settle, such litigation may be expensive to defend, may divert resources and management attention away from our operations, and may negatively impact our results of operations. With respect to insured claims, a judgment for monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our reputations, which in turn could adversely affect our results of operations.

Our business may be adversely affected by litigation, regulation and publicity concerning food quality, health, and other issues, which can negatively affect public policy and consumer preferences toward our products.

As a food service business, we may be adversely affected by litigation, regulation, and complaints from consumers or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one shop or a limited number of shops, including shops operated by our franchisees, or as we introduce new products or increase distribution channels, such as our DFD business channels. In addition, class action lawsuits have been filed and may continue to be filed against various food service businesses (including quick service restaurants) alleging, among other things, that food service businesses have failed to disclose the health risks associated with high-fat foods and that certain food service business marketing practices have encouraged obesity. Because one of our competitive strengths is the taste and quality of our doughnuts and other indulgence products, adverse publicity or regulations relating to food quality or other similar concerns affect us more than it would food service businesses that compete primarily on other factors. We could also incur significant liabilities if such a lawsuit or claim results in a decision against us or because of litigation costs, regardless of the result.

We are subject to franchise laws and regulations that govern our status as a franchisor and regulate some aspects of our franchise relationships. Our ability to develop new franchised shops and to enforce contractual rights against franchisees may be adversely affected by these laws and regulations, which could cause our franchise revenues to decline.

As a franchisor, we are subject to regulation by the Federal Trade Commission (the "FTC") and by domestic and foreign laws regulating the offer and sale of franchises. Our failure to obtain or maintain approvals to offer franchises would cause us to lose future franchise revenues and revenues generated through our Market Development segment. In addition, domestic or foreign laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees.

Healthcare legislation and other potential employment legislation could adversely affect our business, financial condition, and results of operations.

Federal legislation regarding government-mandated health benefits and potential minimum wage legislation is expected to increase our and our domestic franchisees' costs. In the past several years states have increased their minimum wages and there is mounting pressure to increase minimum wage on a federal level as well. In addition, for those of our employees paid at rates set above, but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs, which may also be increased by inflationary pressures and any shortages in the labor market.

Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, overtime, family leave, safety standards, payroll taxes, citizenship requirements, and other wage and benefit requirements for employees classified as non-exempt. It is difficult to predict the overall trend of government regulation, and we may be subject to significant and sweeping change or reforms arising out of legislative initiatives surrounding labor laws, healthcare laws, or other laws affecting our labor costs. Significant additional government regulations could impose increased compliance costs and we may be subject to litigation arising out of noncompliance with such regulations. Such risks, combined with other increases in our labor costs, could have material adverse effects on our business, financial condition, and operating results.

Our annual effective income tax rate can change materially as a result of changes in our geographic mix of U.S. and foreign earnings and other factors, including changes in tax laws and changes made by regulatory authorities.

We are subject to federal, state, and local income taxes in the U.S. and in foreign jurisdictions. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws, the consequences of which have not yet been fully determined. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service ("IRS") and other tax authorities. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition and results of operations.

Our overall effective income tax rate is equal to our total tax expense as a percentage of total earnings before tax. However, income tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in our tax rate. Changes in the mix of earnings (or losses) between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a significant effect on our overall effective income tax rate. Additionally, changes in tax laws and changes made by regulatory authorities could have a significant effect on our overall effective income tax rate.

The full realization of our deferred tax assets may be affected by a number of factors, including future earnings and the feasibility of ongoing planning strategies.

We have deferred tax assets including federal, state, and foreign net operating loss carryforwards, accruals not yet deductible for tax purposes, tax credits, and other items. We have established valuation allowances to reduce the deferred tax assets related to U.S. federal tax credits as well as foreign and state and local net operating loss carryforwards to an amount that is more likely than not to be realized. Our ability to utilize the deferred tax assets depends in part upon our ability to generate future taxable income within each respective jurisdiction during the periods in which these temporary differences reverse or our ability to carryback any losses created by the deduction of these temporary differences.

Due to legal or regulatory changes, such as suspensions on the use of deferred tax assets and tax credits by certain jurisdictions, possibly with retroactive effect, our existing deferred tax assets and tax credits could expire or otherwise be unavailable to offset future income tax liabilities. For example, California temporarily suspended the use of certain net operating losses and tax credits to offset revenue losses associated with the COVID-19 pandemic. Other jurisdictions could also impose limitations on the use of certain deferred tax assets and tax credits.

We expect to realize the deferred tax assets over an extended period. If we are unable to generate sufficient future taxable income in the U.S. and/or certain foreign jurisdictions, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowances against our deferred tax assets. Our effective tax rate would increase if we were required to increase our valuation allowances against our deferred tax assets.

Risks Related to Our Intellectual Property

Our failure or inability to obtain, maintain, protect, and enforce our trademarks or other intellectual property could adversely affect our business and the value of our brands.

We own certain common-law trademark rights in the U.S., as well as numerous trademark and service mark registrations in the U.S. and in other jurisdictions. We possess intellectual property that includes ingredient formulas, trademarks, copyrights, patents, business processes, and other trade secrets. We believe that our trademarks and other intellectual property rights are important to our success and our competitive position. We rely on a combination of legal protections provided by trademark registrations, contracts, copyrights, patents, and common law rights, such as unfair competition, passing off and trade secret laws to protect our intellectual property from potential infringement. Despite our efforts to obtain, maintain, protect, and enforce our trademarks, service marks, and other intellectual property rights, there can be no assurance that these protections will be available in all cases, and our trademarks, service marks, or other intellectual property rights could be challenged, invalidated, declared generic, circumvented, infringed, or otherwise violated. In addition, effective intellectual property protection may not be available in every country in which our brands have, or may in the future open or franchise, a shop or other facility and the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S. There can be no assurance that the steps we have taken to protect our intellectual property or the legal protections that may be available will be adequate or that our franchisees will maintain the quality of the goods and services offered under our brands' trademarks or always act in accordance with guidelines we set for maintaining our brands' intellectual property rights and defending or enforcing our trademarks and other intellectual property could result in the expenditure of significant resources or result insignificant harm to our business, reputation, financial condition and results of operations. Our brands may also be targets of infringement claims that could interfere with the use of certain names or trademarks and/or the proprietary know-how, recipes, or trade secrets used in our business. Defending against such claims is costly, and as a result of defending such claims, we may be prohibited from using such proprietary information in the future or forced to pay damages, royalties, or other fees for using such proprietary information, any of which could negatively affect our business, reputation, financial condition, and results of operations.

Loss of our trade secret recipes could adversely affect our sales.

We derive significant competitive benefit from the fact that our doughnut recipes and formulations are trade secrets. Although we take reasonable steps to safeguard our trade secrets, should they become known to competitors, our competitive position could suffer substantially. Furthermore, trade secrets can be difficult to protect. We seek to protect our trade secrets and other know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside contractors, consultants, advisors, and other third parties. We cannot guarantee that we have entered into such agreements with each party and any of these parties may breach the agreements and disclose our proprietary information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we could not assert any trade secret rights against such parties.

Risks Related to Macroeconomic Conditions

Adverse economic conditions or disruptions in the markets where we operate could adversely impact our business, results of operations, and financial condition.

Adverse economic conditions or disruptions in the markets where we and our franchisees operate could result in higher unemployment rates, labor shortages, increases in inflation, and declines in consumer confidence and spending. Our products are an indulgence, which is highly sensitive to discretionary spending trends. If such conditions occur, our customers may have less money for discretionary purchases and may stop or reduce their purchases of our products. There can be no assurance that government responses to economic disruptions will restore consumer confidence. Ongoing disruptions in national and global economies may adversely impact our business, results of operations, and financial condition.

Risks Related to Crises, Catastrophic Events, and Business Continuity

Public health outbreaks, epidemics, or pandemics, including the global COVID-19 outbreak, have disrupted and may continue to disrupt, our business, and could materially affect our business, financial condition, and results of operations.

Health epidemics or pandemics can adversely affect consumer spending and confidence levels and supply availability and costs in the markets in which we and our franchisees operate, all of which can affect our business, financial condition, and results of operations. For example, the COVID-19 epidemic spread globally in recent years, disrupting global health, economic, and market conditions, consumer behavior, and food service operations. While we have enacted protections to manage large scale public health risks, we may nonetheless be affected by future outbreaks in our shops and other facilities, resulting in a significant percentage of our workforce or the workforce of our business partners being unable to work.

In addition, our business is affected by consumer preferences and perceptions. The risk of contracting viruses has and could continue to cause employees or guests to avoid gathering in public places, which has had, and could further have, adverse effects on ours and our franchisees' guest traffic and the ability to adequately staff shop locations. Many consumer behaviors have changed during the COVID-19 pandemic and may persist or continue to change beyond the end of the pandemic. These changes have and could continue to negatively impact consumer traffic and our and our franchisees' sales.

Adverse weather conditions could adversely affect our business.

Adverse weather conditions can impact guest traffic at our and our franchisees' shops and, in more severe cases such as hurricanes, tornadoes, flooding, or other natural disasters (which can be worsened by climate change), cause temporary closures, sometimes for prolonged periods, which would negatively impact our shop sales. Changes in weather could result in construction delays, interruptions to the availability of utilities, and shortages or interruptions in the supply of food items and other supplies, which could increase our costs.

Risks Related to Environmental, Social, and Governance Matters

We may be affected by matters related to environmental, social, and governance trends and events, including governmental regulation and supply chain disruptions, that may adversely impact our business.

Additionally, increased focus on environmental, social, and governance ("ESG") matters from consumers, investors, governmental authorities, and third-party stakeholders could affect our operations and compliance obligations. ESG matters include, but are not limited to, climate change, greenhouse gases, packaging and waste, human rights, sustainable supply chain practices, animal health and welfare, deforestation, and land, energy, and water use. For example, disclosure requirements have been proposed or adopted in recent years by the U.S. Congress, U.S. Securities and Exchange Commission, the European

Union, and the Nasdaq stock exchange that have or may encourage or require us to adopt new practices for managing and reporting ESG-related risks. These rules and regulations continue to evolve in scope and complexity, making compliance more difficult and uncertain. These changing rules, regulations, and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations.

Furthermore, as part of our commitment to making a positive impact on the world, we have established commitments, targets, and goals, and are evaluating their expansion related to ESG matters. Our competitors may not seek to establish environmental or sustainability goals at a comparable level to ours, which could result in lower supply chain or operating costs for our competitors. We may communicate these commitments, targets, and goals through public disclosures. Our ability to meet such commitments, targets, and goals is subject to risks and uncertainties, many of which are outside of our control. If we are not effective, or are not perceived to be effective, in achieving our ESG strategy or mitigating ESG-related risks to our business, we could be subject to market, operational, reputational, and execution costs or risks.

Risks Related to an Investment in Us

Certain provisions of Delaware Law, the Investors' Rights Agreement, our certificate of incorporation, and our bylaws could hinder, delay, or prevent a change in control of us, which could adversely affect the price of our common stock.

Certain provisions of Delaware Law, our certificate of incorporation, and our bylaws will contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors or JAB Holdings B.V. ("JAB"), as the largest beneficial owner of our common stock.

As a Delaware corporation, we are subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, as amended (the "DGCL"), which prevents some shareholders holding more than 15% of our outstanding common stock ("interested shareholder") from engaging in certain business combinations without approval from the holders of at least two-thirds of our outstanding common stock not held by the interested shareholder.

Furthermore, JAB controls a substantial portion of the voting power of the shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our shareholders through its affiliate, and JAB may be able to influence the outcome of matters submitted to a shareholder vote.

In addition, under our certificate of incorporation, our Board of Directors has the authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences, and rights of any such series of preferred stock, all without approval of our shareholders. Nothing in our certificate of incorporation will preclude future issuances without shareholder approval of the authorized but unissued shares of our common stock. These factors could have the effect of making the replacement of incumbent directors more time consuming and difficult.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control, or takeover attempt that is opposed by JAB, our management, or our Board of Directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and Board of Directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We have entered into the Investors' Rights Agreement with JAB that provides them rights to certain Company information, which JAB must treat as confidential, including management's monthly financial review reports, the consolidated financial results for each fiscal quarter, and other information as JAB may reasonably request from time to time. As a result of these rights and the representatives of JAB who serve on our Board of Directors, JAB has greater access to our management and earlier access to our financial results than our other investors. While JAB remains subject to applicable U.S. securities laws regarding the trading of our securities while in possession of material non-public information, it will nonetheless have a better view as to our business and financial condition than you for so long as its information rights continue under the Investors' Rights Agreement.

If the ownership of our common stock continues to be highly concentrated, it may prevent shareholders from influencing significant corporate decisions and may result in conflicts of interest.

JAB beneficially owned approximately 45% of our common stock through its affiliate as of January 1, 2023. As a result, JAB can exercise significant influence over all matters requiring a shareholder vote, including: the election of directors; mergers, consolidations, and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our certificate of incorporation and our bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter, or prevent acts that would be favored by our other shareholders. The interests of JAB may not always coincide with our interests or the interests of our other shareholders. This concentration of ownership may also have the effect of delaying, preventing, or deterring a change in control of us. The concentration of voting power could deprive you of an opportunity to receive a premium for your shares of common stock as part of the sale of us and ultimately might affect the market price of our common stock. Also, JAB may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders. As a result, the market price of our common stock could decline or shareholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant shareholders.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

JAB's affiliate may have the ability to sell the shares of the Company's common stock that they hold into the public markets in in accordance with the requirements of Rule 144. The sale by JAB's affiliate of a substantial number of our shares, or a perception that such sales would occur, could significantly reduce the market price of our common stock. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

We may be unable to pay dividends on our common stock.

We intend to pay cash dividends on our common stock on a quarterly basis, subject to the discretion of our Board of Directors and our compliance with applicable law, and depending on our results of operations, capital requirements, financial condition, business prospects, contractual restrictions, restrictions imposed by applicable laws, and other factors that our Board of Directors deems relevant. Our ability to pay dividends may also be restricted by the terms of our existing debt agreements, or any future debt or preferred equity securities. Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying any outstanding debt, we risk, among other things, slowing the expansion of our business, having insufficient cash to fund our operations or make capital expenditures, or limiting our ability to incur borrowings. Our Board of Directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to modify the amount of regular dividends and/or declare any periodic special dividends. There can be no assurance that our Board of Directors will not adjust the amount or timing of regular cash dividends or cause us to cease paying dividends altogether.

We have incurred significant indebtedness, which could adversely affect us, including decreasing our business flexibility and increasing our interest expense.

We have significant indebtedness, which could adversely affect us, including decreasing our business flexibility and increasing our interest expense. Our indebtedness could also reduce funds available for working capital, capital expenditures, acquisitions, the repayment or refinancing of our indebtedness as it becomes due, and other general corporate purposes. It may also create competitive disadvantages for us relative to other companies with lower debt levels. If our financial performance does not meet current expectations, our ability to service our indebtedness may be adversely impacted.

We may incur additional indebtedness, guarantees, commitments, or other liabilities in the future. We may need to refinance all or a portion of our indebtedness on or before maturity. There is no assurance that we will be able to refinance any of our indebtedness on favorable terms, or at all. If our business does not generate sufficient cash flow from operations or if future debt or equity financings are not available to us on acceptable terms in amounts sufficient to pay our indebtedness or to fund other liquidity needs, our financial condition and results of operations may be adversely affected.

Additionally, in assessing our credit strength, credit rating agencies consider our capital structure and financial policies as well as our results of operations and financial position at the time. If our credit ratings were to be downgraded because of changes in our capital structure, changes in the credit rating agencies' methodology in assessing our credit strength, the credit agencies' perception of the impact of credit market conditions on our current or future results of operations and financial position, or for any other reason, our cost of borrowing could increase. Furthermore, a significant downgrade in our credit ratings could limit a financial institution's willingness to participate in our accounts payable program and reduce the attractiveness of the accounts payable program to participating suppliers who may sell payment obligations from us to financial institutions. In addition, a significant downgrade in our credit ratings may reduce flexibility of our business to engage in certain transactions, such as the execution and renewal of certain leases.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The material properties used by Krispy Kreme, Inc. in connection with its manufacturing, warehousing, distribution, and corporate administrative operations, serving all segments, are as follows:

Location	Approximate Size in Square Feet	Purpose	Type
Winston-Salem, NC	107,000	Mix Production Plant and Distribution	Owned
Winston-Salem, NC	101,710	Equipment Manufacturing Facility	Owned
Charlotte, NC	31,776	Corporate Administrative	Leased

In the U.S., we operate four Doughnut Factories located in Indianapolis, Indiana, Monroe, Ohio, New York, New York, and Fort Lauderdale, Florida. Internationally, for our equity markets, we operate 14 Doughnut Factories. Each Doughnut Factory manufactures daily to provide finished products to shops and to support our DFD routes. The majority of our Doughnut Factories are leased.

Additionally, as of January 1, 2023, Krispy Kreme, Inc. had 1,021 Company-owned shops globally, a majority of which are leased. We also lease space in various locations globally for regional, district, and other administrative offices, training facilities, and storage.

Specific to the Branded Sweet Treat Line, we utilize two manufacturing, warehousing and distribution facilities, serving the U.S. and Canada segment. We utilize our leased Concord, North Carolina production facility for manufacturing. In addition, at the end of fiscal 2022, we began to transition manufacturing capacity of Branded Sweet Treat Line products to our mix plant in Winston-Salem, North Carolina (after exiting the co-manufacturer production facility located in Burlington, Iowa). After manufacturing, packaging, and palletizing our Branded Sweet Treat Line products, we transport the products to a third-party warehousing and distribution vendor. This vendor warehouses, consolidates, and provides direct shipments to our retail partners' supply networks.

We believe our existing facilities, both owned and leased, are in good condition and suitable for the conduct of our business.

Item 3. Legal Proceedings

In the ordinary course of conducting our business, we have in the past and may in the future become involved in various legal actions and other claims. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these matters may involve claims of substantial amounts. These legal proceedings may be subject to many uncertainties and there can be no assurance of the outcome of any individual proceedings. See Note 14, Commitments and Contingencies, to the audited Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K for information regarding certain legal proceedings in which we are involved.

Shareholder Derivative Suit

On December 3, 2021, a shareholder of the Company brought a shareholder class and derivative action complaint against the members of the Company's Board of Directors, the Company, JAB Holdings, and certain entities related to JAB Holdings (JAB Holdings and the related entities collectively, the "JAB Entities"). The plaintiff alleged that the members of the Company's Board breached their fiduciary duty by allowing the JAB Entities to conduct a creeping takeover of the Company and that the JAB Entities aided and abetted those breaches. On October 31, 2022, the Company paid $0.2 million as its share of the full resolution of this matter, for which the related payment has been reflected in the accompanying Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been listed on the Nasdaq Global Select Market under the symbol "DNUT" since our initial public offering on July 1, 2021. Prior to that time, there was no public market for our common stock.

Holders

The approximate number of shareholders of record of our common stock as of February 17, 2023 was 217. This does not include persons whose stock is in nominee or "street name" accounts through brokers.

Dividend Policy

For the fiscal quarters ending April 3, 2022, July 3, 2022, October 2, 2022, and January 1, 2023, we paid quarterly cash dividends on our common stock of $0.035 per share, which were paid in May 2022, August 2022, November 2022, and February 2023, respectively. We expect to pay a dividend after the close of each quarter.

Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our Board of Directors and will depend on many factors, including economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in certain of our subsidiaries' credit facilities, and such other factors as our Board of Directors may deem relevant. See "Risk Factors — Risks Relating to an Investment in Us – We may be unable to pay dividends on our common stock."

Under Delaware law, dividends may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Issuer Purchases of Equity Securities

Shares under our ongoing share repurchase program may be repurchased in open market transactions, including pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act, as amended, or through privately negotiated transactions. The timing, manner, price, and amount of repurchases will be determined at our discretion, and the share repurchase program may be suspended, terminated or modified at any time for any reason. As of January 1, 2023, all outstanding shares remained available for repurchase under current authorizations.

Performance Graph

The following graph depicts the total return to shareholders from the IPO on July 1, 2021 through our fiscal year end date of January 1, 2023, relative to the performance of the Russell 2000 Index, the NASDAQ Composite Index and the Standard & Poor's Consumer Discretionary Sector. All indices shown in the graph have been reset to a base of 100 as of July 1, 2021 and assume an investment of $100 on that date and the reinvestment of dividends paid since that date. The stock price performance shown in the graph is not necessarily indicative of future price performance.



	July 1, 2021		January 2, 2022		January 1, 2023
Krispy Kreme, Inc.	$	100.00	$	111.29	$	60.71
Russell 2000		100.00		96.39		75.61
NASDAQ Composite		100.00		107.73		72.07
S&P Consumer Discretionary		100.00		112.01		69.92

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This section of the Annual Report on Form 10-K generally discusses fiscal 2022 and fiscal 2021 items and year-to-year comparisons of fiscal 2022 to fiscal 2021. Discussions of fiscal 2020 items and year-to-year comparisons of fiscal 2021 and fiscal 2020 are not included in this Annual Report on Form 10-K and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended January 2, 2022. This discussion contains forward-looking statements that involve risks and uncertainties. The words "believe," "may," "could," "will," "should," "would," "anticipate," "estimate," "expect," "intend," "objective," "seek," "strive" or similar words, or the negative of these words, identify forward-looking statements. Such forward-looking statements are based on certain assumptions and estimates that we consider reasonable but are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial conditions, business, prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements including, without limitation, those described under the heading "Risk Factors" in this Annual Report on Form 10-K. The inclusion of this forward-looking information should not be regarded as a representation by us that the future plans, estimates or expectations contemplated by us will be achieved. Our actual results could differ materially from the forward-looking statements included herein. These forward-looking statements are made only as of the date of this document, and we do not undertake any obligation, other than as may be required by applicable law, to update or revise any forward-looking or cautionary statement to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

General

Krispy Kreme is one of the most beloved and well-known sweet treat brands in the world. Our iconic Original Glazed doughnut is universally recognized for its hot-off-the-line, melt-in-your-mouth experience. Krispy Kreme operates in over 30 countries through its unique network of fresh Doughnut Shops, partnerships with leading retailers, and a rapidly growing Ecommerce and delivery business. Our purpose of touching and enhancing lives through the joy that is Krispy Kreme guides how we operate every day and is reflected in the love we have for our people, our communities, and the planet.

We operate and report financial information on a 52 or 53-week fiscal year ending on the Sunday closest to December 31. Fiscal year 2022 reflects our results of operations for the 52-week period ended January 1, 2023. Fiscal year 2021 reflects our results of operations for the 52-week period ended January 2, 2022.

We conduct our business through the following three reported segments:

- **U.S. and Canada**: Includes all our Company-owned operations in the U.S. and Canada, including our Krispy Kreme and Insomnia Cookies-branded shops, DFD and our Branded Sweet Treat Line;

- **International**: Includes all our Krispy Kreme Company-owned operations in the U.K., Ireland, Australia, New Zealand and Mexico; and

- **Market Development**: Includes franchise operations across the globe, as well as the Company-owned operations in Japan.

The following table presents a summary of our financial results for the periods presented:

	Fiscal Years Ended		
(in thousands, except percentages)	**January 1, 2023 (52 weeks)**	**January 2, 2022 (52 weeks)**	**% Change**
Total Net Revenues [1]	$ 1,529,898	$ 1,384,391	10.5 %
Net Loss....................................	(8,775)	(14,843)	40.9 %
Adjusted Net Income [2]	56,975	66,723	-14.6 %
Adjusted EBITDA [2]................	190,729	187,945	1.5 %

[1]   We generated 12.1% and 12.5% organic revenue growth in fiscal 2022 and fiscal 2021, respectively.

[2]   Refer to "Key Performance Indicators and Non-GAAP Measures" below for more information as to how we define and calculate Adjusted EBITDA and Adjusted Net Income and for a reconciliation of Adjusted EBITDA and Adjusted Net Income to net loss, the most comparable GAAP measure.

Significant Events and Transactions

Executing on our Transformation Strategy

We made strong progress on the execution of our omni-channel strategy in fiscal 2022, where we focus on being able to deliver fresh doughnuts and cookies to where our consumers are located. We continued to add quality Global Points of Access across our network as we convert markets into fully implemented Hub and Spoke models, including a net total of 1,410 new Global Points of Access in fiscal 2022 to surpass 11,800 Global Points of Access. The primary driver of the increased Points of Access during the year was the continued expansion of our low capital DFD network in alignment with our transformation strategy, as we added 1,273 DFD Doors globally, including 537 DFD Doors to the U.S. and Canada segment, 544 to the International segment, and 192 to the Market Development segment. As highlighted by the more developed model within the International segment, the capital-efficient Hub and Spoke distribution model increases accessibility to our consumers and drives higher profitability and increased margins. We expect DFD growth to continue to be one of our most significant drivers of earnings growth, through both increased door count and growth in average revenue per door per week ("APD"), which rose by 9.9% in the U.S. and Canada in fiscal 2022 compared to fiscal 2021.

The increase in Points of Access and the strong growth in APD in the U.S. and Canada allowed our trailing four quarters Sales per Hub to increase 15.0% from $4.0 million in fiscal 2021 to a record high $4.6 million in fiscal 2022. Our trailing four quarters International Sales per Hub also increased by 7.7% from $9.1 million to $9.8 million for the same periods. The increase in our Sales per Hub domestically and internationally led to 10.5% net revenue growth and 12.1% organic revenue growth in fiscal 2022. Our goal is to continue to grow our Sales per Hub over time, which we believe will drive higher margins and higher return on invested capital.

In addition to grocery and convenience stores, we have also begun to look strategically at additional DFD channels such as Quick Service Restaurant ("QSR"), club membership, and drug stores to further broaden availability of our doughnuts to consumers. At the beginning of the fourth quarter of fiscal 2022, we announced a partnership with McDonald's on a small-scale test to offer doughnuts at McDonald's restaurants in Louisville, Kentucky and the surrounding area, which began October 26, 2022. We have also recently begun small tests with Costco and Target. We continue to look for new ways to increase access to fresh doughnuts through our DFD network – a key element of our omni-channel strategy to attain more than 75,000 Global Points of Access.

During fiscal 2022, the macroeconomic environment has continued to be challenging with supply chain disruption, inflationary pressures in commodities and labor costs, and inflationary pressures on consumer demand. These effects have been felt most heavily by our KKUK business. To protect margins, we increased prices globally throughout the year. At the same time, we reduced the level of discounting beginning late in the third quarter of fiscal 2022, seeing a beneficial impact on adjusted EBITDA margins in the fourth quarter.

Additionally, during fiscal 2022, we continued to progress on portfolio optimization efforts for our legacy Krispy Kreme U.S. and Canada business, with a focus on our Hubs without Spokes and overall efficiencies. Some of this optimization includes converting shop types to better leverage labor costs and to better facilitate the expansion of DFD, reviewing the overall cost structure, and other actions. We believe this will enable us to focus even more on capital-efficient expansion in key strategic markets and to improve overall margins. As part of these efforts, we decided to exit additional Doughnut Shops in the U.S. during the second half of fiscal 2022. We will continue to assess the Krispy Kreme U.S. and Canada portfolio and business lines heading into fiscal 2023.

Increasing Our Global Presence

Another of our key strategic initiatives is to increase our global presence as we become the Most Loved Sweet Treat Brand in the World. We continue to grow the percentage of our revenues and Adjusted EBITDA generated outside the U.S. We expect to open in at least three new countries a year, with a key focus in Western Europe and select Asian and South American countries. We have signed new franchise agreements with plans to open Krispy Kreme-branded shops in Chile, Costa Rica, Switzerland, Ecuador, Jamaica, and Kazakhstan and we expect to have further announcements in fiscal 2023 as we grow our global business. In fiscal 2022, we also signed a new agreement for 33% equity ownership of Krispy Kreme development rights in France, with shop openings expected in the future.

Ecommerce, Brand, and Innovation

Ecommerce represented 18.0% of our Doughnut and Cookie Shop sales (excluding DFD) for fiscal 2022, up from less than 10% pre-COVID-19 pandemic and 17.2% for fiscal 2021. We are also expanding the delivery radius in several key markets around the world through partnerships with third-party aggregators.

Innovation is a significant driver of frequency as we create and introduce premium, fresh and buzz-worthy offerings to consumers across our Points of Access. High profile initiatives during the fourth quarter of fiscal 2022 included holiday and seasonal activations such as Halloween, Thanksgiving, and Christmas, among many others around the world.



Japan
Twinkle for You



Mexico
Grinch



Myanmar
Christmas Doughnuts



United Kingdom
Capture the Magic



Taiwan
HoHoHo Christmas



United States
Santa's Bake Shop

Key Performance Indicators and Non-GAAP Measures

We monitor the key business metrics and non-GAAP metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key business metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts, or investors.

Throughout this Annual Report on Form 10-K, we utilize "Global Points of Access" as a key performance indicator. Global Points of Access reflect all locations at which fresh doughnuts or cookies can be purchased. We define Global Points of Access to include all Hot Light Theater Shops, Fresh Shops, Carts and Food Trucks, DFD Doors, Cookie Shops, and other defined points at both Company-owned and franchise locations as of the end of the respective reporting period. We monitor Global Points of Access as a metric that informs the growth of our omni-channel presence over time and believe this metric is useful to investors to understand our footprint in each of our segments and by asset type.

The following table presents our Global Points of Access, by segment and type, as of the end of fiscal 2022, fiscal 2021, and fiscal 2020:

	Global Points of Access [1]		
	Fiscal Years Ended		
	January 1, 2023	January 2, 2022	January 3, 2021
U.S. and Canada: [2]			
Hot Light Theater Shops	238	241	229
Fresh Shops	68	66	47
Cookie Shops	231	210	184
Carts, Food Trucks, and Other [3]	—	2	—
DFD Doors	5,741	5,204	4,137
Total	**6,278**	**5,723**	**4,597**
International:			
Hot Light Theater Shops	37	32	28
Fresh Shops	388	370	359
Carts, Food Trucks, and Other [3]	14	1	—
DFD Doors	3,032	2,488	1,986
Total	**3,471**	**2,891**	**2,373**
Market Development: [4]			
Hot Light Theater Shops	111	109	119
Fresh Shops	867	782	732
Carts, Food Trucks, and Other [3]	27	31	30
DFD Doors	1,083	891	465
Total	**2,088**	**1,813**	**1,346**
Total Global Points of Access (as defined)	**11,837**	**10,427**	**8,316**
Total Hot Light Theater Shops	386	382	376
Total Fresh Shops	1,323	1,218	1,138
Total Cookie Shops	231	210	184
Total Shops	**1,940**	**1,810**	**1,698**
Total Carts, Food Trucks, and Other	**41**	**34**	**30**
Total DFD Doors	**9,856**	**8,583**	**6,588**
Total Global Points of Access (as defined)	**11,837**	**10,427**	**8,316**

[1] Excludes Branded Sweet Treat Line distribution points.
[2] Includes Points of Access that were acquired from franchisees in the U.S. and Canada. These Points of Access were previously included in the Market Development segment prior to the respective acquisition dates. See Note 2, Acquisitions, to the audited Consolidated Financial Statements for further information.
[3] Carts and Food Trucks are non-producing, mobile (typically on wheels) facilities without walls or a door where product is received from a Hot Light Theater Shop or Doughnut Factory. Other includes a vending machine. Points of Access in this category are primarily found in international locations, in airports, train stations, etc.
[4] Includes locations in Japan, which are Company-owned. All remaining Points of Access in the Market Development segment relate to our franchise business. As of January 1, 2023, there were five Hot Light Theater Shops, 54 Fresh Shops, and 166 DFD Doors in Japan operating. As of January 2, 2022, there were four Hot Light Theater Shops, 48 Fresh Shops, and 105 DFD Doors in Japan operating.

As of January 1, 2023, we had 11,837 Global Points of Access, with 1,940 Krispy Kreme and Insomnia Cookies-branded shops, 41 Carts and Food Trucks, and 9,856 DFD Doors. During fiscal 2022, we added a net 1,410 Global Points of Access, with a net 130 additional shops globally, including four Hot Light Theater Shops, 105 Fresh Shops, and 21 Insomnia Cookie Shops. Hot Light Theater Shop openings during the year included expansion in Staten Island, New York and Indianapolis, Indiana for the U.S. and Canada segment, Dublin, Ireland and Queretaro, Mexico for the International segment, and Amman, Jordan for the Market Development segment which represents our first franchise shop in Jordan. These additions were offset by the strategic exit of Hot Light Theater Shops in the U.S. discussed in "Significant Events and Transactions." We plan to continue adding new locations and expanding our Ecommerce and delivery platform in order to extend the availability of our products.

We also utilize "Hubs" as a key performance indicator. Our transformation is driven by the implementation of an omni-channel strategy to reach more consumers where they are and drive revenue growth, and this strategy is supported by a capital-efficient Hub and Spoke distribution model that provides a route to market and powers profitability. Our Hot Light Theater Shops and Doughnut Factories serve as centralized production facilities ("Hubs"). From these Hubs, we deliver doughnuts to our Fresh Shops, Carts and Food Trucks, and DFD Doors ("Spokes") through an integrated network of Company-operated delivery routes, ensuring quality and freshness. Specific to the U.S. and Canada segment, certain legacy Hubs have not historically had Spokes. Many Hubs in the U.S. and Canada segment are being converted to add Spokes while certain legacy Hubs will never have the ability or need to add Spokes.

The following table presents our Hubs, by segment and type, as of the end of fiscal 2022, fiscal 2021, and fiscal 2020, respectively:

	Hubs		
	Fiscal Years Ended		
	January 1, 2023	January 2, 2022	January 3, 2021
U.S. and Canada:			
Hot Light Theater Shops [1]	232	238	226
Doughnut Factories	4	4	5
Total	**236**	**242**	**231**
Hubs with Spokes	137	126	113
Hubs without Spokes	99	116	118
International:			
Hot Light Theater Shops [1]	28	25	27
Doughnut Factories	11	11	9
Total	**39**	**36**	**36**
Hubs with Spokes	39	36	36
Market Development:			
Hot Light Theater Shops [1]	106	106	116
Doughnut Factories	27	27	26
Total	**133**	**133**	**142**
Total Hubs	**408**	**411**	**409**

[1] Includes only Hot Light Theater Shops and excludes Mini Theaters. A Mini Theater is a Spoke location that produces some doughnuts for itself and also receives doughnuts from another producing location.

Non-GAAP Measures

We report our financial results in accordance with generally accepted accounting principles in the U.S. ("GAAP"); however, management evaluates our results of operations using, among other measures, organic revenue growth, adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), and Adjusted Net Income as we believe these non-GAAP measures are useful in evaluating our operating performance.

These non-GAAP financial measures are not universally consistent calculations, limiting their usefulness as comparative measures. Other companies may calculate similarly titled financial measures differently than we do or may not calculate them at all. Additionally, these non-GAAP financial measures are not measurements of financial performance under GAAP. In order to facilitate a clear understanding of our consolidated historical operating results, you should examine our non-GAAP financial measures in conjunction with our historical Consolidated Financial Statements and notes thereto included in this Annual Report on Form 10-K.

Organic Revenue Growth

Organic revenue growth measures our revenue growth trends excluding the impact of acquisitions and foreign currency, and we believe it is useful for investors to understand the expansion of our global footprint through internal efforts. We define "organic revenue growth" as the growth in revenues, excluding (i) acquired shops owned by us for less than 12 months following their acquisition, (ii) the impact of foreign currency exchange rate changes, (iii) shop closures related to restructuring programs such as the shop portfolio optimization program initiated for Krispy Kreme U.S. and Canada during fiscal 2022, and (iv) the impact of revenues generated during the 53rd week for those fiscal years that have a 53rd week based on our fiscal calendar defined in the "Overview" section. See "Results of Operations" for our organic growth calculations for the periods presented.

Adjusted EBITDA and Adjusted Net Income

We define "Adjusted EBITDA" as earnings before interest expense, net (including interest payable to related parties), income tax expense/(benefit), and depreciation and amortization, with further adjustments for share-based compensation, certain strategic initiatives, acquisition and integration expenses, and other certain non-recurring, infrequent or non-core income and expense items. Adjusted EBITDA enables operating performance to be reviewed across reporting periods on a consistent basis and is one of the principal measures used by management to evaluate and monitor our operating performance.

We define "Adjusted Net Income" as net loss adjusted for interest expense – related party, share-based compensation, certain strategic initiatives, acquisition and integration expenses, amortization of acquisition-related intangibles, the tax impact of adjustments and other certain non-recurring, infrequent or non-core income and expense items.

Adjusted EBITDA and Adjust Net Income have certain limitations, including adjustments for income and expense items that are required by GAAP. In evaluating these non-GAAP measures, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments in this presentation, such as share-based compensation. Our presentation of Adjusted EBITDA and Adjusted Net Income should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Adjusted Net Income supplementally.

The following tables present a reconciliation of net loss to Adjusted EBITDA and net loss to Adjusted Net Income for the periods presented:

	Fiscal Years Ended		
(in thousands)	January 1, 2023	January 2, 2022	January 3, 2021
Net loss	$ (8,775)	$ (14,843)	$ (60,940)
Interest expense, net	34,102	32,622	34,741
Interest expense — related party [1]	—	10,387	22,468
Income tax expense	612	10,745	9,112
Depreciation and amortization expense	110,261	101,608	80,398
Share-based compensation	18,170	22,923	11,601
Employer payroll taxes related to share-based compensation	312	2,044	—
Other non-operating expense/(income), net [2]	3,036	2,191	(1,101)
New York City flagship Hot Light Theater Shop opening [3]	—	—	6,513
Strategic initiatives [4]	2,841	—	20,517
Acquisition and integration expenses [5]	2,333	5,255	12,679
New market penetration expenses [6]	1,511	—	—
Shop closure expenses [7]	19,465	2,766	6,269
Restructuring and severance expenses [8]	7,125	1,733	—
IPO-related expenses [9]	—	14,534	3,184
Gain on sale-leaseback	(6,549)	(8,673)	—
Other [10]	6,285	4,653	(7)
Adjusted EBITDA	$ 190,729	$ 187,945	$ 145,434

(in thousands)	Fiscal Years Ended		
	January 1, 2023	January 2, 2022	January 3, 2021
Net loss	$ (8,775)	$ (14,843)	$ (60,940)
Interest expense — related party [1]	—	10,387	22,468
Share-based compensation	18,170	22,923	11,601
Employer payroll taxes related to share-based compensation	312	2,044	—
Other non-operating expense/(income), net [2]	3,036	2,191	(1,101)
New York City flagship Hot Light Theater Shop opening [3]	—	—	6,513
Strategic initiatives [4]	2,841	—	20,517
Acquisition and integration expenses [5]	2,333	5,255	12,679
New market penetration expenses [6]	1,511	—	—
Shop closure expenses [7]	19,715	2,766	6,269
Restructuring and severance expenses [8]	7,125	1,733	—
IPO-related expenses [9]	—	14,534	3,184
Gain on sale-leaseback	(6,549)	(8,673)	—
Other [10]	6,285	4,653	(7)
Amortization of acquisition related intangibles [11]	28,456	29,803	26,328
KKI Term Loan Facility interest and debt issuance costs [12]	—	2,448	—
Tax impact of adjustments [13]	(14,609)	(12,434)	(27,629)
Tax specific adjustments [14]	(2,876)	3,936	22,464
Adjusted net income	$ 56,975	$ 66,723	$ 42,346

[1] Consists of interest expense related to the Related Party Notes which were paid off in full during the second quarter of fiscal 2021.

[2] Primarily foreign translation gains and losses in each period.

[3] Consists of pre-opening costs related to our New York City flagship Hot Light Theater Shop opening, including shop design, rent, and additional consulting and training costs incurred and reflected in selling, general and administrative expenses.

[4] Fiscal 2022 consists mainly of equipment disposals, equipment relocation and installation, consulting and advisory fees, and other costs associated with our shift of Branded Sweet Treat Line manufacturing capability from Burlington, Iowa to Winston-Salem, North Carolina. Fiscal 2020 consists mainly of consulting and advisory fees, personnel transition costs, and network conversion and set-up costs related to the evolution of the Company's legacy wholesale business in the U.S.

[5] Consists of acquisition and integration-related costs in connection with the Company's business and franchise acquisitions, including legal, due diligence, consulting and advisory fees incurred in connection with acquisition-related activities for the applicable period.

[6] Consists of start-up costs associated with entry into new countries for which the Company's brands have not previously operated, including the Insomnia Cookies brand entering Canada and the U.K.

[7] Includes lease termination costs, impairment charges, and loss on disposal of property, plant and equipment. Shop closure expenses included in Adjusted Net Income for fiscal 2022 are inclusive of accelerated depreciation related to replacing a point of sale system.

[8] Fiscal 2022 consists of costs associated with restructuring of the global and U.S. executive teams. Fiscal 2021 consists of severance and related benefits costs associated with the Company's realignment of the Company Shop organizational structure to better support the DFD and Branded Sweet Treat Line businesses.

[9] Includes consulting and advisory fees incurred in connection with preparation for and execution of the Company's IPO.

[10] Fiscal 2022 and fiscal 2021 consist primarily of legal expenses incurred outside the ordinary course of business on matters described in Note 14, Commitments and Contingencies, to the audited Consolidated Financial Statements, including the net settlement of approximately $3.3 million negotiated with TSW in fiscal 2022. Fiscal 2020 consists primarily of fixed asset and impairment expenses, net of a gain on the sale of land, as well as $1.2 million of management fees paid to JAB.

[11] Consists of amortization related to acquired intangible assets as reflected within depreciation and amortization in the Consolidated Statements of Operations.

[12] Includes interest expense and debt issuance costs incurred and recognized as expenses in connection with the extinguishment of the KKI Term Loan Facility within four business days of receipt of the net proceeds from the IPO.

[13] Tax impact of adjustments calculated applying the applicable statutory rates. The Company's adjusted effective tax rate is 24.1%, 22.4%, and 25.2% for each of the fiscal years 2022, 2021, and 2020, respectively. Fiscal 2022 includes the impact

of disallowed executive compensation expense and a discrete tax benefit related to a legal accrual. Fiscal 2021 includes the impact of disallowed executive compensation expense incurred in connection with the IPO.

[14] Fiscal 2022 consists of the recognition of previously unrecognized tax benefits unrelated to ongoing operations, as well as benefits attributable to multiple tax years due to lapse of the statute of limitations. Fiscal 2022 also includes the effect of discrete adjustments to the Company's deferred tax liabilities that are unrelated to the Company's ongoing operations. Fiscal 2021 consists primarily of the effect of tax law changes on existing temporary differences. Fiscal 2020 includes a valuation allowance of $20.5 million associated with tax attributes primarily attributable to incremental costs removed from the calculation of Adjusted Net Income.

Sales Per Hub

In order to measure the effectiveness of our Hub and Spoke model, we use "Sales per Hub" on a trailing four-quarter basis, which includes all revenue generated from a Hub and its associated Spokes. Sales per Hub equals Fresh Revenues from Hubs with Spokes, divided by the average number of Hubs with Spokes during the period. Fresh Revenues include product sales generated from our Doughnut Shop business (including Ecommerce and delivery), as well as DFD sales, but excluding sales from our legacy wholesale business and our Branded Sweet Treat Line. It also excludes all Insomnia Cookies revenues as the measure is focused on the Krispy Kreme business. The Average Hub with Spokes for a period is calculated as the average of the number of Hubs with Spokes at the end of the five most recent quarters. The Sales per Hub performance measure allows us and investors to measure our effectiveness at leveraging the Hubs in the Hub and Spoke model to distribute product and generate cost efficiencies and profitability.

Sales per Hub was as follows for each of the periods below:

	Fiscal Years Ended		
(in thousands, unless otherwise stated)	January 1, 2023 (52 weeks)	January 2, 2022 (52 weeks)	January 3, 2021 (53 weeks)
U.S. and Canada:			
Revenues	$ 1,033,125	$ 928,413	$ 782,717
Non-Fresh Revenues [1]	(38,380)	(37,311)	(128,619)
Fresh Revenues from Insomnia Cookies and Hubs without Spokes [2]	(407,558)	(415,768)	(323,079)
Sales from Hubs with Spokes	587,187	475,334	331,019
Sales per Hub (millions)	**4.6**	**4.0**	**3.5**
International:			
Sales from Hubs with Spokes [3]	$ 365,916	$ 332,995	$ 230,185
Sales per Hub (millions)	**9.8**	**9.1**	**6.4**

[1] Includes legacy wholesale business revenues and Branded Sweet Treat Line revenues.
[2] Includes Insomnia Cookies revenues and Fresh Revenues generated by Hubs without Spokes.
[3] Total International net revenues is equal to Fresh Revenues from Hubs with Spokes for that business segment.

In our International segment, where the Hub and Spoke model is most developed, Sales per Hub reached $9.8 million, up from $9.1 million in the fiscal year 2021, and also up from $6.4 million in the fiscal year 2020. International illustrates the benefits of leveraging our Hub and Spoke model in the most efficient way to grow the business, as shown by the International segment's quick recovery from the impacts of the COVID-19 pandemic and growth in profit margins. In the U.S. and Canada, we reached Sales per Hub of $4.6 million, up from $4.0 million in the fiscal year 2021 and up from $3.5 million in the fiscal year 2020. U.S. and Canada growth was driven by our efforts to increase the number of DFD Doors served by our Hubs and to increase APD for the DFD Door portfolio, as the segment makes progress toward optimizing the model to look more like the International segment. As we further extend the Hub and Spoke model into existing and new markets around the world, we expect to see this measure continue to grow.

Results of Operations

The following comparisons are historical results and are not indicative of future results which could differ materially from the historical financial information presented.

Fiscal Year ended January 1, 2023 compared to the Fiscal Year ended January 2, 2022

The following table presents our audited consolidated results of operations for fiscal 2022 and fiscal 2021:

			Fiscal Years Ended			
	January 1, 2023 (52 weeks)		January 2, 2022 (52 weeks)		Change	
(in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	$	%
Net revenues						
Product sales	$1,497,882	97.9%	$1,353,466	97.8%	$ 144,416	10.7%
Royalties and other revenues	32,016	2.1%	30,925	2.2%	1,091	3.5%
Total net revenues	**1,529,898**	**100.0%**	**1,384,391**	**100.0%**	**145,507**	**10.5%**
Product and distribution costs	406,227	26.6%	354,093	25.6%	52,134	14.7%
Operating expenses	704,287	46.0%	630,239	45.5%	74,048	11.7%
Selling, general and administrative expense	223,198	14.6%	222,394	16.1%	804	0.4%
Marketing expenses	42,566	2.8%	39,489	2.9%	3,077	7.8%
Pre-opening costs	4,227	0.3%	5,568	0.4%	(1,341)	-24.1%
Other expenses/(income), net	10,157	0.7%	(10,102)	-0.7%	20,259	200.5%
Depreciation and amortization expense	110,261	7.2%	101,608	7.3%	8,653	8.5%
Operating income	**28,975**	**1.9%**	**41,102**	**3.0%**	**(12,127)**	**-29.5%**
Interest expense, net	34,102	2.2%	32,622	2.4%	1,480	4.5%
Interest expense – related party	—	—%	10,387	0.8%	(10,387)	-100.0%
Other non-operating expense, net	3,036	0.2%	2,191	0.2%	845	38.6%
Loss before income taxes	**(8,163)**	**-0.5%**	**(4,098)**	**-0.3%**	**(4,065)**	**-99.2%**
Income tax expense	612	—%	10,745	0.8%	(10,133)	-94.3%
Net loss	**(8,775)**	**-0.6%**	**(14,843)**	**-1.1%**	**6,068**	**40.9%**
Net income attributable to noncontrolling interest	6,847	0.4%	9,663	0.7%	(2,816)	-29.1%
Net loss attributable to Krispy Kreme, Inc.	**$ (15,622)**	**-1.0%**	**$ (24,506)**	**-1.8%**	**$ 8,884**	**36.3%**

Product sales: Product sales increased $144.4 million, or 10.7%, from fiscal 2021 to fiscal 2022. Approximately $20.3 million of the increase in product sales was attributable to shops acquired from franchisees. However, product sales growth was partially offset by $37.3 million attributable to foreign currencies weakening against the U.S. dollar.

Royalties and other revenues: Royalties and other revenues increased $1.1 million, or 3.5%, from fiscal 2021 to fiscal 2022, reflecting the impact of franchise expansions into new markets such as Egypt and Jordan, partially offset by the impact of franchise acquisitions including U.S. franchisees during fiscal 2021 and the third quarter of fiscal 2022, and KK Canada during the fourth quarter of fiscal 2021.

The following table presents a further breakdown of total net revenue and organic revenue growth by segment for the periods indicated:

(in thousands, except percentages)	U.S. and Canada	International	Market Development	Total Company
Total net revenues in fiscal 2022 (52 weeks)	$ 1,033,125	$ 365,916	$ 130,857	$ 1,529,898
Total net revenues in fiscal 2021 (52 weeks)	928,413	332,995	122,983	1,384,391
Total Net Revenue Growth	104,712	32,921	7,874	145,507
Total Net Revenue Growth %	11.3%	9.9%	6.4%	10.5%
Less: Impact of shop optimization program closures	(1,374)	—	—	(1,374)
Adjusted net revenues in fiscal 2021	927,039	332,995	122,983	1,383,017
Adjusted Net Revenue Growth	106,086	32,921	7,874	146,881
Impact of acquisitions	(24,391)	—	6,899	(17,492)
Impact of foreign currency translation	2,299	26,052	8,991	37,342
Organic Revenue Growth	$ 83,994	$ 58,973	$ 23,764	$ 166,731
Organic Revenue Growth %	9.1%	17.7%	19.3%	12.1%

Total net revenue growth of $145.5 million, or approximately 10.5%, and organic revenue growth of $166.7 million, or approximately 12.1%, was driven by the continued and successful execution of our growth strategy and transformation deploying our omni-channel approach globally. We have continued to increase availability through new Global Points of Access, particularly the expansion of Spokes, including DFD Doors, for existing Hubs with Spokes during fiscal 2022.

U.S. and Canada segment growth was driven by a combination of continued execution of our omni-channel strategy as well as franchise acquisitions (17 shops in the first quarter of fiscal 2021, ten shops in the fourth quarter of fiscal 2021, and six shops in the third quarter of fiscal 2022). U.S. and Canada net revenue grew $104.7 million, or approximately 11.3% from fiscal 2021 to fiscal 2022 while organic revenue grew $84.0 million, or approximately 9.1%, from fiscal 2021 to fiscal 2022. Organic growth was driven by significant expansion of the low capital DFD business, with DFD Doors increasing by 537 and APD up 9.9% compared to fiscal 2021. Organic growth was aided by an increase of 21 Insomnia Cookies shops during fiscal 2022, increased leverage of Ecommerce and delivery channels, and successful LTOs. Our organic growth has also been supplemented by effective pricing increases taken in the second half of fiscal 2021 and again during the second half of fiscal 2022, leading to significant increase in the average transaction size, but offset some by transaction declines.

Our International segment net revenue grew $32.9 million, or approximately 9.9%, from fiscal 2021 to fiscal 2022, in spite of foreign currency translation impacts of $26.1 million from a strengthening U.S. dollar. International organic revenue grew $59.0 million or approximately 17.7%, from fiscal 2021 to fiscal 2022. Organic growth for the period was driven by successful LTOs, effective pricing increases, and an increased leverage of DFD channels, with DFD Doors increasing by 544 compared to fiscal 2021. Growth was strong in Mexico, Australia, and New Zealand, and we still saw double-digit organic growth in the U.K. and Ireland despite inflationary pressures contributing to a decline in consumer traffic in our shops.

Our Market Development segment net revenue grew $7.9 million, or approximately 6.4%, from fiscal 2021 to fiscal 2022, in spite of the impacts of franchise acquisitions such as KK Canada and certain foreign currencies devaluing against the U.S. dollar. When adjusted for the impacts of acquisitions and foreign currency, Market Development organic revenue grew $23.8 million, or approximately 19.3%, from fiscal 2021 to fiscal 2022, driven by focused growth in Japan and international franchise markets, including benefits from DFD expansion.

Product and distribution costs (exclusive of depreciation and amortization): Product and distribution costs increased $52.1 million, or 14.7%, from fiscal 2021 to fiscal 2022, largely in line with and attributable to the same factors as our revenue growth. Product and distribution costs as a percentage of revenue increased by approximately 100 basis points from 25.6% in fiscal 2021 to 26.6% in fiscal 2022. This increase was primarily driven by inflationary pressures on commodities and logistics costs in fiscal 2022, as well as increased promotional activity in the U.S. and Canada such as the "Beat the Pump" promotion. We significantly reduced the level of discounting for Krispy Kreme U.S. and Canada towards the end of the third quarter of fiscal 2022, which led to a reduction of product and distribution costs as a percentage of revenue in the fourth quarter.

Operating expenses: Operating expenses increased $74.0 million, or 11.7%, from fiscal 2021 to fiscal 2022, driven mainly by labor cost inflation and investments to support growth. Operating expenses as a percentage of revenue increased approximately 50 basis points, from 45.5% in fiscal 2021 to 46.0% in fiscal 2022 with decreased performance for Hubs without Spokes for

Krispy Kreme U.S. and Canada coupled with transaction volume declines for KKUK. This has been partially offset by efficiency benefits from DFD expansion as we execute our Hub and Spoke transformation.

Selling, general and administrative expense: Selling, general and administrative ("SG&A") expenses increased $0.8 million, or 0.4%, from fiscal 2021 to fiscal 2022. As a percentage of revenue, SG&A decreased by approximately 150 basis points, from 16.1% in fiscal 2021 to 14.6% in fiscal 2022, primarily due to a decrease in advisory service fees as we completed our IPO in fiscal 2021. The decrease was also due to lower share-based compensation expenses, as well as economies of scale from our top-line revenue growth.

Other expenses/(income), net: Other expenses, net of $10.2 million in fiscal 2022 were primarily driven by impairment and lease termination costs, net of gains from sale-leaseback transactions described in Note 8, Leases, to the audited Consolidated Financial Statements. As part of our omni-channel transformation, we initiated portfolio optimization efforts for Krispy Kreme U.S. and Canada during fiscal 2022, which included deciding to exit certain lower margin shops in the U.S. Other income, net of $10.1 million in fiscal 2021 was primarily driven by a gain on a sale-leaseback transaction, as well as $3.5 million related to one-time COVID-19 related business interruption insurance proceeds for KKUK.

Depreciation and amortization expense: Depreciation and amortization expense increased $8.7 million, or 8.5%, from fiscal 2021 to fiscal 2022, primarily driven by increased assets placed into service to support the Hub and Spoke model evolution.

Interest expense – related party: Interest expense with related parties decreased $10.4 million, or 100.0%, from fiscal 2021 to fiscal 2022, driven by paying off our Related Party Notes in full with KK GP during the second quarter of fiscal 2021.

Income tax expense: Income tax expense decreased $10.1 million, or 94.3%, from fiscal 2021 to fiscal 2022. During fiscal 2022, income tax expense was driven by the mix of income between the U.S. and foreign jurisdictions, disallowed executive compensation expense, and the recognition of previously unrecognized tax benefits. During fiscal 2021, income tax expense was significantly impacted by disallowed executive compensation expense incurred in connection with the IPO, tax law changes, and the mix of pre-tax earnings between different jurisdictions.

Net income attributable to noncontrolling interest: Net income attributable to noncontrolling interest decreased $2.8 million, or 29.1%, from fiscal 2021 to fiscal 2022, driven by less earnings allocated to certain consolidated subsidiaries, particularly WKS Krispy Kreme and Awesome Doughnut.

Results of Operations by Segment – Fiscal Year ended January 1, 2023 compared to the Fiscal Year ended January 2, 2022

The following table presents Adjusted EBITDA by segment for the periods indicated:

	Fiscal Years Ended		Change	
(in thousands, except percentages)	January 1, 2023 (52 weeks)	January 2, 2022 (52 weeks)	$	%
Adjusted EBITDA				
U.S. and Canada	$ 118,483	$ 107,571	$ 10,912	10.1%
International	75,512	81,422	(5,910)	-7.3%
Market Development	44,421	40,824	3,597	8.8%
Corporate	(47,687)	(41,872)	(5,815)	-13.9%
Total Adjusted EBITDA [(1)] **...**	**$ 190,729**	**$ 187,945**	**$ 2,784**	**1.5%**

[(1)] Refer to "Key Performance Indicators and Non-GAAP Measures" above for a reconciliation of Adjusted EBITDA to net loss.

U.S. and Canada Adjusted EBITDA increased $10.9 million, or 10.1%, from fiscal 2021 to fiscal 2022, primarily driven by the revenue growth of 11.3%. Our strategic expansion of the DFD business as part of the Hub and Spoke transformation contributed to this growth with 555 added Points of Access during fiscal 2022. Adjusted EBITDA margin for fiscal 2022 was 11.5% which was essentially flat with margin for fiscal 2021, driven by cost increases in labor and commodities and underperformance in our Hubs without Spokes, partially offset by the positive impacts from an increase in our Points of Access in our Hubs with Spokes and effective pricing increases in the second half of fiscal 2021 and the second half of fiscal 2022. Additionally, we believe the legacy U.S. and Canada optimization efforts discussed in "Significant Events and Transactions" above will yield improvement to margins in fiscal 2023 and 2024.

International Adjusted EBITDA decreased $5.9 million, or 7.3%, with margin decline of approximately 390 basis points to 20.6% from fiscal 2021 to fiscal 2022, due primarily to an increase in labor and commodity costs compared to timing of price increases, adverse foreign currency translation impacts, as well as a challenging consumer environment in the U.K. Adjusted EBITDA in fiscal 2021 was also impacted positively by $3.5 million business interruption insurance proceeds related to COVID-19 in the U.K. Despite these factors, we have seen positive impacts on Adjusted EBITDA margin from Points of Access expansion and efficiencies from our Hub and Spoke model evolution.

Market Development Adjusted EBITDA increased $3.6 million, or 8.8%, from fiscal 2021 to fiscal 2022 driven by top-line growth of our international franchise markets and Japan. This growth more than offset the impact of acquisitions and foreign currency translation.

Corporate expenses within Adjusted EBITDA increased $5.8 million, or 13.9% from fiscal 2021 to fiscal 2022, primarily driven by an increase in costs associated with our operation as a public company. Corporate expenses within Adjusted EBITDA as a percentage of revenue remained essentially flat from fiscal 2021 to fiscal 2022.

Capital Resources and Liquidity

Our principal sources of liquidity to date have included cash from operating activities, cash on hand, amounts available under our credit facility, and commercial trade financing including our "Supply Chain Financing Program" or the "SCF Program." Our primary use of liquidity is to fund the cash requirements of our business operations, including working capital needs, capital expenditures, acquisitions and other commitments.

Our future obligations primarily consist of our debt and lease obligations, as well as commitments under ingredient and other forward purchase contracts. As of January 1, 2023, we had the following future obligations:

- An aggregate principal amount of $748.8 million outstanding under the 2019 Facility;

- Non-cancellable future minimum operating lease payments totaling $680.8 million;

- Non-cancellable future minimum finance lease payments totaling $47.1 million; and

- Purchase commitments under ingredient and other forward purchase contracts of $118.5 million.

Refer to Note 7, Long-Term Debt, Note 8, Leases, and Note 14, Commitments and Contingencies, to the audited Consolidated Financial Statements for more information.

We had cash and cash equivalents of $35.4 million and $38.6 million as of January 1, 2023 and January 2, 2022, respectively. We believe that our existing cash and cash equivalents and debt facilities will be sufficient to fund our operating and capital needs for at least the next twelve months. In fiscal 2023, we expect to use our available cash to support and invest in the growth of our core businesses, including investing in new ways to serve our consumers and support our shop partners, increasing our omni-channel presence as we increase the expansion of DFD Doors in priority areas, as well as investing in new shop openings and new market penetration within the U.S. and internationally. Total capital expenditures for fiscal 2023 are expected to be in the range of $105 million to $115 million, with our focus on deploying the capital-efficient Hub and Spoke model to reduce capital expenditures as a percentage of revenues. We also expect to continue to reduce leverage by repaying debt, as well as to continue to return cash to shareholders through common stock cash dividend payments.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary because of, and our future capital requirements will depend on, many factors, including our growth rate, the timing and extent of spending to acquire franchises, the growth of our presence in new markets and the expansion of our omni-channel model in existing markets. We may enter into arrangements in the future to acquire or invest in complementary businesses, services and technologies. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations and financial condition would be adversely affected.

As discussed in Note 7, Long-Term Debt to the audited Consolidated Financial Statements, our 2019 Facility is scheduled to mature on June 13, 2024. We expect to refinance with our lenders prior to the maturity date and are in process of determining the terms of any refinancing. We do not expect any cash flows associated with our 2019 Facility and its potential refinancing to inhibit our expected use of cash for operations and investments discussed above.

Cash Flows

We generate significant cash from operations and have substantial credit availability and capacity to fund operating and discretionary spending such as capital expenditures and debt repayments. Our requirement for working capital is not significant because our consumers pay us in cash or on debit or credit cards at the time of the sale and we are able to sell many of our inventory items before payment is due to the vendor of such items. The following table and discussion present, for the periods indicated, a summary of our key cash flows from operating, investing and financing activities:

	Fiscal Years Ended	
(in thousands)	January 1, 2023 (52 weeks)	January 2, 2022 (52 weeks)
Net cash provided by operating activities	$ 139,818	$ 141,224
Net cash used for investing activities	(121,474)	(153,407)
Net cash (used for)/provided by financing activities	(16,838)	16,096

Cash Flows Provided by Operating Activities

Cash provided by operations totaled $139.8 million for fiscal 2022, a decrease of $1.4 million compared with fiscal 2021. Cash provided by operations decreased primarily due to working capital management, with declines due to an increase in accounts receivable and inventories, which were partially offset by $8.5 million received in fiscal 2022 related to novation of our interest rate swap derivatives.

We have undertaken broad efforts to improve our working capital position and cash generation, in part by negotiating longer payment terms with vendors. We have an agreement with a third-party administrator which allows participating vendors to track our payments, and if voluntarily elected by the vendor, to sell payment obligations from us to financial institutions (the SCF Program). Our typical payment terms for trade payables range to 180 days outside of the SCF Program, depending on the type of vendors and the nature of the supplies or services. For vendors under the SCF Program, we have established payable terms ranging up to, but not exceeding, 360 days. When participating vendors elect to sell one or more of our payment obligations, our rights and obligations to settle the payables on their contractual due date are not impacted. We have no economic or commercial interest in a vendor's decision to enter into these agreements and the financial institutions do not provide us with incentives such as rebates or profit sharing under the SCF Program. We agree on commercial terms with vendors for the goods and services procured, which are consistent with payment terms observed at other peer companies in the industry, and as the terms are not impacted by the SCF Program, such obligations are classified as trade payables. Our increased use of the SCF Program has continued through the end of fiscal 2022.

Cash Flows Used for Investing Activities

Cash used for investing activities totaled $121.5 million for fiscal 2022, a decrease in investment of $31.9 million compared with fiscal 2021. The decrease is primarily due to a reduction of cash spent on acquisitions of shops and franchise rights, as well lower property and equipment purchases aided by capital-light DFD expansion.

Cash Flows (Used for)/Provided by Financing Activities

Cash used for financing activities totaled $16.8 million for fiscal 2022, a reduction in financing of $32.9 million compared with fiscal 2021. The reduction in financing was primarily due to decreasing our reliance on equity financing in fiscal 2022 compared to fiscal 2021 (when we completed our IPO), in addition to our payment of $12.5 million of issuance costs in connection with the IPO during the first quarter of fiscal 2022.

The reductions in financing were partially offset by $8.3 million change in cash flows related to structured payables programs (net payments on structured payables of $12.4 million in fiscal 2022 compared to net payments on structured payables of $20.8 million in fiscal 2021). We utilize various card products issued by financial institutions to facilitate purchases of goods and services. By using these products, we may receive differing levels of rebates based on timing of repayment. The payment obligations under these card products are classified as structured payables on our Consolidated Balance Sheets and the associated cash flows are included in the financing section of our Consolidated Statements of Cash Flows.

Debt

Our long-term debt obligations consist of the following:

(in thousands)	January 1, 2023	January 2, 2022
2019 Facility - term loan	$ 586,250	$ 621,250
2019 Facility - revolving credit facility	162,500	75,000
Less: Debt issuance costs	(2,247)	(3,833)
Financing obligations	32,583	24,473
Total long-term debt	**779,086**	**716,890**
Less: Current portion of long-term debt	(40,034)	(36,583)
Long-term debt, less current portion	**$ 739,052**	**$ 680,307**

2019 Facility

On June 13, 2019, we entered into a credit agreement (the "2019 Facility"). The 2019 Facility provides for senior secured credit facilities in the form of $700.0 million in aggregate principal of term loans and $300.0 million of revolving capacity. Borrowings under the 2019 Facility are subject to an interest rate of one-month LIBOR *plus* 2.25% if our Total Net Leverage Ratio (as defined in the 2019 Facility) equals or exceeds 4.00 to 1.00, 2.00% if our Total Net Leverage Ratio is less than 4.00 to 1.00 but greater than or equal to 3.00 to 1.00 or 1.75% if our Total Net Leverage Ratio is less than 3.00 to 1.00, as determined under the 2019 Facility. We are required to make equal installments of 1.25% of the aggregate closing date principal amount of the term loans on the last day of each fiscal quarter. All remaining term loan and revolving loan balances are to be due five years from the initial closing date.

Under the terms of the 2019 Facility, we are subject to a requirement to maintain a Total Net Leverage Ratio of less than 5.25 to 1.00 as of January 1, 2023, which reduces to 5.00 to 1.00 by April 2, 2023. The Total Net Leverage Ratio under the 2019 Facility is defined as the ratio of (a) Total Indebtedness (as defined in the 2019 Facility, which includes all debt and finance lease obligations) minus unrestricted cash and cash equivalents to (b) a defined calculation of Adjusted EBITDA ("2019 Facility Adjusted EBITDA") for the most recently ended Test Period (as defined in the 2019 Facility). The 2019 Facility Adjusted EBITDA for purposes of these restrictive covenants includes incremental adjustments beyond those included in our Adjusted EBITDA non-GAAP measure. Specifically, the 2019 Facility Adjusted EBITDA definition includes pro forma impact of EBITDA to be received from new shop openings and acquisitions for periods not yet in operation, certain acquisition related synergies and cost optimization activities and incremental add-backs for pre-opening costs and for COVID-19 expenses and lost profits. Our Total Net Leverage Ratio was 3.41 to 1.00 as of the end of fiscal 2022 compared to 2.99 to 1.00 as of the end of fiscal 2021.

We were in compliance with the financial and other covenants related to the 2019 Facility as of January 1, 2023 and as of the date of this filing of our Annual Report on Form 10-K, and expect to remain in compliance over the next 12 months. If we are unable to meet the 2019 Facility financial or other covenants in future periods, it may negatively impact our liquidity by limiting our ability to draw on the revolving credit facility, could result in the lenders accelerating the maturity of such indebtedness and foreclosing upon the collateral pledged thereunder, and could require the replacement of the 2019 Facility with new sources of financing which there is no guaranty we could secure. For additional information, refer to Note 7, Long-Term Debt, to the audited Consolidated Financial Statements.

Related Party Notes

We were previously party to a senior unsecured note agreement with KK GP for an aggregate principal amount of $283.1 million. In April 2019, we entered into an additional unsecured note with KK GP for $54.0 million (such notes together, the "Related Party Notes"). The Related Party Notes were paid off in full during the second quarter of fiscal 2021. The interest expense for the fiscal years ended January 2, 2022 and January 3, 2021 was $10.4 million and $22.5 million, respectively. No interest expense was recorded for the fiscal year ended January 1, 2023. See Note 15, Related Party Transactions, to the audited Consolidated Financial Statements for more information.

Term Loan Facility

On June 10, 2021, we entered into the Term Loan Facility. On June 17, 2021, we borrowed $500.0 million under the Term Loan Facility. The borrowings under the Term Loan Facility bore an all-in interest rate of 2.68175%. As of January 2, 2022, there was no outstanding principal amount under the Term Loan Facility, as it was paid off in full and terminated on July 7, 2021, primarily using the net IPO proceeds with the difference being partially funded by a drawdown of $100.0 million on the 2019 Facility's revolving credit facility. The Term Loan Facility would have matured on the earlier of (i) June 10, 2022, and (ii) within four business days following consummation of the IPO. The interest expense was $2.4 million for the fiscal year ended January 2, 2022, which included $1.7 million of debt issuance costs incurred and recognized as expenses. For additional information, refer to Note 7, Long-Term Debt, to the audited Consolidated Financial Statements.

Critical Accounting Estimates

The financial information discussed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon or derived from the audited Consolidated Financial Statements, which have been prepared in conformity with GAAP. The preparation of the financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the audited Consolidated Financial Statements.

On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. We review our financial reporting and disclosure practices and accounting policies quarterly to confirm that they provide accurate and transparent information relative to the current economic and business environment. A summary of our significant accounting policies is included in Note 1, Description of Business and Summary of Significant Accounting Policies, to the audited Consolidated Financial Statements. We believe that our critical accounting estimates are:

Self-Insurance Risks and Receivables from Insurers

We are subject to workers' compensation, vehicle and general liability claims and are self-insured for a significant portion of our workers' compensation, vehicle and general liability claims up to the amount of stop-loss insurance coverage purchased from commercial insurance carriers. We maintain accruals for the estimated cost of claims, without regard to the effects of stop-loss coverage, using actuarial methods which evaluate known open and incurred but not reported claims and consider historical loss development experience. In addition, we record receivables from the insurance carriers for claims amounts estimated to be recovered under the stop-loss insurance policies when these amounts are estimable and probable of collection. We estimate such stop-loss receivables using the same actuarial methods used to establish the related claims accruals and taking into account the amount of risk transferred to the carriers under the stop-loss policies. The stop-loss policies provide coverage for claims in excess of retained self-insurance risks, which are determined on a claim-by-claim basis. As of January 1, 2023 and January 2, 2022, the Company had approximately $17.7 million and $14.7 million, respectively, reserved for such programs. Inclusive of the receivables from the stop-loss insurance policies, the Company's limited liability balance was $8.4 million and $7.5 million as of January 1, 2023 and January 2, 2022, respectively.

Our estimated liability is not discounted and is based on a number of assumptions and factors. The critical assumptions used in determining these related expenses and obligations are future cost projections of claims, which include healthcare cost projections. These critical assumptions are calculated based on historical Company data and experience, as well as appropriate market indicators including inflation, societal attitudes toward legal action, and changes in law. The assumptions are evaluated at least semiannually by us in conjunction with outside actuaries and are closely monitored and adjusted when warranted by changing circumstances. If a greater amount of claims are reported, or if medical costs increase beyond our expectations, our liabilities may not be sufficient, and we could recognize additional expense.

Income Taxes

Our provision for income taxes, deferred tax assets and liabilities including valuation allowance requires the use of estimates based on our management's interpretation and application of complex tax laws and accounting guidance. We are primarily subject to income taxes in the U.S. We establish reserves for uncertain tax positions for material, known tax exposures in accordance with ASC 740, *Income Taxes* relating to deductions, transactions and other matters involving some uncertainty as to the measurement and recognition of the item. We may adjust these reserves when our judgment changes as a result of the evaluation of new information not previously available and will be reflected in the period in which the new information is available. While we believe that our reserves are adequate, issues raised by a tax authority may be resolved at an amount different than the related reserve and could materially increase or decrease our income tax provision in future periods.

Realization of deferred tax assets involves estimates regarding (i) the timing and amount of the reversal of taxable temporary differences, (ii) expected future taxable income, and (iii) the impact of tax planning strategies. We believe that it is more likely than not that we will not realize the benefit of certain deferred tax assets and, accordingly, have established a valuation allowance against them. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of and potential changes to ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that the remaining deferred tax assets will be realized through future taxable earnings or alternative tax strategies. However, deferred tax assets could be reduced in the near term if our estimates of taxable income are significantly reduced or tax strategies are no longer viable.

Goodwill and Indefinite Lived Intangible Assets

For each reporting unit, the Company assesses goodwill for impairment annually at the beginning of the fourth fiscal quarter or more frequently when impairment indicators are present. If the carrying value of the reporting unit exceeds its fair value, the Company recognizes an impairment charge for the difference up to the carrying value of the allocated goodwill. The fair value is estimated using a combination of a discounted cash flow approach and a market approach.

When assessing goodwill for impairment, our decision to perform a qualitative impairment assessment for an individual reporting unit is influenced by a number of factors, inclusive of the carrying value of the reporting unit's goodwill, the significance of the excess of the reporting unit's estimated fair value over carrying value at the last quantitative assessment date, the amount of time in between quantitative fair value assessments and the date of acquisition. If we perform a quantitative assessment of an individual reporting unit's goodwill, our impairment calculations contain uncertainties because they require management to make assumptions and to apply judgment when estimating future cash flows and asset fair values, including projected revenue growth and operating expenses related to existing businesses, product innovation and new shop concepts, as well as utilizing valuation multiples of similar publicly traded companies and selecting an appropriate discount rate. Estimates of revenue growth and operating expenses are based on internal projections considering the reporting unit's past performance and forecasted growth, strategic initiatives, local market economics, and the local business environment impacting the reporting unit's performance. The discount rate is selected based on the estimated cost of capital for a market participant to operate the reporting unit in the region. These estimates, as well as the selection of comparable companies and valuation multiples used in the market approaches are highly subjective, and our ability to realize the future cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies, including retail initiatives and international expansion.

For the fiscal years 2022, 2021 and 2020, there were no goodwill impairment charges. We continue to believe the fair value of each of our reporting units is significantly in excess of its carrying value, and absent a sustained multi-year global decline in our business in key markets such as the U.S. and Canada, we do not anticipate incurring significant goodwill impairment in the next 12 months.

Other intangible assets, net primarily represent the trade names for our brands, franchise agreements (domestic and international), reacquired franchise rights, and customer relationships. The trade names have been assigned an indefinite useful life and are reviewed annually for impairment. The fair value calculation for the trade names includes estimates of revenue growth, which are based on past performance and internal projections for the intangible asset group's forecasted growth and royalty rates, which are adjusted for our particular facts and circumstances. The discount rate is selected based on the estimated cost of capital that reflects the risk profile of the related business. These estimates are highly subjective, and our ability to achieve the forecasted cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies, including retail initiatives and international expansion. All other intangible assets are amortized on a straight-line basis over their estimated useful lives. Definite-lived intangible assets are assessed for impairment whenever triggering events or indicators of potential impairment occur. We did not have any impairment charges of indefinite-lived intangible assets during any of the periods presented, and we do not anticipate incurring significant impairment charges in the next 12 months.

New Accounting Pronouncements

Refer to Note 1, Description of Business and Summary of Significant Accounting Policies, to the audited Consolidated Financial Statements for a detailed description of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Effects of Changing Prices – Inflation

We are exposed to the effects of commodity price fluctuations in the cost of ingredients of our products, of which flour, sugar and shortening are the most significant. Throughout fiscal 2022 we have experienced headwinds from commodity inflation globally. We have undertaken efforts to effectively manage inflationary cost increases through rapid inventory turnover and reduced inventory waste, increased focus on resiliency of our supply chains, and an ability to adjust pricing of our products. Additionally, from time to time we may enter into forward contracts for supply through our vendors for raw materials that are ingredients of our products or that are components of such ingredients, including wheat and soybean oil.

We are also exposed to the effects of commodity price fluctuations in the cost of gasoline used by our delivery vehicles. To mitigate the risk of fluctuations in the price of our gasoline purchases, we may directly purchase commodity futures contracts.

Interest Rate Risk

We are exposed to changes in interest rates on any borrowings under our debt facilities, which bear interest based on the one-month LIBOR (with a floor of zero). Generally, interest rate changes could impact the amount of our interest paid and, therefore, our future earnings and cash flows, assuming other factors are held constant. To mitigate the impact of changes in LIBOR on interest expense for a portion of our variable rate debt, we have entered into interest rate swaps on $505.0 million notional of our $748.8 million of outstanding debt as of January 1, 2023, which we account for as cash flow hedges. Based on the $243.8 million of unhedged outstanding as of January 1, 2023, a 100 basis point increase or decrease in the one-month LIBOR would result in a $2.4 million increase or decrease, respectively, in interest expense for a 12-month period, based on the daily average of the one-month LIBOR for the fiscal year ended January 1, 2023.

The Financial Conduct Authority in the U.K. intends to phase out LIBOR by the end of 2023. We have negotiated terms in consideration of this discontinuation and do not expect that the discontinuation of the LIBOR rate, including any legal or regulatory changes made in response to its future phase out, will have a material impact on our liquidity or results of operations.

Foreign Currency Risk

We are exposed to foreign currency translation risk on the operations of our subsidiaries that have functional currencies other than the U.S. dollar, whose revenues accounted for approximately 28% of our total net revenues through the fiscal year ended January 1, 2023. A substantial majority of these revenues, or approximately $435.7 million through the fiscal year ended January 1, 2023, were attributable to subsidiaries whose functional currencies are the Canadian dollar, the British pound sterling, the Euro, the Australian dollar, the New Zealand dollar, the Mexican peso, and the Japanese yen. A 10% increase or decrease in the average fiscal 2022 exchange rate of the Canadian dollar, the British pound sterling, the Euro, the Australian dollar, the New Zealand dollar, the Mexican peso, and the Japanese yen against the U.S. dollar would have resulted in a decrease or increase of approximately $43.6 million in our total net revenues through the fiscal year ended January 1, 2023.

From time to time, we engage in foreign currency exchange and credit transactions with our non-U.S. subsidiaries, which we typically hedge. To date, the impact of such transactions, including the cost of hedging, has not been material. We do not engage in foreign currency or hedging transactions for speculative purposes.

Item 8. Financial Statements and Supplementary Data

Krispy Kreme, Inc.
Index to Consolidated Financial Statements

Report of Independent Registered Accounting Firm

Board of Directors and Shareholders
Krispy Kreme, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Krispy Kreme, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of January 1, 2023 and January 2, 2022, the related consolidated statements of operations, comprehensive (loss)/income, changes in shareholders' equity, and cash flows for each of the three years in the period ended January 1, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2023 and January 2, 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) ("PCAOB"), the Company's internal control over financial reporting as of January 1, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 2, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

/s/GRANT THORNTON LLP

We have served as the Company's auditor since 2017.

Denver, Colorado

March 2, 2023

Report of Independent Registered Accounting Firm

Board of Directors and Shareholders
Krispy Kreme, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Krispy Kreme, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of January 1, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended January 1, 2023, and our report dated March 2, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/GRANT THORNTON LLP

Denver, Colorado

March 2, 2023

Krispy Kreme, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Fiscal Years Ended		
	January 1, 2023 (52 weeks)	January 2, 2022 (52 weeks)	January 3, 2021 (53 weeks)
Net revenues			
Product sales	$ 1,497,882	$ 1,353,466	$ 1,085,110
Royalties and other revenues	32,016	30,925	36,926
Total net revenues	**1,529,898**	**1,384,391**	**1,122,036**
Product and distribution costs	406,227	354,093	310,909
Operating expenses	704,287	630,239	488,061
Selling, general and administrative expense	223,198	222,394	182,317
Marketing expenses	42,566	39,489	34,000
Pre-opening costs	4,227	5,568	11,583
Other expenses/(income), net	10,157	(10,102)	10,488
Depreciation and amortization expense	110,261	101,608	80,398
Operating income	**28,975**	**41,102**	**4,280**
Interest expense, net	34,102	32,622	34,741
Interest expense – related party	—	10,387	22,468
Other non-operating expense/(income), net	3,036	2,191	(1,101)
Loss before income taxes	**(8,163)**	**(4,098)**	**(51,828)**
Income tax expense	612	10,745	9,112
Net loss	**(8,775)**	**(14,843)**	**(60,940)**
Net income attributable to noncontrolling interest	6,847	9,663	3,361
Net loss attributable to Krispy Kreme, Inc.	**$ (15,622)**	**$ (24,506)**	**$ (64,301)**
Net loss per share:			
Common stock - Basic	$ (0.10)	$ (0.18)	$ (0.52)
Common stock - Diluted	$ (0.10)	$ (0.18)	$ (0.52)
Weighted average shares outstanding:			
Basic	167,471	147,655	124,987
Diluted	167,471	147,655	124,987

See accompanying notes to Consolidated Financial Statements.

Krispy Kreme, Inc.
Consolidated Statements of Comprehensive (Loss)/Income
(in thousands)

	Fiscal Years Ended		
	January 1, 2023 (52 weeks)	**January 2, 2022 (52 weeks)**	**January 3, 2021 (53 weeks)**
Net loss...	$ (8,775)	$ (14,843)	$ (60,940)
Other comprehensive (loss)/income:			
Foreign currency translation adjustment..	(33,637)	(14,955)	19,426
Unrealized income/(loss) on cash flow hedges, net of income taxes [1]	25,251	13,609	(14,430)
Unrealized income/(loss) on employee benefit plans	70	(338)	(106)
Total other comprehensive (loss)/income	**(8,316)**	**(1,684)**	**4,890**
Comprehensive loss...	**(17,091)**	**(16,527)**	**(56,050)**
Net income attributable to noncontrolling interest	6,847	9,663	3,361
Foreign currency translation adjustment attributable to noncontrolling interest	(1,642)	(414)	547
Total comprehensive income attributable to noncontrolling interest	**5,205**	**9,249**	**3,908**
Comprehensive loss attributable to Krispy Kreme, Inc.	$ **(22,296)**	$ **(25,776)**	$ **(59,958)**

[1] Net of income tax (expense)/benefit of ($8.4 million), ($4.5 million), and $4.8 million for the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively.

See accompanying notes to Consolidated Financial Statements.

Krispy Kreme, Inc.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	As of	
	January 1, 2023	**January 2, 2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 35,371	$ 38,562
Restricted cash	359	630
Accounts receivable, net	51,089	47,491
Inventories	46,239	34,851
Taxes receivable	18,263	14,662
Prepaid expense and other current assets	26,953	20,701
Total current assets	**178,274**	**156,897**
Property and equipment, net	472,358	438,918
Goodwill	1,087,908	1,105,322
Other intangible assets, net	966,088	992,520
Operating lease right of use asset, net	417,381	435,168
Other assets	26,528	16,429
Total assets	**$ 3,148,537**	**$ 3,145,254**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 40,034	$ 36,583
Current operating lease liabilities	43,160	50,359
Accounts payable	225,276	182,104
Accrued liabilities	104,424	140,750
Structured payables	103,575	116,361
Total current liabilities	**516,469**	**526,157**
Long-term debt, less current portion	739,052	680,307
Noncurrent operating lease liabilities	412,759	415,208
Deferred income taxes, net	143,124	145,418
Other long-term obligations and deferred credits	38,258	42,509
Total liabilities	**1,849,662**	**1,809,599**
Commitments and contingencies		
Shareholders' equity:		
Common stock, $0.01 par value; 300,000 shares authorized as of both January 1, 2023 and January 2, 2022; 168,137 and 167,251 shares issued and outstanding as of January 1, 2023 and January 2, 2022, respectively	1,681	1,673
Additional paid-in capital	1,426,105	1,415,185
Shareholder note receivable	(4,813)	(4,382)
Accumulated other comprehensive loss, net of income tax	(9,151)	(2,478)
Retained deficit	(217,490)	(178,409)
Total shareholders' equity attributable to Krispy Kreme, Inc.	**1,196,332**	**1,231,589**
Noncontrolling interest	102,543	104,066
Total shareholders' equity	**1,298,875**	**1,335,655**
Total liabilities and shareholders' equity	**$ 3,148,537**	**$ 3,145,254**

See accompanying notes to Consolidated Financial Statements.

Krispy Kreme, Inc.
Consolidated Statements of Changes in Shareholders' Equity
(in thousands, except per share amounts)

	Common Stock				Accumulated Other Comprehensive (Loss)/Income					
	Shares Outstanding	Amount	Additional Paid-in Capital	Shareholder Note Receivable	Foreign Currency Translation Adjustment	Unrealized (Loss)/ Income on Cash Flow Hedges	Unrealized Loss on Employee Benefit Plans	Retained Deficit	Noncontrolling Interest	Total
Balance at December 29, 2019	**124,987**	**$ 1,250**	**$ 834,233**	**$ (17,232)**	**$ 4,629**	**$ (10,180)**	**$ —**	**$ (77,880)**	**$ 148,597**	**$ 883,417**
Net (loss)/income for the fiscal year ended January 3, 2021	—	—	—	—	—	—	—	(64,301)	3,361	(60,940)
Other comprehensive income/(loss) for the fiscal year ended January 3, 2021 before reclassifications	—	—	—	—	18,879	(22,063)	(106)	—	547	(2,743)
Reclassification from AOCI	—	—	—	—	—	7,633	—	—	—	7,633
Share-based compensation	—	—	11,601	—	—	—	—	—	—	11,601
Purchase of shares by noncontrolling interest	—	—	—	(1,467)	—	—	—	—	22,853	21,386
Distribution to shareholders	—	—	(39)	—	—	—	—	(3)	—	(42)
Distribution to noncontrolling interest	—	—	—	294	—	—	—	—	(11,683)	(11,389)
Other	—	—	(296)	(255)	—	—	—	(13)	—	(564)
Balance at January 3, 2021	**124,987**	**$ 1,250**	**$ 845,499**	**$ (18,660)**	**$ 23,508**	**$ (24,610)**	**$ (106)**	**$ (142,197)**	**$ 163,675**	**$ 848,359**
Net (loss)/income for the fiscal year ended January 2, 2022	—	—	—	—	—	—	—	(24,506)	9,663	(14,843)
Other comprehensive (loss)/income for the fiscal year ended January 2, 2022 before reclassifications	—	—	—	—	(14,541)	3,318	(338)	—	(414)	(11,975)
Reclassification from AOCI	—	—	—	—	—	10,291	—	—	—	10,291
Capital contribution from shareholders, net of loans issued	6,997	70	120,845	(383)	—	—	—	—	—	120,532
Share-based compensation	—	—	22,923	—	—		—	—	—	22,923
Purchase of shares by noncontrolling interest	—	—	—	14,427	—	—	—	—	38,976	53,403
Noncontrolling interest of acquired entity	—	—	—	—	—	—	—	—	9,822	9,822
Dividends declared on common stock and equivalents ($0.035 per share)	—	—	—	—	—	—	—	(11,705)	—	(11,705)
Distribution to shareholders	—	—	(42,334)	—	—	—	—	—	—	(42,334)
Distribution to noncontrolling interest	—	—	(13,413)	363	—	—	—	—	(10,304)	(23,354)
Conversion of noncontrolling interest to additional paid-in capital in connection with the Merger	9,371	93	107,258	—	—	—	—	—	(107,351)	—
Issuance of common stock in connection with initial public offering, net of underwriting discounts and issuance costs	32,912	329	514,542	—	—	—	—	—	—	514,871
Issuance of common stock upon settlement of RSUs, net of shares withheld	1,423	15	(17,184)	—	—	—	—	—	—	(17,169)
Repurchase of common stock	(8,439)	(84)	(122,922)	—	—	—	—	—	—	(123,006)
Other	—	—	(29)	(129)	—	—	—	(1)	(1)	(160)
Balance at January 2, 2022	**167,251**	**$ 1,673**	**$ 1,415,185**	**$ (4,382)**	**$ 8,967**	**$ (11,001)**	**$ (444)**	**$ (178,409)**	**$ 104,066**	**$ 1,335,655**
Net (loss)/income for the fiscal year ended January 1, 2023	—	—	—	—	—	—	—	(15,622)	6,847	(8,775)
Other comprehensive (loss)/income for the fiscal year ended January 1, 2023 before reclassifications	—	—	—	—	(31,995)	22,524	70	—	(1,642)	(11,043)
Reclassification from AOCI	—	—	—	—	—	2,727	—	—	—	2,727
Capital contribution from shareholders, net of loans issued	—	—	(72)	(216)	—	—	—	—	—	(288)
Share-based compensation	—	—	18,170	—	—	—	—	—	—	18,170
Purchase of shares by noncontrolling interest	—	—	—	(258)	—	—	—	—	851	593
Dividends declared on common stock and equivalents ($0.035 per share) [(1)]	—	—	—	—	—	—	—	(23,459)	—	(23,459)
Distribution to noncontrolling interest	—	—	(4,229)	88	—	—	—	—	(7,580)	(11,721)
Issuance of common stock upon settlement of RSUs, net of shares withheld	886	8	(2,951)	—	—	—	—	—	—	(2,943)
Other	—	—	2	(45)	—	1	—	—	1	(41)
Balance at January 1, 2023	**168,137**	**$ 1,681**	**$ 1,426,105**	**$ (4,813)**	**$ (23,028)**	**$ 14,251**	**$ (374)**	**$ (217,490)**	**$ 102,543**	**$ 1,298,875**

(1) Includes a $0.035 cash dividend per common share declared in the fourth quarter of fiscal 2022 and expected to be paid in the first quarter of fiscal 2023.

See accompanying notes to Consolidated Financial Statements.

Krispy Kreme, Inc.
Consolidated Statements of Cash Flows
(in thousands)

		Fiscal Years Ended				
		January 1, 2023 (52 weeks)		January 2, 2022 (52 weeks)		January 3, 2021 (53 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net loss	$	(8,775)	$	(14,843)	$	(60,940)
Adjustments to reconcile net loss to net cash provided by operating activities:						
Depreciation and amortization expense		110,261		101,608		80,398
Deferred and other income taxes		(14,237)		(3,496)		(36)
Loss on extinguishment of debt		—		1,700		—
Impairment and lease termination charges		18,297		3,507		4,701
Loss on disposal of property and equipment		393		458		2,771
Gain on sale-leaseback		(6,549)		(8,673)		—
Share-based compensation		18,170		22,923		11,601
Change in accounts and notes receivable allowances		570		275		1,047
Inventory write-off		868		4,071		726
Gain on contingent consideration related to a business combination		—		—		(1,521)
Settlement of interest rate swap derivatives		8,476		—		—
Other		2,232		594		410
Change in operating assets and liabilities, excluding business acquisitions and foreign currency translation adjustments:						
Accounts, notes, and taxes receivable		(9,485)		(3,817)		(11,942)
Inventories		(12,515)		(301)		(15,353)
Other current and noncurrent assets		(1,691)		(316)		434
Operating lease assets and liabilities		(793)		7,787		(1,575)
Accounts payable and accrued liabilities		32,015		30,240		12,906
Other long-term obligations and deferred credits		2,581		(493)		5,048
Net cash provided by operating activities		**139,818**		**141,224**		**28,675**
CASH FLOWS USED FOR INVESTING ACTIVITIES:						
Purchase of property and equipment		(111,717)		(119,497)		(97,826)
Proceeds from disposals of assets		1,077		218		2,837
Proceeds from sale-leaseback		8,401		11,091		—
Acquisition of shops and franchise rights from franchisees, net of cash acquired		(17,330)		(46,330)		(74,890)
Purchase of equity method investment		(989)		—		—
Principal payments received from loans to franchisees		59		92		684
Disbursement for loan receivable		(975)		—		—
Purchases of held-to-maturity debt securities		—		—		(57)
Maturities of held-to-maturity debt securities		—		1,019		1,124
Net cash used for investing activities		**(121,474)**		**(153,407)**		**(168,128)**
CASH FLOWS (USED FOR)/FROM FINANCING ACTIVITIES:						
Proceeds from the issuance of debt		149,000		695,000		288,097
Repayment of long-term debt and lease obligations		(101,181)		(1,147,049)		(225,541)
Payment of financing costs		—		(1,700)		—
Proceeds from structured payables		282,023		266,851		292,756
Payments on structured payables		(294,457)		(287,625)		(225,320)
Payment of contingent consideration related to a business combination		(900)		—		(506)
Capital contribution by shareholders, net of loans issued		(288)		120,532		—
Proceeds from IPO, net of underwriting discounts (excluding unpaid issuance costs)		—		527,329		—
Payments of issuance costs in connection with IPO		(12,458)		—		—
Proceeds from sale of noncontrolling interest in subsidiary		593		53,404		21,386
Distribution to shareholders		(23,430)		(48,187)		(42)
Payments for repurchase and retirement of common stock		(4,019)		(139,103)		—
Distribution to noncontrolling interest		(11,721)		(23,356)		(11,389)
Net cash (used for)/provided by financing activities		**(16,838)**		**16,096**		**139,441**
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(4,968)		(2,204)		2,045
Net (decrease)/increase in cash, cash equivalents and restricted cash		(3,462)		1,709		2,033
Cash, cash equivalents and restricted cash at beginning of the fiscal year		39,192		37,483		35,450
Cash, cash equivalents and restricted cash at end of the fiscal year	$	**35,730**	$	**39,192**	$	**37,483**
Supplemental schedule of non-cash investing and financing activities:						
Increase/(decrease) in accrual for property and equipment, net	$	20,629	$	(1,159)	$	10,182
Stock issuance under shareholder notes		614		963		1,535
Accrual for distribution to shareholders		(5,884)		(6,928)		—
Reconciliation of cash, cash equivalents and restricted cash at end of fiscal year:						
Cash and cash equivalents	$	35,371	$	38,562	$	37,460
Restricted cash		359		630		23
Total cash, cash equivalents and restricted cash	$	**35,730**	$	**39,192**	$	**37,483**

See accompanying notes to Consolidated Financial Statements.

Krispy Kreme, Inc.
Index to Notes to Consolidated Financial Statements

(dollars in thousands, unless otherwise specified)

Note 1 — Description of Business and Summary of Significant Accounting Policies

Description of Business

Krispy Kreme, Inc. ("KKI") and its subsidiaries (collectively, the "Company" or "Krispy Kreme") operate through an omni-channel business model to provide doughnut experiences and produce doughnuts for Doughnut Shops, Delivered Fresh Daily ("DFD") outlets, Ecommerce and delivery, and Krispy Kreme branded sweet treats ("Branded Sweet Treat Line") channels, expanding consumer access to the Krispy Kreme brand.

The Company has three reportable operating segments: 1) U.S. and Canada, which includes all Krispy Kreme Company-owned operations in the U.S. and Canada, Insomnia Cookies shops and the Branded Sweet Treat Line; 2) International, which includes all Krispy Kreme Company-owned operations in the U.K., Ireland, Australia, New Zealand and Mexico; and 3) Market Development, which includes franchise operations across the globe, as well as Krispy Kreme Company-owned shops in Japan. Unallocated corporate costs are excluded from the Company's measurement of segment performance.

As of January 1, 2023, the Company had 1,940 Krispy Kreme and Insomnia Cookies branded shops in over 30 countries around the world. The ownership and location of those shops is as follows:

	Krispy Kreme U.S. and Canada	Insomnia Cookies	International	Market Development	Total
Company-owned shops	306	231	425	59	1,021
Franchise shops	—	—	—	919	919
Total	**306**	**231**	**425**	**978**	**1,940**

Basis of Presentation and Consolidation

The Company operates and reports financial information on a 52 or 53-week year with the fiscal year ending on the Sunday closest to December 31. The data periods contained within fiscal years 2022, 2021, and 2020 reflect the results of operations for the 52-week period ended January 1, 2023, the 52-week period ended January 2, 2022, and the 53-week period ended January 3, 2021.

The accompanying Consolidated Financial Statements include the accounts of Krispy Kreme and subsidiaries and have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). All significant intercompany balances and transactions among Krispy Kreme and subsidiaries have been eliminated in consolidation. Investments in entities over which the Company has the ability to exercise significant influence but which it does not control and whose financial statements are not otherwise required to be consolidated are accounted for using the equity method.

Noncontrolling interest in the Company's Consolidated Financial Statements represents the interest in subsidiaries held by joint venture partners and employee shareholders. The joint venture partners hold noncontrolling interests in the Company's consolidated subsidiaries Awesome Doughnut, LLC ("Awesome Doughnut"), W.K.S. Krispy Kreme, LLC ("WKS Krispy Kreme"), and Krispy K Canada, Inc. ("KK Canada"). Employee shareholders hold noncontrolling interests in the consolidated subsidiaries Krispy Kreme Holding U.K. Ltd. ("KKUK"), Krispy Kreme Holdings Pty Ltd. ("KK Australia"), Krispy Kreme Mexico S. de R.L. de C.V. ("KK Mexico"), and Insomnia Cookies Holdings, LLC ("Insomnia Cookies"). Since the Company consolidates the financial statements of these subsidiaries, the noncontrolling owners' share of each subsidiary's net assets and results of operations are deducted and reported as a noncontrolling interest on the Consolidated Balance Sheets and as net income attributable to noncontrolling interest in the Consolidated Statements of Operations and comprehensive income attributable to noncontrolling interest in the Consolidated Statements of Comprehensive (Loss)/Income.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Initial Public Offering

The Company's registration statement on Form S-1 related to its initial public offering ("IPO") was declared effective on June 30, 2021 and the Company's common stock began trading on the Nasdaq Global Select Market on July 1, 2021. On July 1, 2021, the Company completed its IPO, in which the Company sold 29.4 million shares of common stock at a price to the public of $17.00 per share. The Company received aggregate net proceeds of $458.8 million after deducting underwriting discounts and commissions of $28.7 million and offering expenses of $12.5 million.

In connection with the IPO, the Company and its affiliates completed the following transactions:

- On June 10, 2021, the Company's wholly-owned (excluding certain management equity interests) subsidiary, Krispy Kreme Holdings, Inc. ("KKHI"), entered into a term loan credit agreement, as borrower, which provided for term loans in an initial aggregate principal amount of $500.0 million (the "Term Loan Facility"). On June 17, 2021, KKHI borrowed $500.0 million under the Term Loan Facility, with debt issuance costs of $1.7 million which were included in Interest expense, net on the Consolidated Statements of Operations during the second quarter of fiscal 2021. On July 7, 2021, the Company repaid in full and terminated the Term Loan Facility with a cash outflow of $500.7 million, which included $0.7 million of accrued interest.

- On June 28, 2021, KKHI merged into KKI (the "Merger"). As a result of the Merger, the Company eliminated $107.4 million of noncontrolling interest at KKHI as of the merger date. The management equity interests at KKHI were exchanged for common shares in KKI. Restricted stock units ("RSUs") and stock options held at KKHI were exchanged for RSUs and stock options held at KKI at a rate of 317.24 KKI shares to 1 KKHI share.

- On June 30, 2021, the Company effected a 1,745-for-1 split of each outstanding share of common stock (the "Stock Split"). All share and per share information has been retroactively adjusted to effect the Stock Split for all periods presented.

In connection with the IPO, the Company used the proceeds from the Term Loan Facility for the following: (1) repay the related party notes payable (including accrued interest of $17.8 million) of $355.0 million, (2) redeem certain common stock of $102.7 million held by Krispy Kreme, G.P. ("KK GP") and (3) pay a pro rata dividend to members of its management who, prior to the Merger, held equity interests in KKHI in an aggregate amount of $42.3 million. Additionally, the Company paid $20.3 million to repurchase approximately 1.3 million shares of common stock from certain of the Company's executive officers at the price paid by the underwriters and $15.5 million to repurchase approximately 1.0 million shares of common stock from certain of its executive officers for payment of their withholding taxes with respect to the RSUs vesting or for which vesting was accelerated in connection with the offering.

On August 2, 2021, the underwriters exercised their over-allotment option and purchased an additional 3.5 million shares of common stock at the IPO price less the underwriting discounts and commissions. The net proceeds received on August 2, 2021 were $56.1 million after deducting underwriting discounts and commissions of $3.4 million. This brought total net IPO proceeds to $514.9 million.

Revenue Recognition

Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration expected to be received for those goods or services.

Product Sales

Product sales include revenue derived from (1) the sale of doughnuts, cookies and complementary products to in-shop, Ecommerce and delivery, Branded Sweet Treat Line, and DFD customers and (2) the sale of doughnut mix, other ingredients and supplies and doughnut-making equipment to franchisees. Revenue is recognized at the time of delivery for in-shop sales, Ecommerce and delivery sales, and sales to franchisees. For Branded Sweet Treat Line and DFD sales, control transfers and revenue is recognized either at the time of delivery or, with respect to those customers that take title to products purchased from the Company at the time those products are sold by the customer to the end consumers, simultaneously with such consumer purchases. Revenues are recognized net of provisions for estimated product returns. Revenues from Branded Sweet Treat Line customers and from the sale of doughnut mix, other ingredients, supplies, and doughnut-making equipment to franchisees include any applicable shipping and handling costs invoiced to the customer, and the expense of such shipping and handling costs is included in Operating expenses. The Company recorded shipping revenue of approximately $11.2 million, $13.3 million, and $15.2 million in the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively.

Franchise Revenue

Franchise revenue included in Royalties and other revenues is derived from development and initial franchise fees relating to new shop openings and ongoing royalties charged to franchisees based on their sales. The Company sells individual franchises domestically and internationally, as well as development agreements that grant the right to develop shops in designated areas. Generally, the franchise license granted for each individual shop within an arrangement represents a single performance obligation. The franchise agreements and development agreements typically require the franchisee to pay initial nonrefundable franchise fees (i.e., initial services such as training and assisting with shop set-up) prior to opening. The franchises also pay a royalty on a monthly basis based upon a percentage of franchisee gross sales. Royalties are recognized in income as underlying franchisee sales occur. The initial term of domestic franchise agreements is typically 15 years. The Company recognizes the initial nonrefundable fees over the term of the franchise agreements on an output method based on time elapsed, corresponding with the customer's right to use the franchise for the term of the agreement. A franchisee may elect to renew the term of a franchise agreement and, if approved, will typically pay a renewal fee upon execution of the renewal term.

Franchise-related Advertising Fund Revenue

Franchise-related advertising fund revenue included in Royalties and other revenues is derived from domestic and international franchise agreements that typically require the franchisee to pay advertising fees on a continuous monthly basis based on a percentage of franchisee net sales, which are recognized based on fees earned each period. Total advertising fund revenue for the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021 is $3.6 million, $4.3 million, and $8.1 million, respectively.

Gift Card Sales

The Company and its franchisees sell gift cards that are redeemable for products in the Company-owned or franchise shops. The Company manages the gift card program and collects all funds from the activation of gift cards and reimburses franchisees for the redemption of gift cards in their shops. Deferred revenue for unredeemed gift cards is included in Accrued liabilities in the Consolidated Balance Sheets. As of January 1, 2023 and January 2, 2022, the gross amount of deferred revenue recognized for unredeemed gift cards was $26.4 million and $22.5 million, respectively. Gift cards sold do not have an expiration date or service fees charged. The likelihood of redemption may be determined to be remote for certain cards due to long periods of inactivity. In these circumstances, the Company recognizes revenue from unredeemed gift cards ("breakage revenue") within Product sales if they are not subject to unclaimed property laws. The Company estimates breakage for the portfolio of gift cards and recognizes it based on the estimated pattern of gift card use. As of January 1, 2023 and January 2, 2022, deferred revenue, net of breakage revenue recognized, was $11.9 million and $11.2 million, respectively.

Gift card costs incurred to fulfill obligations under a contract are capitalized when such costs generate or enhance resources to be used in satisfying future performance obligations and the costs are deemed recoverable. Judgement is used in determining whether certain contract costs can be capitalized. These costs are capitalized and amortized on a systematic basis to match the timing of revenue recognition, depending on when the gift card is used. This amortization expense is recorded in Operating expenses in the Company's Consolidated Statements of Operations. As of January 1, 2023 and January 2, 2022, the capitalized gift card costs were $1.5 million and $1.7 million, respectively.

Consumer Loyalty Program

Consumers can participate in spend-based loyalty programs. Consumers who join the loyalty programs will receive a credit or point for each purchase of eligible product. After accumulating a certain number of credits or points, the consumers can redeem their credits or points for a free product. The Company defers revenue based on an estimated selling price of the free product earned by the consumer and establishes a corresponding liability in deferred revenue. As of January 1, 2023 and January 2, 2022, the deferred revenue related to loyalty programs is $3.1 million and $2.3 million, respectively.

Revenue-based Taxes

The Company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. The primary revenue-based taxes are sales tax and value-added tax ("VAT").

Product and Distribution Costs

Product and distribution costs include mainly raw material costs (principally sugar, flour, wheat, oil, and their derivatives) and production costs (including labor) related to doughnuts, cookies, other sweet treats, doughnut mix, packaging, and logistics costs related to raw materials.

Operating Expenses

Operating expenses consist of expenses primarily related to Company-owned shops including payroll and benefit costs for service employees at Company-operated locations, rent and utilities, expenses associated with Company operations, costs associated with procuring materials from vendors and other shop-level operating costs.

Marketing Expenses

Costs associated with marketing the products, including advertising and other brand promotional activities, are expensed as incurred, and were approximately $42.6 million, $39.5 million, and $34.0 million in the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively.

Pre-opening Costs

Pre-opening costs include labor, rent, utilities, and other expenses that are required as part of the set-up and use of a new shop, prior to generating sales. Pre-opening costs also include costs to integrate acquired franchises back into the Company-owned model, which typically occur with the relevant shop closed over a one to three-day period subsequent to acquisition. Pre-opening costs do not include expenses related to strategic planning (for example, new site lease negotiations), which are recorded in SG&A.

Cash and Cash Equivalents and Restricted Cash

Cash equivalents consist of demand deposits in banks and short-term, highly liquid debt instruments with original maturities of three months or less.

All credit and debit card transactions that are processed in less than five days are classified as Cash and cash equivalents. The amounts due from banks for these transactions totaled $8.0 million and $8.5 million as of January 1, 2023 and January 2, 2022, respectively.

Restricted cash consists primarily of funds related to employee benefit plans.

Account Receivable, Net of Allowance for Expected Credit Losses

Accounts receivable relate primarily to payments due for sale of products, franchise fees, royalties, advertising fees and licensing fees. The Company maintains allowances for expected credit losses related to its accounts receivable, including receivables from franchisees, in amounts which the Company believes are sufficient to provide for losses estimated to be sustained on realization of these receivables. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of amounts from customers. Such estimates inherently involve uncertainties and assessments of the outcome of future events, and changes in facts and circumstances may result in adjustments to the allowance for expected credit losses. The Company had allowance for expected credit losses of $0.3 million and $0.9 million as of January 1, 2023 and January 2, 2022, respectively.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist principally of receivables from Branded Sweet Treat Line and DFD customers and franchisees. Branded Sweet Treat Line and DFD receivables are primarily from grocer/mass merchants and convenience stores. For the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, no customer accounted for more than 10% of revenue or a significant amount of receivables that would result in a concentration.

Management also evaluates the recoverability of receivables from the franchisees and maintains allowances for expected credit losses. Management believes these allowances are sufficient to provide for realized losses that may be sustained on realization of these receivables.

Inventories

Inventories, which consist of raw materials, work in progress, finished goods, and purchased merchandise, are recorded at the lower of cost and net realizable value, where cost is determined using the first-in, first-out method. Raw materials inventory also includes doughnut equipment spare parts. Finished goods and purchased merchandise are net of reserves for excess or obsolete finished goods, which totaled $2.7 million and $3.7 million as of January 1, 2023, and January 2, 2022, respectively.

Taxes Receivable

Taxes receivable relate primarily to expected refunds of VAT as well as prepayments of income taxes to governmental authorities.

Prepaid Expense and Other Current Assets

Prepaid expense and other current assets consist primarily of prepaid assets related to service contracts and insurance premiums of $17.0 million and $19.6 million as of January 1, 2023 and January 2, 2022, respectively.

Property and Equipment, net

Property and equipment are recorded at cost, net of impairment. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets.

The lives used in computing depreciation are as follows:

Buildings	20 to 35 years
Machinery and equipment	3 to 15 years
Computer software	2 to 7 years

Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term.

The Company assesses long-lived fixed asset groups for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the carrying amount of the assets exceeds the sum of the undiscounted cash flows, the Company records an impairment charge in an amount equal to the excess of the carrying value of the assets over their estimated fair value.

Impairment charges related to the Company's long-lived assets were $8.4 million, $2.9 million, and $0.3 million for the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively. Such charges related to underperforming shops, shops closed or likely to be closed, and shops which management believes will not generate sufficient future cash flows to enable the Company to recover the carrying value of the shops' assets, but has not yet decided to close. The impaired shop assets include real properties, the fair values of which were estimated based on independent appraisals or, in the case of any properties which the Company is negotiating to sell, based on its negotiations with unrelated third-party buyers; leasehold improvements, which are typically abandoned when the leased properties revert to the lessor; and doughnut-making and other equipment the fair values of which were estimated based on the replacement cost of the equipment, after considering refurbishment and transportation costs. The impairment charges are primarily attributable to the U.S. and Canada segment and are included within Other expenses/(income), net on the Consolidated Statements of Operations.

Leases

Contracts entered into by the Company are evaluated to determine whether such contracts contain leases. A contract contains a lease if the contract conveys the right to control the use of identified property, plant, and equipment for a period of time in exchange for consideration. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease.

The lease term and incremental borrowing rate for each lease requires judgement by management and can impact the classification of leases as well as the value of the lease assets and liabilities. When determining the lease term, management considers option periods available, and includes option periods in the measurement of the lease right of use asset and lease liability where the exercise is reasonably certain to occur. The Company uses the rate implicit in the lease whenever that rate is readily determinable. If the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate.

Upon the adoption of Accounting Standards Codification ("ASC") 842, *Leases*, the Company has elected to not separate the lease and non-lease components within the contract. Therefore, all fixed payments associated with the lease are included in the right of use asset and the lease liability. These costs often relate to the payments for a proportionate share of real estate taxes, insurance, common area maintenance and other operating costs in addition to a base rent. Any variable payments related to the lease are recorded as lease expense when and as incurred. The Company has elected this practical expedient for its real estate, vehicles and equipment leases. The Company has also elected the short-term lease expedient. A short-term lease is a lease that, as of the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For such leases, the Company will not apply the recognition requirements of ASC 842 and instead will recognize the lease payments as lease cost on a straight-line basis over the lease term.

In the same manner as long-lived fixed assets, the Company assesses lease right of use assets for potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the carrying amount of the right of use assets exceeds the sum of their undiscounted cash flows, the Company records an impairment charge in an amount equal to the excess of the carrying value of the assets over their estimated fair value. If a lease contract is terminated before the expiration of the lease term the remaining right of use asset and lease liability are derecognized, with any difference recognized as a gain or loss on lease termination. If the Company is required to make any payments or receives consideration when terminating the lease, it would include such amounts in the determination of the gain or loss upon termination. For the fiscal years ending January 1, 2023, January 2, 2022, and January 3, 2021 the Company recorded impairment and lease termination costs of $8.2 million, $0.6 million and $4.4 million, respectively, which are included within Other expenses/ (income), net on the Consolidated Statements of Operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. For each reporting unit, the Company assesses goodwill for impairment annually at the beginning of the fourth quarter or more frequently when impairment indicators are present. If the carrying value of the reporting unit exceeds its fair value, the Company recognizes an impairment charge for the difference up to the carrying value of the allocated goodwill. The value is estimated under a discounted cash flow approach, which incorporates assumptions regarding future growth rates, terminal values and discount rates. For the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, there were no goodwill impairment charges.

Other intangible assets primarily represent the trade names for the Company's brands, franchise agreements (domestic and international), reacquired franchise rights, and customer relationships. The trade names have been assigned an indefinite useful life and are reviewed annually for impairment. All other intangible assets are amortized on a straight-line basis over their estimated useful lives. Definite-lived intangible assets are assessed for impairment whenever triggering events or indicators of potential impairment occur. The Company recognized impairment charges to other intangible assets of $0.8 million for the fiscal year ended January 1, 2023, related to franchise agreement terminations including Russia. There were no impairment charges to other intangible assets for the fiscal years ended January 2, 2022 and January 3, 2021.

Accrued Liabilities

Accrued liabilities include accrued compensation, accrued legal fees, accrued utilities, accrued marketing and other accrued liabilities. As of January 1, 2023 and January 2, 2022, accrued compensation and benefits included in the Accrued liabilities balance was $28.0 million and $41.0 million, respectively.

Supply Chain Financing Program

The Company has undertaken broad efforts to improve its working capital, in part by negotiating longer payment terms with vendors. The Company has an agreement with a third-party administrator which allows participating vendors to track payments from the Company, and if voluntarily elected by the vendor, to sell payment obligations from the Company to financial institutions (the "Supply Chain Financing Program" or the "SCF Program"). The Company's typical payment terms for trade payables range up to 180 days outside of the SCF Program, depending on the type of vendors and the nature of the supplies or services. For vendors under the SCF Program, the Company has established payable terms ranging up to, but not exceeding, 360 days. When participating vendors elect to sell one or more of the Company's payment obligations, the rights and obligations of the Company to settle its payables on their contractual due date are not impacted. The Company has no economic or commercial interest in a vendor's decision to enter into these agreements and the financial institutions do not provide incentives such as rebates or profit sharing to the Company under the SCF Program. The Company and vendors agree on commercial terms for the goods and services procured, which are consistent with payment terms observed at other peer companies in the industry. The Company's obligations to its vendors, including amounts due, are not impacted by the SCF Program and thus remain classified as Accounts payable on the Consolidated Balance Sheets.

Cards Program

The Company utilizes various purchase cards issued by financial institutions to facilitate purchases of goods and services. By using the cards, the Company receives rebates and differing levels of discounts based on timing of repayment. The payment obligations under these purchased cards are classified as Structured payables on the Consolidated Balance Sheets and constitute the entire Structured payables balance. The associated cash flows are included in the financing section of the Consolidated Statements of Cash Flows.

Share-based Compensation

The Company measures and recognizes compensation expense for share-based payment awards based on the fair value of each award at its grant date and recognizes expense on a straight-line basis over the requisite service period for the entire award, including for those awards with a graded vesting schedule. The Company accounts for forfeitures of share-based compensation awards as they occur. Compensation expense is included in Selling, general and administrative expenses in the Consolidated Statements of Operations.

Fair Value

The accounting standards for fair value measurements define fair value as the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The accounting standards for fair value measurements establish a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1: Quoted prices in active markets that are accessible as of the measurement date for identical assets or liabilities.

- Level 2: Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities. These include certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, receivables, accounts payable and accrued liabilities and are reflected in the Consolidated Financial Statements at cost which approximates fair value for these items due to their short-term nature. Management believes the fair value determination of these short-term financial instruments is a Level 1 measure. The Company's other assets and liabilities measured at fair value on a non-recurring basis include long-lived assets, lease right of use assets, goodwill, and other indefinite-live intangible assets, if determined to be impaired. Refer to the Property and Equipment, net policy section in Note 1, Description of Business and Summary of Significant Accounting Policies, to the audited Consolidated Financial Statements, for information about impairment charges on long-lived assets. The fair values of assets evaluated for impairment were determined using an income-based approach and are classified as Level 3 measures within the fair value hierarchy.

Derivative Financial Instruments

Management reflects derivative financial instruments, which typically consist of interest rate derivatives, foreign currency derivatives and fuel commodity derivatives in the Consolidated Balance Sheets at their fair value. For interest rate derivatives, changes in fair value are reflected in other comprehensive income as the Company applies cash flow hedge accounting. Consistent with the classification of interest paid, cash flows from interest rate derivatives are classified as operating on the Consolidated Statements of Cash Flows. The changes in the fair values of the foreign currency and fuel commodity derivatives are reflected in income as the Company does not apply hedge accounting to those derivatives.

Self-Insurance Risks and Receivables from Insurers

The Company is subject to workers' compensation, vehicle, and general liability claims. The Company is self-insured for the cost of workers' compensation, vehicle, and general liability claims up to the amount of stop-loss insurance coverage purchased by the Company from commercial insurance carriers. The Company maintains accruals for the estimated cost of claims, without regard to the effects of stop-loss coverage, using actuarial methods which evaluate known open and incurred but not reported claims and consider historical loss development experience. As of January 1, 2023 and January 2, 2022, the Company had approximately $17.7 million and $14.7 million, respectively, reserved for such programs. The liability recorded for assessments has not been discounted. In addition, the Company records receivables from the insurance carriers for claims amounts estimated to be recovered under the stop-loss insurance policies when these amounts are estimable and probable of collection. The Company estimates such stop-loss receivables using the same actuarial methods used to establish the related claims accruals and considering the amount of risk transferred to the carriers under the stop-loss policies. The stop-loss policies provide coverage for claims in excess of retained self-insurance risks, which are determined on a claim-by-claim basis. Inclusive of the receivables from the stop-loss insurance policies, the Company's limited liability balance was $8.4 million and $7.5 million as of January 1, 2023 and January 2, 2022, respectively.

Preferred Stock

The Company has 50.0 million shares of authorized preferred stock with $0.01 par value per share. There were no shares of preferred stock issued nor outstanding as of January 1, 2023 and January 2, 2022.

Earnings (Loss) per Share (EPS)

The Company discloses two calculations of earnings (loss) per share ("EPS"): basic EPS and diluted EPS. The numerator in calculating common stock basic and diluted EPS is net income (loss) attributable to the Company. The denominator in calculating common stock basic EPS is the weighted average shares outstanding. The denominator in calculating common stock diluted EPS includes the additional dilutive effect of unvested RSUs and time-vested stock options when the effect is not antidilutive. Refer to Note 17, Net Loss per Share, to the audited Consolidated Financial Statements for further discussion.

Reclassifications

On the Consolidated Statements of Operations, Marketing expenses have been reclassified (formerly presented within Selling, general and administrative expense) to be consistent with the current year presentation. This reclassification does not have a significant impact on the reported financial position and does not impact the results of operations or cash flows.

Recent Accounting Pronouncements

Recently Adopted

Accounting Standards Adopted at the Beginning of Fiscal Year 2022

In November 2021, the FASB issued ASU 2021-10, _Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance_, which requires certain disclosures to be made when an entity receives government assistance, including the types of assistance, an entity's accounting for the assistance, and the effect of the assistance on an entity's financial statements. It is effective for all entities for financial statements issued for annual periods beginning after December 15, 2021. The adoption of this standard did not materially impact the financial statements presented herein.

In October 2021, the FASB issued ASU 2021-08, _Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers_, which prescribes the measurement of acquired contract assets and contract liabilities arising from revenue contracts with customers recognized in a business combination. It is effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments in this update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption is permitted, including adoption in an interim period. The adoption of this standard did not materially impact the financial statements presented herein.

Accounting Standards Adopted at the Beginning of Fiscal Year 2021

In December 2019, the FASB issued ASU 2019-12, _Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes_. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions in Topic 740 and clarifying and amending existing guidance. It is effective for annual and interim periods beginning after December 15, 2020, and interim periods within those fiscal years. There are several adoption methods for different amendments in this ASU, including retrospective method for amendments related to separate financial statements of legal entities that are not subject to tax, modified retrospective method for amendments related to changes in ownership of foreign equity method investments or subsidiaries, either retrospective or modified retrospective method for amendments related to franchise taxes that are partially based on income and prospective method for all other amendments. The adoption of this standard did not materially impact the financial statements presented herein.

Accounting Standards Adopted at the Beginning of Fiscal Year 2020

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. This ASU enables financial statement users to obtain more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity as of each reporting date. This ASU replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. It is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of this standard did not materially impact the financial statements presented herein.

Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. It is effective for all entities as of March 12, 2020 through December 31, 2022. A company may elect to apply the amendments for contract modifications by as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848,* which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform by delaying the effective date of the guidance issued in ASU 2020-04 to December 31, 2024. The Company is currently evaluating the effect of the new guidance on its Consolidated Financial Statements and related disclosures.

In September 2022, the FASB issued ASU 2022-04, *Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations*, which requires certain disclosures be made by a buyer in a supplier finance program, including the key terms of the program and, for the obligations that the buyer has confirmed as valid to the finance provider, the amount outstanding that remains unpaid by the buyer as of the end of the fiscal period, a description of where those obligations are presented in the balance sheet, and a rollforward of those obligations during the fiscal period. It is effective for all entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the effect of the new guidance on its Consolidated Financial Statements and related disclosures.

There are other new accounting pronouncements issued by the FASB that the Company has adopted or will adopt, as applicable, and the Company does not believe any of these accounting pronouncements have had, or will have, a material impact on its Consolidated Financial Statements or disclosures.

Note 2 — Acquisitions

The Company strategically acquires companies in order to increase its footprint and sell products that diversify its existing offerings. These acquisitions are accounted for as business combinations using the acquisition method, whereby the purchase price is allocated to the assets acquired and liabilities assumed, based on their estimated fair values as of the date of the acquisition.

Transaction-related expenses as a result of these acquisitions, which exclude costs incurred to integrate the acquired entities, were recorded within Operating income in the Consolidated Statements of Operations (primarily Selling, general and administrative expenses) during the fiscal year such costs were incurred.

Goodwill recognized for these acquisitions represents the intangible assets that do not qualify for separate recognition and primarily includes the acquired customer base, the acquired workforce including shop partners in the region that have strong relationships with these customers, and the existing geographic shop and Ecommerce presence.

2022 Acquisitions

Acquisition of Krispy Kreme U.S. Shops in 2022

In the third quarter of fiscal 2022, the Company acquired the business and operating assets of one franchisee, consisting of seven Krispy Kreme shops in the U.S. (with one shop under construction). The Company paid total consideration of $19.4 million, consisting of $17.3 million of cash, $1.2 million of consideration payable to the sellers, and $0.9 million settlement of amounts related to pre-existing relationships, to acquire substantially all of the shops' assets. Consideration payable of $1.2 million was withheld primarily to cover indemnification claims that could arise after closing. Absent any claims, these amounts are payable within 12 months of the acquisition date.

The settlement of pre-existing relationships included in the purchase consideration includes the write-off of accounts and notes receivable, net of deferred revenue, of $0.3 million. It also includes the disposal of the franchise intangible asset related to the franchisee recorded at time of the acquisition of Krispy Kreme by JAB Holding Company ("JAB") ("the JAB Merger"). The cumulative net book value of the franchise intangible asset was $0.6 million at the acquisition date. The Company accounted for the transaction as a business combination.

The following table summarizes the preliminary fair values of assets acquired and liabilities assumed as of the date of acquisition for the acquisition above.

	KK U.S. Shops
Assets acquired:	
Cash and cash equivalents	$ 7
Prepaid expense and other current assets	138
Property and equipment, net	1,542
Other intangible assets, net	11,203
Operating lease right of use asset, net	4,702
Deferred income taxes, net	2,566
Other assets	11
Total identified assets acquired	**20,169**
Liabilities assumed:	
Accrued liabilities	(106)
Current operating lease liabilities	(221)
Noncurrent operating lease liabilities	(4,481)
Total liabilities assumed	**(4,808)**
Goodwill	4,087
Purchase consideration, net	**$ 19,448**
Transaction costs in 2022	$ 840
Transaction costs in 2021	6
Reportable segment	U.S. and Canada

During the measurement period, the Company will continue to obtain information to assist in determining the fair value of net assets acquired, which may differ materially from these preliminary estimates. Measurement period adjustments, if applicable, will be applied in the reporting period in which the adjustment amounts are determined.

The results of operations of the aforementioned acquired shops were consolidated by the Company from the date of acquisition and include $3.7 million of total revenue and $0.3 million of net income attributable to the Company for fiscal year 2022. The amounts do not reflect adjustments for franchise royalties and related expenses that the Company could have generated as revenue and expenses from the acquired franchisees during the fiscal year had the transaction not been completed.

Equity Method Investment in KK France

In the third quarter of fiscal 2022, the Company acquired a 33% noncontrolling ownership interest in the newly formed entity Krispy Kreme Doughnuts France SAS ("KK France"), for approximately $1.0 million in cash. As the Company has the ability to exercise significant influence over KK France, but it does not exercise control, the investment will be accounted for using the equity method, and equity method earnings will be recognized within Other expenses/(income), net on the Consolidated Statements of Operations.

2021 Acquisitions

Acquisition of KK Canada

On October 4, 2021, the Company acquired a 60% controlling ownership interest in ten franchise shops in Canada, KK Canada, for total consideration of approximately $14.7 million, consisting of approximately $14.4 million in cash and approximately $0.3 million related to settlement of pre-existing relationships.

The settlement of pre-existing relationships included in the purchase consideration includes the disposal of the franchise intangible asset related to the franchisee recorded by the Company in connection with the JAB Merger. The cumulative net book value of the franchise intangible asset was $0.3 million at the acquisition date. The Company accounted for the transaction as a business combination.

Other intangible assets consist of reacquired franchise rights with an estimated useful life equal to the weighted average remaining franchise agreement term. A total of $0.1 million of goodwill and reacquired franchise rights are expected to be deductible as goodwill for income tax purposes.

The fair value of the 40% noncontrolling interest in KK Canada was estimated to be $9.8 million. The fair value estimate was based on a total value of the equity in KK Canada derived from the consideration paid by the Company for its equity interests.

Acquisition of Other Krispy Kreme Shops in 2021

In the first quarter of fiscal 2021, the Company acquired the business and operating assets of two franchisees, collectively consisting of 17 Krispy Kreme shops in the U.S. The Company paid total consideration of $38.1 million, consisting of $33.9 million of cash, $0.9 million of consideration payable to the sellers within 12 months of the respective acquisition dates, and $3.3 million settlement of amounts related to pre-existing relationships, to acquire substantially all of the shops' assets. Consideration payable of $0.9 million was withheld to cover indemnification claims that could arise after closing. Absent any claims, these amounts are payable within 12 months of the respective acquisition dates.

The settlement of pre-existing relationships included in the purchase consideration includes the write-off of accounts and notes receivable, net of deferred revenue, of $0.6 million. It also includes the disposal of the franchise intangible asset related to the two franchisees recorded by the Company in connection with the JAB Merger. The cumulative net book value of the franchise intangible assets was $2.7 million at the acquisition dates. The Company accounted for the transactions as business combinations.

The following table summarizes the preliminary fair values of assets acquired and liabilities assumed as of the date of acquisition for the acquisitions above.

	KK Canada	KK U.S. Shops	Total Purchase Price Allocation for Acquisitions
Assets acquired:			
Cash and cash equivalents	$ 2,015	$ 40	$ 2,055
Prepaid expense and other current assets	301	474	775
Property and equipment, net	2,365	3,829	6,194
Other intangible assets, net	6,873	23,906	30,779
Operating lease right of use asset, net	2,894	19,292	22,186
Other assets	103	897	1,000
Total identified assets acquired	**14,551**	**48,438**	**62,989**
Liabilities assumed:			
Accounts payable	(1,639)	—	(1,639)
Accrued liabilities	(489)	(334)	(823)
Current operating lease liabilities	(554)	(2,093)	(2,647)
Noncurrent operating lease liabilities	(2,327)	(17,199)	(19,526)
Deferred income taxes, net	(2,021)	—	(2,021)
Total liabilities assumed	**(7,030)**	**(19,626)**	**(26,656)**
Goodwill	17,036	9,254	26,290
Noncontrolling interest	(9,822)	—	(9,822)
Purchase consideration, net	**$ 14,735**	**$ 38,066**	**$ 52,801**
Transaction costs in 2021	$ 2,502	$ 1,251	$ 3,753
Transaction costs in 2020	24	184	208
Reportable segment	U.S. and Canada	U.S. and Canada	

The results of operations of the aforementioned acquired shops were consolidated by the Company from the date of acquisition and include $44.1 million of total revenue and $4.3 million of net income attributable to the Company for fiscal year 2021. The amounts do not reflect adjustments for franchise royalties and related expenses that the Company could have generated as revenue and expenses from the acquired franchisees during the fiscal year had the transaction not been completed.

2020 Acquisitions

Acquisition of KK Japan

On December 8, 2020, the Company acquired all equity interests in Krispy Kreme Doughnut Japan Co., Ltd. ("KK Japan"). KK Japan holds the franchise and development rights of the Krispy Kreme brand for the territory of Japan. At the time of acquisition, KK Japan manufactured and distributed doughnuts through 44 shops and through wholesale channels.

Acquisition-date fair value of consideration transferred was $3.8 million, consisting of settlement of pre-existing relationships, including the write-off of deferred revenue of ($0.1 million) and the disposal of the franchise intangible asset related to the KK Japan franchisee recorded by the Company in connection with the JAB Merger. The net book value of the franchise intangible asset was $3.9 million as of the date of the acquisition of KK Japan.

The Company calculated an excess of estimated fair values of net assets acquired over the acquisition consideration paid, resulting in a bargain purchase gain of $0.7 million. The bargain purchase gain, which is primarily the result of favorable purchase terms due to KK Japan's historical net losses from operations, was recorded within Other expenses/(income), net in the Consolidated Statement of Operations for the fiscal year 2020.

Acquisition of Other Krispy Kreme Shops in 2020

In 2020, the Company acquired the business and operating assets of an additional eight franchisees, collectively consisting of 51 Krispy Kreme shops in the U.S. The Company paid total consideration of $89.9 million, consisting of $80.4 million cash and $9.5 million settlement of amounts related to pre-existing relationships, to acquire substantially all of the shops' assets. The settlement of pre-existing relationships included in the purchase consideration includes the write-off of accounts and notes receivable, net of deferred revenue, of $2.6 million. It also includes the disposal of the franchise intangible asset related to the eight franchisees recorded by the Company in connection with the JAB Merger. The net book value of the franchise intangible asset was a cumulative $6.9 million as of the dates of acquisition of the franchisees.

The following table summarizes the preliminary fair values of assets acquired and liabilities assumed as of the date of acquisition for the 2020 acquisitions as well as the acquired businesses' impact on consolidated results in the year of acquisition.

	KK Japan	KK U.S. Shops	Total Purchase Price Allocation for Acquisitions
Assets acquired:			
Cash and cash equivalents	$ 5,340	$ 112	$ 5,452
Accounts receivable, net	3,322	—	3,322
Inventories	354	779	1,133
Prepaid expense and other current assets	469	23	492
Property and equipment, net	1,029	16,585	17,614
Other intangible assets, net	—	48,011	48,011
Operating lease right of use asset, net	12,260	38,096	50,356
Other assets	3,975	3,699	7,674
Total identified assets acquired	**26,749**	**107,305**	**134,054**
Liabilities assumed:			
Accounts payable	(2,522)	—	(2,522)
Accrued liabilities	(3,049)	(1,656)	(4,705)
Current operating lease liabilities	(4,430)	(2,968)	(7,398)
Noncurrent operating lease liabilities	(7,861)	(35,128)	(42,989)
Deferred income taxes, net	(1,966)	—	(1,966)
Other long-term obligations and deferred credits	(2,468)	—	(2,468)
Total liabilities assumed	**(22,296)**	**(39,752)**	**(62,048)**
Goodwill	—	22,411	22,411
Bargain purchase gain	(688)	—	(688)
Purchase consideration, net	**$ 3,765**	**$ 89,964**	**$ 93,729**
Transaction costs in 2020 (approx.)	$ 3,192	$ 4,636	$ 7,828
Reportable segment(s)	Market Development	U.S. and Canada	

The results of operations of the aforementioned acquired shops were consolidated by the Company from the date of acquisition and include $38.5 million of total revenue and $0.3 million of net income attributable to the Company for fiscal year 2020. The amounts do not reflect adjustments for franchise royalties and related expenses that the Company could have generated as revenue and expenses from the acquired franchisees during the fiscal year had the transaction not been completed.

Supplemental unaudited pro forma information

The following unaudited pro forma information presents estimated combined results of the Company as if the 2022 acquisitions had occurred on January 4, 2021, the 2021 acquisitions had occurred on December 30, 2019, and the 2020 acquisitions had occurred on December 31, 2018:

	Fiscal Years Ended		
	January 1, 2023	January 2, 2022	January 3, 2021
Revenue	$ 1,529,898	$ 1,384,391	$ 1,151,041
Loss before income taxes	(8,163)	(4,098)	(48,788)

The amounts in the supplemental pro forma earnings for the fiscal years presented above reflect adjustments for transaction costs, franchise royalties and related expenses, and amortization that would have been charged assuming the same fair value adjustments to acquired intangibles. The acquisitions of KK Canada and "Other Krispy Kreme U.S. Shops" are not material to the Company's financial statements, and therefore, the supplemental pro forma financial information related to these acquisitions is not included herein. These supplemental pro forma results are unaudited and are not necessarily indicative of results of operations that would have occurred had the acquisitions actually closed in the prior period. The pro forma results are also not indicative of results of operations for any future period.

Note 3 — Accounts Receivable, net

The components of Accounts receivable, net are as follows:

	January 1, 2023	January 2, 2022
Trade receivables, net	$ 40,131	$ 41,132
Other receivables, net	10,262	5,936
Receivables from related parties, net	696	423
Total accounts receivable, net	**$ 51,089**	**$ 47,491**

Receivables from related parties, net includes receivables from equity method investees. Refer to Note 15, Related Party Transactions, to the audited Consolidated Financial Statements for further information.

Note 4 — Inventories

The components of Inventories are as follows:

	January 1, 2023	January 2, 2022
Raw materials	$ 20,713	$ 15,278
Work in progress	476	700
Finished goods and purchased merchandise	25,050	18,873
Total inventories	**$ 46,239**	**$ 34,851**

Note 5 — Property and Equipment, net

Property and equipment, net consist of the following:

	January 1, 2023	January 2, 2022
Land	$ 11,534	$ 12,931
Buildings	154,768	146,923
Leasehold improvements	216,507	195,129
Machinery and equipment	282,222	243,673
Computer software	66,054	43,985
Construction and projects in progress	62,405	60,940
Property and equipment, gross	**793,490**	**703,581**
Less: Accumulated depreciation	(321,132)	(264,663)
Total property and equipment, net	**$ 472,358**	**$ 438,918**

Computer software includes $9.6 million and $4.7 million of costs to develop, code, test and license software under hosting arrangements as of January 1, 2023 and January 2, 2022, respectively. Software under hosting arrangements consists primarily of solutions that empower the Company's consumer-facing website and mobile application. Total depreciation expense was $76.8 million, $68.6 million, and $51.5 million in the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively.

Note 6 — Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill by reportable segment are as follows:

	U.S. and Canada	International	Market Development	Total
Balance as of January 3, 2021	$ 642,704	$ 290,872	$ 152,970	$ 1,086,546
Acquisitions	45,328	—	(19,038)	26,290
Measurement period adjustments related to fiscal year 2020 acquisitions	82	—	—	82
Foreign currency impact	(66)	(7,530)	—	(7,596)
Balance as of January 2, 2022	**688,048**	**283,342**	**133,932**	**1,105,322**
Acquisitions	8,504	—	(4,417)	4,087
Measurement period adjustments related to fiscal year 2021 acquisitions	—	—	—	—
Foreign currency impact	(1,041)	(20,460)	—	(21,501)
Balance as of January 1, 2023	**$ 695,511**	**$ 262,882**	**$ 129,515**	**$ 1,087,908**

Acquisitions of franchises result in a reclassification of goodwill between segments.

Other Intangible Assets

Other intangible assets consist of the following:

	January 1, 2023			January 2, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Intangible assets with indefinite lives						
Trade name	$ 657,900	$ —	$ 657,900	$ 657,900	$ —	$ 657,900
Intangible assets with definite lives						
Franchise agreements	30,632	(9,372)	21,260	32,545	(8,369)	24,176
Customer relationships	15,000	(5,548)	9,452	15,000	(4,684)	10,316
Reacquired franchise rights	383,002	(105,526)	277,476	384,305	(84,177)	300,128
Website development costs	6,500	(6,500)	—	6,500	(6,500)	—
Total intangible assets with definite lives	**435,134**	**(126,946)**	**308,188**	**438,350**	**(103,730)**	**334,620**
Total intangible assets	**$ 1,093,034**	**$ (126,946)**	**$ 966,088**	**$ 1,096,250**	**$ (103,730)**	**$ 992,520**

Amortization expense related to intangible assets included in Depreciation and amortization expense was $28.5 million, $29.8 million, and $26.3 million for the fiscal years ended January 1, 2023, January 2, 2022 and January 3, 2021, respectively.

Estimated future amortization expense as of January 1, 2023 is as follows:

Fiscal year	Estimated amortization expense
2023	$ 28,820
2024	29,050
2025	28,820
2026	28,660
2027	28,637
Thereafter	164,201
Total	**$ 308,188**

The aforementioned estimates do not reflect the impact of future foreign exchange rate changes.

Note 7 — Long-Term Debt

The Company's long-term debt obligations consists of the following:

	As of	
	January 1, 2023	January 2, 2022
2019 Facility - term loan	$ 586,250	$ 621,250
2019 Facility - revolving credit facility	162,500	75,000
Less: Debt issuance costs	(2,247)	(3,833)
Financing obligations	32,583	24,473
Total long-term debt	**779,086**	**716,890**
Less: Current portion of long-term debt	(40,034)	(36,583)
Long-term debt, less current portion	**$ 739,052**	**$ 680,307**

2019 Secured Credit Facility

In June 2019, the Company entered into a $1.0 billion senior secured credit facility that provided for a term loan with a principal amount of $700.0 million and a $300.0 million senior secured revolving credit facility (collectively, the "2019 Facility"). The 2019 Facility is secured by a first priority lien on substantially all of the Company's personal property assets, certain real properties, and all of the Company's domestic wholly-owned subsidiaries. The Company capitalized $10.9 million of debt issuance costs related to the 2019 Facility, $8.0 million of which is related to the term loan and $2.9 million related to the revolving credit facility.

As a result of the Company's IPO in July 2021, the Company amended the 2019 Facility to allow for financial reporting at the KKI legal entity level and to allow for KKI to be guarantor of the obligations of its subsidiary Krispy Kreme Doughnuts, Inc. under the 2019 Facility.

After consideration of outstanding borrowings and letters of credit secured by the 2019 Facility, the Company had $137.5 million and $225.0 million of available borrowing capacity under the revolving credit facility as of January 1, 2023 and January 2, 2022, respectively.

The 2019 Facility provides for quarterly scheduled principal payments on the term loan and repayment of all outstanding balances on the term loan and revolving credit facility at maturity, June 13, 2024. Further, the Company may be required to prepay additional amounts annually upon the occurrence of a prepayment event as defined in the 2019 Facility. Because the amounts of any such future repayments are not currently determinable, they are excluded from the long-term debt maturities schedule below.

Interest on borrowings under the 2019 Facility is payable either at the London Interbank Offered Rate ("LIBOR") rounded up to the next 1/16% of 1% or the Alternate Base Rate (which is the greatest of the prime rate, the Federal Funds rate plus 0.50%, or the one-month LIBOR rate plus 1.00%), in each case plus the Applicable Rate. The Applicable Rate for LIBOR loans ranges from 1.75% to 2.25%, and for Base Rate loans ranges from 0.75% to 1.25%, in each case depending on the Company's leverage ratio. All borrowings outstanding under the 2019 Facility as of January 1, 2023 and January 2, 2022 were LIBOR loans. As of both January 1, 2023 and January 2, 2022, the Applicable Rate was 2.00%. As of January 1, 2023 and January 2, 2022, the LIBOR rate was 4.44% and 0.13%, respectively, under the 2019 Facility. As of January 1, 2023 and January 2, 2022, $505.0 million out of the $586.3 million term loan balance and $505.0 million out of the $621.3 million term loan balance, respectively, was hedged. The effective interest rate on the term loan was approximately 5.45% and 3.74% for the fiscal years ended January 1, 2023 and January 2, 2022, respectively. Refer to Note 10, Derivative Instruments, to the audited Consolidated Financial Statements for further discussion of the interest rate swap arrangements.

The 2019 Facility allows the Company to obtain letters of credit without applying those amounts against the usage of the senior secured revolving credit facility. If obtained, the Company would be required to pay a fee equal to the Applicable Rate for LIBOR-based loans on the outstanding amount of letters of credit plus a fronting fee to the issuing bank. Commitment fees on the unused portion of the senior secured revolving credit facility range from 0.25% to 0.375%, based on the Company's leverage ratio. At January 1, 2023, January 2, 2022 and January 3, 2021, the fee on the unused portion of the senior secured revolving credit facility was 0.25%, included in Interest expense in the Consolidated Statements of Operations.

Restrictions and Covenants

The 2019 Facility requires the Company to meet a maximum leverage ratio financial test. The leverage ratio was required to be not greater than 6.00 to 1.00 initially, reducing in steps throughout the term of the 2019 Facility ultimately to 5.00 to 1.00. The leverage ratio under the 2019 Facility was required to be below 5.25 to 1.00 as of January 1, 2023 and below 5.50 to 1.00 as of January 2, 2022, and is calculated using Net Debt and Adjusted EBITDA as defined in the 2019 Facility.

The 2019 Facility also contains covenants which, among other things, generally limit (with certain exceptions): mergers, amalgamations or consolidations; the incurrence of additional indebtedness (including guarantees); the incurrence of additional liens; the sale, assignment, lease, conveyance, or transfer of assets; certain investments; dividends and stock redemptions or repurchases in excess of certain amounts; transactions with affiliates; engaging in materially different lines of business; and other activities customarily restricted in such agreements. The 2019 Facility also prohibits the transfer of cash or other assets to the parent company, whether by dividend, loan or otherwise, but provides for exceptions to enable the parent company to pay taxes, directors' fees and operating expenses, as well as exceptions to permit dividends in respect of the Company's common stock and stock redemptions and repurchases, to the extent permitted by the 2019 Facility. Substantially all of the net assets of the Company's consolidated subsidiaries were restricted as of January 1, 2023. As of January 1, 2023 and January 2, 2022, the Company was in compliance with the financial and other covenants related to the 2019 Facility.

The 2019 Facility also contains customary events of default including, but not limited to, payment defaults, breaches of representations and warranties, covenant defaults, non-loan party indebtedness in excess of $35.0 million, certain events of bankruptcy and insolvency, judgment defaults in excess of $35.0 million, and the occurrence of a change of control.

Borrowings and issuances of letters of credit under the 2019 Facility are subject to the satisfaction of usual and customary conditions, including the accuracy of representations and warranties and the absence of defaults.

The aggregate maturities of the 2019 Facility for each of the following five years by fiscal year are as follows:

Fiscal year	Principal Amount
2023	$ 35,000
2024	713,750
2025	—
2026	—
2027	—

Term Loan Facility

On June 10, 2021, the Company entered into the Term Loan Facility. On June 17, 2021, the Company borrowed $500.0 million under the Term Loan Facility. The borrowings under the Term Loan Facility bore an all-in interest rate of 2.68175%. As of January 1, 2023, there was no outstanding principal amount under the Term Loan Facility, as it was paid off in full and terminated on July 7, 2021, primarily using the net IPO proceeds with the difference being partially funded by a drawdown of $100.0 million on the 2019 Facility's revolving credit facility. The Term Loan Facility would have matured on the earlier of (i) June 10, 2022 and (ii) within four business days following consummation of the IPO. The interest expense was $2.4 million for the fiscal year ended January 2, 2022, which included $1.7 million of debt issuance costs incurred and recognized as expenses.

Cash Payments of Interest

Interest paid, inclusive of debt issuance costs, totaled $30.7 million, $44.3 million, and $33.5 million in the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively.

Financing Obligations

The Company has long-term financing obligations primarily in the form of lease obligations (related to both Company-owned and franchised restaurants). Refer to Note 8, Leases, to the audited Consolidated Financial Statements for additional discussion of the financing obligations.

Note 8 — Leases

The Company has various lease agreements related to real estate, vehicles and equipment. Its operating leases include real estate (buildings and ground), vehicles and equipment. Operating lease right of use assets and operating lease liabilities are recognized based on the present value of the future lease payments over the term. The operating lease right of use asset also includes accrued lease expense resulting from the straight-line accounting under prior accounting methods, which is now being amortized over the remaining life of the lease.

The Company is the lessee on a number of ground leases and multiple building leases, which were classified as operating leases prior to the adoption of ASC 842. As the Company elected the package of practical expedients upon adoption of ASC 842, the Company was not required to reassess the classification of these existing leases and as such, these leases continue to be accounted for as operating leases. In the event the Company modifies the existing leases or enters into new ground or building leases in the future, such leases may be classified as finance leases.

The Company's finance leases relate primarily to vehicles and equipment. The lease payments are largely fixed in nature. The Company is generally obligated for the cost of property taxes, insurance and common area maintenance relating to its leases, which are variable in nature. The Company determines the variable payments based on invoiced amounts from lessors. The Company has elected to not apply the recognition requirements to leases of 12 months or less. These leases will be expensed on a straight-line basis, and no operating lease liability will be recorded.

The Company included the following amounts related to operating and finance lease assets and liabilities within the Consolidated Balance Sheets:

		As of	
		January 1, 2023	January 2, 2022
Assets	**Classification**		
Operating lease...	Operating lease right of use asset, net........	$ 417,381	$ 435,168
Finance lease	Property and equipment, net	26,958	19,298
Total leased assets		**$ 444,339**	**$ 454,466**
Liabilities			
Current			
Operating lease......................................	Current operating lease liabilities..............	$ 43,160	$ 50,359
Finance lease	Current portion of long-term debt.............	5,034	1,583
Noncurrent			
Operating lease......................................	Noncurrent operating lease liabilities.........	412,759	415,208
Finance lease	Long-term debt, less current portion..........	27,549	22,890
Total leased liabilities		**$ 488,502**	**$ 490,040**

The Company has long-term contractual obligations primarily in the form of lease obligations related to Company-operated restaurants and franchised restaurants. Interest expense associated with the finance lease obligations is computed using the incremental borrowing rate at the time the lease is entered into and is based on the amount of the outstanding lease obligation.

The weighted-average remaining lease term and weighted-average discount rate for operating and finance leases were as follows:

	As of	
	January 1, 2023	January 2, 2022
Weighted average remaining lease term:		
Operating lease	11.3 years	11.6 years
Finance lease	10.1 years	13.8 years
Weighted average discount rate:		
Operating lease	6.69 %	6.65 %
Finance lease	6.98 %	7.13 %

Lease costs were as follows:

		Fiscal Years Ended		
		January 1, 2023	January 2, 2022	January 3, 2021
Lease cost	**Classification**			
Operating lease cost	Selling, general and administrative expense ..	$ 3,390	$ 2,481	$ 3,127
Operating lease cost	Operating expenses	85,173	85,429	70,855
Short-term lease cost	Operating expenses	5,234	2,513	2,867
Variable lease costs............	Operating expenses	23,996	16,414	9,195
Sublease income................	Royalties and other revenues	(210)	(386)	(506)
Finance lease cost:				
Amortization of right of use assets	Depreciation and amortization expense	$ 5,027	$ 3,217	$ 2,587
Interest on lease liabilities......................	Interest expense, net.......................................	1,958	2,002	2,040

Supplemental disclosures of cash flow information related to leases were as follows:

	Fiscal Years Ended		
	January 1, 2023	January 2, 2022	January 3, 2021
Other information			
Cash paid for leases:			
Operating cash flows for operating leases [1]	$ 104,506	$ 91,967	$ 78,465
Operating cash flows for finance leases	2,116	1,916	1,781
Financing cash flows for finance leases	4,681	4,901	3,694
Right of use assets obtained in exchange for new lease liabilities:			
Operating leases..	$ 50,368	$ 95,284	$ 74,979
Finance leases	8,158	2,328	7,500

[1] Operating cash flows for operating leases include variable rent payments which are not included in the measurement of lease liabilities. For the fiscal years ending January 1, 2023, January 2, 2022, and January 3, 2021, variable rent payments were $24.0 million, $16.4 million, and $9.2 million, respectively.

A majority of the leases include options to extend the lease. If the Company is reasonably certain to exercise an option to extend a lease, the extension period is included as part of the right of use asset and the lease liability. The Company's leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. The Company also does not provide any residual value guarantees for the leases or have any significant leases that have yet to be commenced.

At the inception of the contract, management determines if the contract is or contains a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The incremental borrowing rate ("IBR") reflects a fully secured rate based on the credit rating taking into consideration the repayment timing of the lease and any impacts due to the economic environment in which the lease operates. The estimate of the incremental borrowing rate reflects considerations such as market rates for the outstanding debt, interpolations of rates for leases with terms that differ from the outstanding debt, and market rates for debt of companies with similar credit ratings.

Future lease commitments to be paid by the Company as of January 1, 2023 were as follows:

Fiscal year	Operating Leases	Finance Leases
2023	$ 69,168	$ 7,358
2024	71,385	5,616
2025	65,006	4,191
2026	63,423	4,021
2027	52,576	2,563
Thereafter	359,267	23,327
Total lease payments	**680,825**	**47,076**
Less: Interest	(224,906)	(14,493)
Present value of lease liabilities	**$ 455,919**	**$ 32,583**

In fiscal 2022, the Company completed sale-leaseback transactions whereby it disposed of the land at three real estate properties for proceeds of $8.4 million. The Company subsequently leased back the properties, which are accounted for as operating leases. The Company recognized cumulative gains on sale of $6.5 million, which are included in Other expenses/(income), net on the Consolidated Statements of Operations.

In December 2021, the Company completed a sale-leaseback transaction whereby it disposed of the land at four real estate properties for proceeds of $11.1 million. The Company subsequently leased back the properties, which are accounted for as operating leases. The Company recognized a gain on sale of $8.7 million, which is included in Other expenses/(income), net on the Consolidated Statements of Operations.

Note 9 — Fair Value Measurements

The following table presents assets and liabilities that are measured at fair value on a recurring basis as of January 1, 2023 and January 2, 2022:

	January 1, 2023	
	Level 1	Level 2
Assets:		
401(k) mirror plan assets	$ 6	$ —
Interest rate derivatives	—	10,461
Commodity derivatives	—	514
Total Assets	**$ 6**	**$ 10,975**
Liabilities:		
Foreign currency derivatives	$ —	$ 170
Total Liabilities	**$ —**	**$ 170**

	January 2, 2022			
	Level 1		Level 2	
Assets:				
401(k) mirror plan assets	$	111	$	—
Commodity derivatives		—		1,486
Total Assets	$	**111**	$	**1,486**
Liabilities:				
Foreign currency derivatives	$	—	$	80
Interest rate derivatives		—		14,667
Total Liabilities	$	**—**	$	**14,747**

There were no assets nor liabilities measured using Level 3 inputs and no transfers of financial assets or liabilities among the levels within the fair value hierarchy during the fiscal years ended January 1, 2023 and January 2, 2022. The Company's derivatives are valued using discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves and currency rates.

Note 10 — Derivative Instruments

The Company is exposed to certain risks relating to its ongoing business operations. Management evaluates various strategies in managing its exposure to market-based risks, such as entering into transactions to manage its exposure to commodity price risk and floating interest rates. The Company does not hold or issue derivative instruments for trading purposes. The Company is exposed to credit-related losses in the event of non-performance by the counterparties to its derivative instruments. The Company mitigates this risk of nonperformance by dealing with highly rated counterparties.

Commodity Price Risk

The Company uses forward contracts to protect against the effects of commodity price fluctuations in the cost of ingredients of its products, of which flour, sugar and shortening are the most significant, and the cost of gasoline used by its delivery vehicles. Management has not designated these forward contracts as hedges. As of January 1, 2023 and January 2, 2022 the total notional amount of commodity derivatives was 1.7 million and 1.9 million gallons of gasoline, respectively. They were scheduled to mature between January 2, 2023 and December 1, 2024 and January 3, 2022 and March 31, 2023, respectively. As of January 1, 2023 and January 2, 2022, the Company has recorded an asset of $0.5 million and $1.5 million, respectively, related to the fair market values of its commodity derivatives. The settlement of commodity derivative contracts is reported in the Consolidated Statements of Cash Flows as a cash flow from operating activities.

Interest Rate Risk

The Company is exposed to market risk from increases in interest rates on any borrowings outstanding under its 2019 Debt Facility. As of the end of fiscal 2019, the Company was entered into various interest rate swap agreements with a notional amount totaling $455.0 million. Under these interest rate swap agreements, the Company made payments based on a fixed rate of 1.99% for $300.0 million of the hedged notional (the "June 2019 swap agreement"), which was due to mature in June 2024, and 2.92% for the other $155.0 million of the hedged notional, which was due to mature in November 2023, and in exchange received payments at a variable rate based on the one-month LIBOR.

In February 2020, the Company effectively cancelled its swap agreements on the $155.0 million hedged notional and entered into new agreements with the same counterparties (the "February 2020 swap agreement"). The only differences between these new agreements and the prior versions included an extension of the maturity term of the swaps from November 2023 to June 2024, and the locking in of a new payment rate on the fixed leg of the swaps (2.72%), through the 2024 maturity. At the same time, the Company also entered into a new interest rate swap agreement with a notional amount of $50.0 million and a maturity date in June 2024. Under this swap agreement, the Company had fixed the variable portion of the interest rate on a portion of the 2019 Debt Facility and was required to make payments based on a fixed rate of 0.95%, and in exchange would receive payments at a variable rate based on the one-month LIBOR.

In December 2022, the Company effectively cancelled certain interest rate swap agreements with an aggregate notional amount of $240.0 million, collecting $8.5 million in cash proceeds, and entered into new agreements with the same counterparties (the

"December 2022 swap agreement"). The only difference between these new agreements and the prior versions included the locking in of a new payment rate on the fixed leg of the swaps (4.64%). The aggregate hedged notional as of the end of fiscal 2022 continued to be $505.0 million.

The net effect of the interest rate swap arrangements will be to fix the interest rate on the term loan under the 2019 Debt Facility up to the notional amount outstanding at the rates payable under the swap agreements plus the Applicable Rate (as defined by the 2019 Debt Facility). Management has designated the June 2019, the February 2020, and the December 2022 swap agreements as cash flow hedges and recognized the changes in the fair value of these swaps in other comprehensive income. As of January 1, 2023 and January 2, 2022, the Company has recorded assets of $10.5 million and liabilities of $14.7 million, respectively, related to the fair market values of its interest rate derivatives. The cash flows associated with the interest rate swaps are reflected in the operating activities in the Consolidated Statements of Cash Flows, which is consistent with the classification as operating activities of the interest payments on the term loan.

All of the interest rate swap derivatives have certain early termination triggers caused by an event of default or termination. The events of default include failure to make payments when due, failure to give notice of a termination event, failure to comply with or perform obligations under the agreements, bankruptcy or insolvency, and defaults under other agreements (cross-default provisions).

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign currency risk primarily from its investments in consolidated subsidiaries that operate in Canada, the U.K., Ireland, Australia, New Zealand, Mexico, and Japan. In order to mitigate foreign exchange fluctuations, the Company enters into foreign exchange forward contracts. Management has not designated these forward contracts as hedges. As of January 1, 2023 and January 2, 2022, the total notional amount of foreign exchange derivatives was $59.0 million and $51.8 million, respectively. They were scheduled to mature between January 2023 and February 2023, and between January 2022 and February 2022, respectively. As of January 1, 2023 and January 2, 2022, the Company has recorded liabilities of $0.2 million and $0.1 million, respectively, related to the fair market values of its foreign exchange derivatives.

Quantitative Summary of Derivative Positions and Their Effect on Results of Operations

The following tables present the fair values of derivative instruments included in the Consolidated Balance Sheets as of January 1, 2023 and January 2, 2022 for derivatives not designated as hedging instruments and derivatives designed as hedging instruments, respectively. The Company only has cash flow hedges that are designated as hedging instruments.

Derivatives Not Designated as Hedging Instruments	Derivatives Fair Value		Balance Sheet Location
	January 1, 2023	January 2, 2022	
Commodity derivatives...................................	$ 514	$ 1,486	Prepaid expense and other current assets
Total Assets...	$ 514	$ 1,486	
Foreign currency derivatives	$ 170	$ 80	Accrued liabilities
Total Liabilities	$ 170	$ 80	

Derivatives Designated as Hedging Instruments	Derivatives Fair Value		Balance Sheet Location
	January 1, 2023	January 2, 2022	
Interest rate derivatives (current)	$ 7,218	$ —	Prepaid expense and other current assets
Interest rate derivatives (noncurrent)	3,243	—	Other assets
Total Assets...	$ 10,461	$ —	
Interest rate derivatives (current)	$ —	$ 8,535	Accrued liabilities
Interest rate derivatives (noncurrent)	—	6,132	Other long-term obligations and deferred credits
Total Liabilities..	$ —	$ 14,667	

The effect of derivative instruments on the Consolidated Statements of Operations for the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021:

Derivatives Designated as Hedging Instruments	Derivative Gain/(Loss) Recognized in Income in Fiscal Years Ended			Location of Derivative Gain/(Loss) Recognized in Income
	January 1, 2023	January 2, 2022	January 3, 2021	
Loss on interest rate derivatives	$ (2,727)	$ (10,291)	$ (7,633)	Interest expense, net
	$ (2,727)	$ (10,291)	$ (7,633)	

Derivatives Not Designated as Hedging Instruments	Derivative Gain/(Loss) Recognized in Income in Fiscal Years Ended			Location of Derivative Gain/(Loss) Recognized in Income
	January 1, 2023	January 2, 2022	January 3, 2021	
Loss on foreign currency...................	$ (90)	$ (62)	$ (21)	Other non-operating expense/ (income), net
(Loss)/gain on commodity derivatives	(972)	1,066	267	Other non-operating expense/ (income), net
	$ (1,062)	$ 1,004	$ 246	

Note 11 — Employee Benefit Plans

Defined Contribution Plans

The Company has a 401(k) savings plan for Krispy Kremers in the U.S. (the "401(k) Plan") to which eligible employees may contribute up to 100% of their salary and bonus on a tax deferred basis, subject to statutory limitations. The Company currently matches 100% of the first 3% and 50% of the next 2% of compensation contributed by each employee to the 401(k) Plan.

The Company operates defined contribution plans in the U.K. and Ireland ("KKUK and Ireland Contribution Plans"), to which eligible employees may contribute up to 100% of their salary, subject to statutory limitations. The Company currently matches contributions at a rate of 3% of pensionable earnings. The KKUK and Ireland Contribution Plans are pension plans under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Insomnia Cookies sponsors a 401(k) plan (the "Insomnia Plan") which allows all its eligible employees to elect to defer up to 100% of their annual compensation not to exceed statutory limits. The Insomnia Plan provides for discretionary matching contributions, which may not exceed 2% of the employee's overall compensation.

KK Australia operates a defined contribution retirement benefit plan for its employees in Australia (the "Australia Plan") and in New Zealand (the "New Zealand Plan"). The Company contributes 10.5% of employee compensation to the Australia Plan and matches employee contributions of up to 3% of compensation to the New Zealand Plan.

KK Canada operates a Registered Retirement Savings Plan ("RRSP") for its employees in Canada (the "Canada Plan") which allows eligible employees to contribute. For certain salaried employees, the Company will match eligible employee contributions up to 2.5% of their annual base salary.

Total contribution plan expense for defined contribution plans is $7.4 million, $6.6 million, and $4.9 million for the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively.

Other Employee Benefit Plans

The Company has a Nonqualified Deferred Compensation Plan (the "401(k) Mirror Plan") designed to enable officers of the Company whose contributions to the 401(k) Plan are limited by certain statutory limitations to have the same opportunity to defer compensation as is available to other employees of the Company under the qualified 401(k) savings plan. The investments are not a legally separate fund of assets and are subject to the claims of the Company's general creditors. Such investments are included in Other assets in the Consolidated Balance Sheets. The corresponding liability to participants is included in Other long-term obligations and deferred credits in the Consolidated Balance Sheets. The balance in the asset and corresponding liability account was less than $0.1 million and $0.1 million as of January 1, 2023 and January 2, 2022, respectively.

KK Mexico operates defined benefit plans for its employees related to seniority premium (the "Mexico Seniority Premium Plan") and termination indemnity (the "Mexico Termination Indemnity Plan"). The Mexico Seniority Premium Plan provides eligible employees a defined benefit of 12 days of salary per full year of service, and the Mexico Termination Indemnity Plan provides eligible employees a defined benefit of up to three months of base salary plus 20 days per year worked. Net periodic benefit cost for these plans totaled $0.2 million and less than $0.1 million for the fiscal years ended January 1, 2023 and January 2, 2022, respectively.

Note 12 — Share-based Compensation

Restricted Stock Units ("RSUs")

The Company and certain of its subsidiaries issue time-vested restricted stock units ("RSUs") under their respective executive ownership plans and long-term incentive plans.

The time-vested RSUs are awarded to eligible employees and non-employee directors and entitle the grantee to receive shares of common stock at the end of a vesting period. The majority of RSUs vest in 54 months from the date of grant and include a minimum holding period of six months before the shareholder may redeem the shares. Certain RSUs vest over a 60-month period subsequent to the grant date (with 60% vesting during the third year following the grant date, 20% vesting during the fourth year, and 20% vesting at the end of the 60-month term). Throughout the vesting period and the holding period, shareholders are subject to the market risk on the value of their shares.

Effective March 22, 2022 (the "modification date"), the Company amended certain KKI time-vested RSU agreements issued in fiscal 2021 to change the vesting terms to a graded-vesting schedule over a 54-month period subsequent to the original commencement date (with one-third vesting in 18 months following the vesting commencement date, one-third vesting in 36 months, and one-third vesting in 54 months). The impacted awards previously had a 54-month cliff vesting schedule. The modification affected approximately 615 grantees and approximately 1.1 million unvested RSUs. The amended vesting terms as of the modification date resulted in no incremental compensation cost and the remaining unrecognized compensation cost for each award will be recognized on a straight-line basis over the remaining requisite service period for the entire award.

RSUs held by KKI are granted to U.S. employees and directors as well as certain employees of the Company's subsidiaries. Certain U.K. employees receive RSUs held by KKUK. Certain Insomnia Cookies employees receive RSUs held by Insomnia Cookies. Certain Australia employees receive RSUs held by KK Australia. Certain Mexico employees receive RSUs held by KK Mexico.

RSU activity under the various plans during the fiscal years presented is as follows:

(in thousands, except per share amounts)	Non-vested shares outstanding at January 3, 2021	Granted	RSU Dividend Equivalents[1]	Vested	Forfeited	Non-vested shares outstanding at January 2, 2022	Granted	Vested	Forfeited	Non-vested shares outstanding at January 1, 2023
KKI										
RSUs	**4,649**	3,339	1,019	2,585	556	**5,866**	1,049	1,060	909	**4,946**
Weighted Average Grant Date Fair Value .... $	**11.37**	17.95	—	9.29	14.32 $	**13.78**	14.27	11.79	14.24 $	**14.23**
KKUK										
RSUs	**405**	7	—	352	—	**60**	—	—	—	**60**
Weighted Average Grant Date Fair Value .... $	**12.45**	29.80	—	12.22	— $	**15.77**	—	—	— $	**15.77**
Insomnia Cookies										
RSUs	**29**	15	—	1	10	**33**	11	1	5	**38**
Weighted Average Grant Date Fair Value .... $	**68.87**	97.77	—	74.12	75.68 $	**79.66**	168.57	74.12	102.67 $	**101.54**
KK Australia										
RSUs	**1,844**	79	—	—	26	**1,897**	21	1,564	—	**354**
Weighted Average Grant Date Fair Value .... $	**1.48**	1.45	—	—	1.36 $	**1.48**	1.73	1.49	— $	**1.47**
KK Mexico										
RSUs	**25**	33	—	—	—	**58**	2	—	—	**60**
Weighted Average Grant Date Fair Value .... $	**29.21**	35.64	—	—	— $	**32.86**	40.14	—	— $	**33.08**

[1] For KKI RSU holders that did not vest upon IPO, dividend equivalent shares were granted after the IPO at a weighted average grant date fair value of zero. The vesting terms for the dividend equivalent shares are the same as the underlying RSUs. The KKI shares presented have been retroactively adjusted to give effect to the Stock Split and the Merger.

The Company recorded total non-cash compensation expense related to the RSUs under the plans of $15.5 million, $19.6 million, and $11.6 million for fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively. The net deferred tax (expense)/benefits recognized were ($0.3 million), ($4.9 million), and $2.7 million for fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively.

The unrecognized compensation cost related to the unvested RSUs and the weighted-average period over which such cost is expected to be recognized are as follows:

	As of January 1, 2023	
	Unrecognized Compensation Cost	Recognized Over a Weighted-Average Period of
KKI .... $	45,353	3.2 years
KKUK	193	1.0 year
Insomnia Cookies..	2,396	2.6 years
KK Australia	175	1.5 years
KK Mexico...	1,361	3.0 years

The estimated fair value of restricted stock is calculated using a market approach (i.e., market multiple is used for the KKI, KKUK and Insomnia Cookies' plans and an agreed-upon EBITDA buyout multiple is used for KK Australia and KK Mexico plans).

The total grant date fair values of shares vested under the KKI plan were $12.5 million and $24.0 million for the fiscal years ended January 1, 2023 and January 2, 2022, respectively; no shares vested for the fiscal year ended January 3, 2021. The total grant date fair values of shares vested under the KKUK plan was $4.3 million for the fiscal year ended January 2, 2022; no shares vested for the fiscal years ended January 1, 2023 and January 3, 2021, respectively. The total grant date fair values of shares vested under the Insomnia Cookies plan was $0.1 million for the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021. The total grant date fair values of shares vested under the KK Australia plan were $2.3 million for the fiscal year ended January 1, 2023; no shares vested for the fiscal years ended January 2, 2022 and January 3, 2021. No shares under the KK Mexico plan vested during the three fiscal years presented.

Time-Vested Stock Options

KKI issues time-vested stock options under its Omnibus Incentive Plan. The stock options are awarded to eligible employees and entitle the grantee to purchase shares of common stock at the respective exercise price at the end of a vesting period. Stock options vest over a 60-month period subsequent to the grant date (with 60% vesting during the third year following the grant date, 20% vesting during the fourth year, and 20% vesting at the end of the 60-month term), and as such are subject to a service condition. The maximum contractual term of the stock options is 10 years.

The fair value of time-vested stock options was estimated on the date of grant using the Black-Scholes option pricing model. This model is impacted by the Company's stock price and certain assumptions related to the Company's stock and employees' exercise behavior. The expected term for stock options granted during fiscal year 2021 was estimated utilizing the simplified method. Management utilized the simplified method because the Company did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The risk-free interest rate assumption was based on yields of U.S. Treasury securities in effect at the date of grant with terms similar to the expected term. Expected volatility was estimated based on the Company's historical volatility, and also considering historical volatility of peer companies over a period equivalent to the expected term. Additionally, the dividend yield was estimated based on dividends currently being paid on the underlying common stock at the date of grant. Estimated and actual forfeitures have not had a material impact on share-based compensation expense.

The following weighted-average assumptions were utilized in determining the fair value of the time-vested stock options granted during the fiscal years presented:

	Fiscal Years Ended	
	January 1, 2023	January 2, 2022
KKI		
Risk-free interest rate	— %	1.3 %
Expected volatility	— %	34.4 %
Dividend yield	— %	1.0 %
Expected term (years)	—	6.8 years

A summary of the status of the time-vested stock options as of January 1, 2023 and changes during fiscal years presented is as follows:

(in thousands, except per share amounts)	Share options outstanding at January 3, 2021	Granted	Exercised	Forfeited or expired	Share options outstanding at January 2, 2022	Granted	Exercised	Forfeited or expired	Share options outstanding at January 1, 2023
KKI									
Options	—	2,817	—	—	**2,817**	—	—	248	**2,569**
Weighted Average Grant Date Fair Value	$ —	6.10	—	— $	**6.10**	—	—	6.10 $	**6.10**
Weighted Average Exercise Price	$ —	14.61	—	— $	**14.61**	—	—	14.61 $	**14.61**
Weighted Average Remaining Contractual Term (years)	—				**9.3 years**				**8.3 years**
Aggregate Intrinsic Value (in thousands)	$ —				$ **12,151**				$ —

The Company recorded total non-cash compensation expense related to the time-vested stock options of $2.7 million and $3.3 million for the fiscal years ended January 1, 2023 and January 2, 2022, respectively. No non-cash compensation expense related to time-vested stock options was recorded for the fiscal year ended January 3, 2021.

The unrecognized compensation cost related to the unvested stock options and the weighted-average period over which such cost is expected to be recognized are as follows:

	As of January 1, 2023	
	Unrecognized Compensation Cost	Recognized Over a Weighted-Average Period of
KKI	$ 9,702	3.3 years

No time-vested stock options under the KKI plan vested nor were exercised during the fiscal periods presented.

Note 13 — Income Taxes

Income (loss) before income taxes consisted of:

	Fiscal Years Ended		
	January 1, 2023	January 2, 2022	January 3, 2021
Domestic	$ (49,910)	$ (49,348)	$ (47,080)
Foreign	41,747	45,250	(4,748)
Loss before income taxes	**$ (8,163)**	**$ (4,098)**	**$ (51,828)**

Domestic income (loss) before income taxes includes unallocated corporate costs, which include general corporate expenses.

The components of the provision for income taxes are as follows:

	Fiscal Years Ended		
	January 1, 2023	January 2, 2022	January 3, 2021
Current:			
Federal	$ —	$ —	$ —
State	1,033	347	156
International	13,816	13,894	8,992
Total current	$ 14,849	$ 14,241	$ 9,148
Deferred and other:			
Federal	$ (13,960)	$ 4,310	$ (8,844)
State	4,280	(5,739)	13,472
International	(4,557)	(2,067)	(4,664)
Total deferred and other	$ (14,237)	$ (3,496)	$ (36)
Income tax expense	$ 612	$ 10,745	$ 9,112

A reconciliation of the statutory U.S. federal income tax rate and the Company's effective tax rate is as follows:

	Fiscal Years Ended		
	January 1, 2023	January 2, 2022	January 3, 2021
Statutory federal rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	12.6	(2.8)	4.1
Foreign operations	(66.8)	(12.9)	(10.7)
Change in valuation allowance	24.9	14.3	(34.9)
Noncontrolling interest	17.2	46.8	2.6
Impact of uncertain tax positions	62.2	9.1	(1.3)
Other permanent differences	(1.5)	(14.2)	1.3
Transaction costs	(0.1)	(5.1)	(0.8)
Deferred adjustments	(48.7)	(96.1)	(0.9)
Share-based compensation	(30.3)	(217.4)	—
Other	2.0	(4.9)	2.0
Effective tax rate	**(7.5)%**	**(262.2)%**	**(17.6)%**

The Company establishes valuation allowances for deferred income tax assets in accordance with GAAP, which provides that such valuation allowances shall be established unless realization of the income tax benefits is more likely than not.

The Company recognizes deferred income tax assets and liabilities based upon its expectation of the future tax consequences of temporary differences between the income tax and financial reporting bases of assets and liabilities. Deferred tax liabilities generally represent tax expense recognized for which payment has been deferred, or expenses which have been deducted in the Company's tax returns, but which have not yet been recognized as an expense in the financial statements. Deferred tax assets generally represent tax deductions or credits that will be reflected in future tax returns for which the Company has already recorded a tax benefit in the Consolidated Financial Statements.

The Company continues to assert permanent reinvestment with respect to its initial basis differences of international affiliates but does not assert indefinite reinvestment on the earnings of the foreign subsidiaries with the exception of its subsidiaries in Canada. Accordingly, no deferred taxes have been provided for with regard to the Company's initial basis difference in international affiliates. Due to the complexities of tax law in the respective jurisdictions, it is not practicable to estimate the tax liability that might be incurred if such earnings were remitted to the U.S. The Company has not established a deferred tax liability for the earnings of the foreign subsidiaries as any distributions made from those jurisdictions are expected to be made in a tax neutral manner.

The tax effects of temporary differences are as follows:

		As of		
		January 1, 2023		January 2, 2022
Deferred income tax assets:				
Intangible assets	$	1,499	$	1,665
Accrued compensation		3,019		4,330
Insurance accruals		2,296		1,934
Share-based compensation		2,483		2,786
Deferred revenue		2,016		1,735
Transaction costs		1,481		1,397
Disallowed interest expense		20,685		10,527
Lease liabilities		107,850		101,629
Foreign net operating loss carryforward		2,147		2,565
Federal net operating loss carryforward		27,086		22,493
Federal tax credits		15,121		13,913
State net operating loss and credit carryforwards		11,888		11,169
Unrealized loss on foreign currency translation		—		3,667
Other		11,333		9,567
Gross deferred income tax assets		208,904		189,377
Valuation allowance		(27,940)		(29,972)
Deferred income tax assets, net of valuation allowance	$	**180,964**	$	**159,405**
Deferred income tax liabilities:				
Intangible assets	$	(149,928)	$	(147,621)
Subsidiary investments		(12,181)		(8,038)
Property and equipment		(23,912)		(14,254)
Foreign reacquired franchise rights		(31,677)		(37,600)
Lease right of use assets		(97,076)		(93,250)
Unrealized income on foreign currency translation		(4,750)		—
Other		(1,831)		(3,683)
Gross deferred income tax liabilities		(321,355)		(304,446)
Net deferred income tax liabilities	$	**(140,391)**	$	**(145,041)**

The presentation of deferred income taxes on the Consolidated Balance Sheets is as follows:

	As of			
	January 1, 2023		January 2, 2022	
Included in:				
Other assets...	$	2,733	$	377
Deferred income taxes, net...		(143,124)		(145,418)
Net deferred income tax liabilities	$	**(140,391)**	$	**(145,041)**

As of January 1, 2023, the Company had Net Operating Loss ("NOL") carryforwards of approximately $249.8 million for U.S. state tax purposes and $129.0 million for U.S. federal tax purposes. As of January 2, 2022, the Company had NOL carryforwards of approximately $327.5 million for U.S. state tax purposes and $107.1 million for U.S. federal tax purposes. U.S. federal NOL carryforwards are eligible to be carried forward indefinitely. A portion of the Company's U.S. state tax carryforwards will begin to expire in the current year. As of January 1, 2023 and January 2, 2022 the Company had foreign NOL carryforwards of approximately $7.5 million and $8.5 million, respectively. As of January 1, 2023, $4.9 million of NOL carryforwards have a 10-year carryover period and the remaining $2.7 million have either a 20-year carryover period or no expiration.

As of January 1, 2023, the Company had various tax credit carryforwards of $15.0 million for U.S. federal purposes and none for U.S. state purposes. As of January 2, 2022, the Company had various tax credit carryforwards of $13.9 million for U.S. federal purposes and none for U.S. state purposes. If not utilized, the credits can be carried forward between 10 and 20 years. A portion of the U.S. tax credit carryforwards will begin to expire in fiscal 2023. If certain substantial changes in the entity's ownership occur, there would be an annual limitation on the amount of the NOLs and credits that can be utilized.

The valuation allowances of $27.9 million and $30.0 million as of January 1, 2023 and January 2, 2022 respectively, represent the portion of its deferred tax assets that the Company does not believe would more likely than not be realized in the future. Of the $27.9 million as of January 1, 2023, $1.5 million is for KK Mexico loss carryforwards, $11.9 million is for U.S. state tax carryforwards, and $14.5 million is for U.S. foreign tax credits and other business credits, for which sufficient taxable income is not expected to be generated. The change in valuation allowance is primarily attributable to the expiration of net operating losses, thus resulting in a reduction of the corresponding valuation allowance. Of the $30.0 million as of January 2, 2022, $2.5 million is for KK Mexico losses and capital loss carryforwards, $13.2 million is for U.S. state tax carryforwards, and $14.2 million is for U.S. foreign tax credits and other business credits, for which sufficient taxable income is not expected to be generated.

Realization of net deferred tax assets generally is dependent on generation of taxable income in future periods. While the Company believes its forecast of future taxable income is reasonable, actual results will inevitably vary from management's forecasts. Such variances could result in adjustments to the valuation allowance on deferred tax assets in future periods, and such adjustments could be material to the financial statements.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was enacted to provide economic relief to those impacted by the COVID-19 pandemic. The CARES Act made various tax law changes including among other things (i) modifications to the federal NOL carryback rules, (ii) increased the limitation under IRC Section 163(j) for 2019 and 2020 to permit additional expensing of interest, (iii) enacted a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k), and (iv) permitted the deferral of the employer's portion of social security taxes. The Company was able to take additional deductions as a result of the CARES Act, resulting in additional NOLs for the fiscal years ended January 1, 2023 and January 2, 2022. The Company was able to defer $7.3 million of social security taxes to future years during the fiscal year ended January 3, 2021. During the fiscal year ended January 2, 2022, the Company repaid half of the deferred social security taxes and repaid the remaining deferred social security taxes on January 3, 2023.

The Company files income tax returns in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. For U.S. federal tax purposes, tax years prior to the year ended December 31, 2018 are closed for assessment purposes; however, tax years in which an NOL was generated will remain open for examination until the statute of limitations will close on tax years utilizing NOL carryforwards to reduce the tax due. Generally, the statute of limitations will close on tax years utilizing NOL carryforwards three years subsequent to the utilization of NOLs. For state purposes, the statute of limitations remains open in a similar manner for states where the Company generated NOLs.

Income tax payments, net of refunds, were $16.7 million, $13.6 million, and $9.3 million in the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	As of			
	January 1, 2023		January 2, 2022	
Unrecognized tax benefits at beginning of year...	$	18,478	$	17,341
Increases related to positions taken in the current year		—		1,383
Increases (decreases) related to positions taken in prior years		(221)		(246)
Decreases related to positions taken in prior years due to lapse of statute		(4,744)		—
Unrecognized tax benefits at end of year	$	13,513	$	18,478

Approximately all of the aggregate $13.5 million and $18.5 million of unrecognized income tax benefits as of January 1, 2023 and January 2, 2022, respectively, would, if recognized, impact the annual effective tax rate. The Company does not believe that changes in its uncertain tax benefits will result in a material impact during the next 12 months.

The Company's policy is to recognize interest and penalties related to income tax issues as components of income tax expense. The Company's Consolidated Balance Sheets reflect approximately $1.9 million of accrued interest and penalties as of both January 1, 2023 and January 2, 2022. Interest and penalties were not material during the years presented in the Company's Consolidated Statements of Operations.

Note 14 — Commitments and Contingencies

The Company currently is not a party to any material legal proceedings.

Resolved Litigation

TSW Foods, LLC litigation

On November 13, 2020 TSW, a reseller of certain Krispy Kreme packaged products, filed a demand for arbitration and statement of claim alleging Anticipatory Repudiation of the Master Reseller Agreement, Breach of the Master Reseller Agreement, and Breach of the Implied Covenant of Good Faith and Fair Dealing. On July 14, 2022, the Company and TSW negotiated a net settlement of approximately $3.3 million, for which the related payment has been reflected in the accompanying Consolidated Financial Statements.

Other Legal Matters

The Company also is engaged in various legal proceedings arising in the normal course of business. The Company maintains insurance policies against certain kinds of such claims and suits, including insurance policies for workers' compensation and personal injury, all of which are subject to deductibles. While the ultimate outcome of these matters could differ from management's expectations, management currently does not believe their resolution will have a material adverse effect on the Company's Consolidated Financial Statements.

Purchase Commitments

The Company is exposed to the effects of commodity price fluctuations on the cost of ingredients for its products, of which flour, shortening and sugar are the most significant. In order to secure adequate supplies of products and bring greater stability to the cost of ingredients, the Company routinely enters into forward purchase contracts with vendors under which it commits to purchase agreed-upon quantities of ingredients at agreed-upon prices at specified future dates. Typically, the aggregate outstanding purchase commitment at any point in time will range from one month to several years of anticipated ingredients purchases, depending on the ingredient. In addition, from time to time the Company enters into contracts for the future delivery of equipment purchased for resale and components of doughnut-making equipment manufactured by the Company. As of January 1, 2023 and January 2, 2022, the Company had approximately $118.5 million and $132.4 million, respectively, of commitments under ingredient and other forward purchase contracts. These ingredient and other forward purchase contracts are for physical delivery in quantities expected to be used over a reasonable period in the normal course of business. These agreements often meet the definition of a derivative. However, the Company does not measure its forward purchase commitments at fair value as the amounts under contract meet the physical delivery criteria in the normal purchase exception under ASC 815, *Derivatives and Hedging*. While the Company has multiple vendors for most of the ingredients, the termination of the Company's relationships with vendors with whom it has forward purchase agreements, or those vendors' inability to honor the purchase commitments, could adversely affect the Company's results of operations and cash flows.

Other Commitments and Contingencies

One of the Company's primary banks issued letters of credit on its behalf totaling $11.1 million and $8.5 million as of January 1, 2023 and January 2, 2022, respectively, a majority of which secure the Company's reimbursement obligations to insurers under its self-insurance arrangements.

Note 15 — Related Party Transactions

As of January 1, 2023, the Company had an equity ownership in three franchisees, KremeWorks USA, LLC (20% ownership), KremeWorks Canada, L.P. (25% ownership), and KK France (33% ownership), with an aggregate carrying value of $1.9 million. As of January 2, 2022, the Company had an equity ownership in two franchisees, KremeWorks USA, LLC (20% ownership) and KremeWorks Canada, L.P. (25% ownership), with an aggregate carrying value of $1.1 million. Revenues from sales of ingredients and equipment to these franchisees were $8.8 million, $7.4 million, and $6.6 million for the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively. Royalty revenues from these franchisees were $1.4 million, $1.3 million, and $1.2 million in each of the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively. Trade receivables from these franchisees are included in Accounts receivable, net on the balance sheet. These transactions were conducted pursuant to franchise agreements, the terms of which are substantially the same as the agreements with unaffiliated franchisees. Refer to Note 3, Accounts Receivable, net, to the audited Consolidated Financial Statements for more information.

Keurig Dr Pepper Inc. ("KDP"), an affiliated company of JAB, licenses the Krispy Kreme trademark for the Company in the manufacturing of portion packs for the Keurig brewing system. KDP also sells beverage concentrates and packaged beverages to Krispy Kreme for resale through Krispy Kreme's shops. Licensing revenues from KDP were $2.3 million, $1.9 million, and $1.9 million for the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively.

The Company had service agreements with BDT Capital Partners, LLC ("BDT"), a minority investor in KKI, to provide advisory services to the Company, including valuation services related to certain acquisitions. The Company recognized expenses of $1.1 million, $1.0 million, and $1.8 million related to the service agreements with BDT for the fiscal years ended January 1, 2023, January 2, 2022, and January 3, 2021, respectively. In connection with valuation assistance provided by BDT in preparation for the IPO, the Company incurred costs of $6.3 million that are capitalized in Additional paid-in capital for the fiscal year ended January 2, 2022. No related costs were incurred for the fiscal years ended January 1, 2023 nor January 3, 2021.

The Company was party to a senior unsecured note agreement ("the original agreement") with KK GP for an aggregate principal amount of $283.1 million. In April 2019, the Company entered into an additional unsecured note with KK GP for $54.0 million (such notes together, the "Related Party Notes"). As of January 3, 2021, the outstanding amount of principal and interest was $344.6 million. The Related Party Notes were paid off in full during the second quarter of fiscal 2021. The interest expense for the fiscal years ended January 2, 2022 and January 3, 2021 was $10.4 million and $22.5 million, respectively. No interest expense was recorded for the fiscal year ended January 1, 2023.

The Company granted loans to employees of KKI, KKUK, KK Australia, KK Mexico and Insomnia Cookies for the purchase of shares in those subsidiaries. The loan balance was $4.8 million and $4.4 million as of January 1, 2023 and January 2, 2022, respectively, and it is presented as a reduction from Shareholders' equity on the Consolidated Balance Sheet.

Note 16 — Revenue Recognition

Disaggregation of Revenues

Revenues are disaggregated as follows:

	Fiscal Years Ended		
	January 1, 2023	January 2, 2022	January 3, 2021
Company Shops, DFD and Branded Sweet Treat Line	$ 1,443,261	$ 1,305,597	$ 1,014,790
Mix and equipment revenue from franchisees	54,621	47,869	70,320
Franchise royalties and other	32,016	30,925	36,926
Total net revenues	**$ 1,529,898**	**$ 1,384,391**	**$ 1,122,036**

Other revenues include advertising fund contributions from franchisees, rental income, development and franchise fees, and licensing royalties from Keurig related to Krispy Kreme brands coffee sales.

Contract Balances

Deferred revenue and related receivables are as follows:

	January 1, 2023	January 2, 2022	Balance Sheet Location
Trade receivables, net of allowances of $282 and $896, respectively	$ 40,131	$ 41,132	Accounts receivables, net
Deferred revenue:			
Current	$ 19,417	$ 17,458	Accrued liabilities
Noncurrent	3,946	2,981	Other long-term obligations and deferred credits
Total deferred revenue	**$ 23,363**	**$ 20,439**	

Trade receivables at the end of each fiscal year relate primarily to payments due for royalties, franchise fees, advertising fees, sale of products, and licensing fees. Deferred revenue primarily represents the Company's remaining performance obligations under gift cards and franchise and development agreements for which consideration has been received or is receivable and is generally recognized on a straight-line basis over the remaining term of the related agreement. The noncurrent portion of deferred revenue primarily relates to the remaining performance obligations in the franchise and development agreements. Of the deferred revenue balances as of January 2, 2022, $10.8 million was recognized as revenue in the fiscal year ended January 1, 2023. Of the deferred revenue balance as of January 3, 2021, $8.4 million was recognized as revenue in fiscal the year ended January 2, 2022.

Transaction Price Allocated to Remaining Performance Obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are either unsatisfied or partially satisfied as of January 1, 2023 is as follows:

Fiscal year	
2023	$ 13,143
2024	3,515
2025	1,389
2026	1,811
2027	650
Thereafter	2,855
	$ 23,363

The estimated revenue in the table above relates to gift cards, consumer loyalty programs, and franchise fees paid upfront which are recognized over the life of the franchise agreement. The estimated revenue does not contemplate future issuances of gift cards nor benefits to be earned by members of consumer loyalty programs. The estimated revenue also does not contemplate future franchise renewals or new franchise agreements for shops for which a franchise agreement or development agreement does not exist as of January 1, 2023. The Company has applied the sales-based royalty exemption which permits exclusion of variable consideration in the form of sales-based royalties from the disclosure of remaining performance obligations in the table above.

Note 17 — Net Loss per Share

The following table presents the calculations of basic and diluted EPS:

	Fiscal Years Ended		
(in thousands, except per share amounts)	January 1, 2023	January 2, 2022	January 3, 2021
Net loss attributable to Krispy Kreme, Inc.	$ (15,622)	$ (24,506)	$ (64,301)
Adjustment to net loss attributable to common shareholders	(374)	(1,468)	(477)
Net loss attributable to common shareholders — Basic	$ (15,996)	$ (25,974)	$ (64,778)
Additional income attributed to noncontrolling interest due to subsidiary potential common shares	(143)	(122)	(10)
Net loss attributable to common shareholders — Diluted	$ (16,139)	$ (26,096)	$ (64,788)
Basic weighted average common shares outstanding	167,471	147,655	124,987
Dilutive effect of outstanding common stock options and RSUs	—	—	—
Diluted weighted average common shares outstanding	167,471	147,655	124,987
Loss per share attributable to common shareholders:			
Basic	$ (0.10)	$ (0.18)	$ (0.52)
Diluted	$ (0.10)	$ (0.18)	$ (0.52)

Potential dilutive shares consist of unvested RSUs, calculated using the treasury stock method. The calculation of dilutive shares outstanding excludes certain unvested RSUs granted under certain subsidiaries' executive ownership plans and long-term incentive plans, because their inclusion would have been antidilutive. Refer to Note 12, Share-based Compensation, to the audited Consolidated Financial Statements for further information about the plans.

The following table summarizes the gross number of potential dilutive unvested RSUs excluded due to antidilution (unadjusted for the treasury stock method):

	Fiscal Years Ended		
(in thousands)	January 1, 2023	January 2, 2022	January 3, 2021
KKI	4,946	5,866	4,649
KKUK	60	—	405
Insomnia Cookies	—	—	—
KK Australia	—	—	—
KK Mexico	—	—	—

The 2.6 million and 2.8 million KKI time-vested stock options were also excluded from the computations for the fiscal years ended January 1, 2023 and January 2, 2022, respectively, based on application of the treasury stock method.

Note 18 — Segment Reporting

The Company conducts business through the following three reportable segments:

- *U.S. and Canada:* Includes all Company-owned operations in the U.S. and Canada, including Krispy Kreme and Insomnia Cookies-branded shops, DFD, and the Branded Sweet Treat Line;

- *International:* Includes all Krispy Kreme's Company-owned operations in the U.K., Ireland, Australia, New Zealand, and Mexico; and

- *Market Development:* Includes franchise operations across the globe, as well as the Company-owned operations in Japan.

Unallocated corporate costs are excluded from the Company's measurement of segment performance. These costs include general corporate expenses.

Segment information is identified and prepared on the same basis that the CEO, the Company's Chief Operating Decision Maker ("CODM"), evaluates financial results, allocates resources and makes key operating decisions. The CODM allocates resources and assesses performance based on geography and line of business, which represents the Company's operating segments. The operating segments within the U.S. and Canada and International reportable segments have been evaluated and combined into reportable segments because they have met the similar economic characteristics and qualitative aggregation criteria set forth in the relevant accounting guidance.

The primary financial measures used by the CODM to evaluate the performance of its operating segments are net revenues and segment Adjusted EBITDA. The following tables reconcile segment results to consolidated results reported in accordance with GAAP. The accounting policies used for internal management reporting at the operating segments are consistent with those described in Note 1, Description of Business and Summary of Significant Accounting Policies, to the audited Consolidated Financial Statements. The Company manages its assets on a total company basis and the CODM does not review asset information by segment when assessing performance or allocating resources. Consequently, the Company does not report total assets by reportable segment.

The reportable segment results are as follows:

| | Fiscal Years Ended | | |
	January 1, 2023	January 2, 2022	January 3, 2021
Net revenues:			
U.S. and Canada	$ 1,033,125	$ 928,413	$ 782,717
International	365,916	332,995	230,185
Market Development	130,857	122,983	109,134
Total net revenues	**$ 1,529,898**	**$ 1,384,391**	**$ 1,122,036**

| | Fiscal Years Ended | | |
	January 1, 2023	January 2, 2022	January 3, 2021
Depreciation and amortization:			
U.S. and Canada	$ 62,377	$ 55,447	$ 43,056
International	35,717	36,139	30,438
Market Development	2,319	2,042	2,304
Corporate	9,848	7,980	4,600
Total depreciation and amortization	**$ 110,261**	**$ 101,608**	**$ 80,398**

	Fiscal Years Ended		
	January 1, 2023	January 2, 2022	January 3, 2021
Segment Adjusted EBITDA:			
U.S. and Canada	$ 118,483	$ 107,571	$ 91,574
International	75,512	81,422	44,554
Market Development	44,421	40,824	39,060
Corporate	(47,687)	(41,872)	(29,754)
	190,729	**187,945**	**145,434**
Interest expense, net	34,102	32,622	34,741
Interest expense — related party [(1)]	—	10,387	22,468
Income tax expense	612	10,745	9,112
Depreciation and amortization expense	110,261	101,608	80,398
Share-based compensation	18,170	22,923	11,601
Employer payroll taxes related to share-based compensation	312	2,044	—
Other non-operating expense/(income), net [(2)]	3,036	2,191	(1,101)
New York City flagship Hot Light Theater Shop opening [(3)]	—	—	6,513
Strategic initiatives [(4)]	2,841	—	20,517
Acquisition and integration expenses [(5)]	2,333	5,255	12,679
New market penetration expenses [(6)]	1,511	—	—
Shop closure expenses [(7)]	19,465	2,766	6,269
Restructuring and severance expenses [(8)]	7,125	1,733	—
IPO-related expenses [(9)]	—	14,534	3,184
Gain on sale-leaseback	(6,549)	(8,673)	—
Other [(10)]	6,285	4,653	(7)
Net Loss	**$ (8,775)**	**$ (14,843)**	**$ (60,940)**

(1) Consists of interest expense related to the Related Party Notes which were paid off in full during the second quarter of fiscal 2021.

(2) Primarily foreign translation gains and losses in each period.

(3) Consists of pre-opening costs related to the Company's New York City flagship Hot Light Theater Shop opening, including shop design, rent, and additional consulting and training costs incurred and reflected in Selling, general and administrative expenses.

(4) Fiscal 2022 consists mainly of equipment disposals, equipment relocation and installation, consulting and advisory fees, and other costs associated with our shift of Branded Sweet Treat Line manufacturing capability from Burlington, Iowa to Winston-Salem, North Carolina. Fiscal 2020 consists mainly of consulting and advisory fees, personnel transition costs, and network conversion and set-up costs related to the evolution of the Company's legacy wholesale business in the U.S.

(5) Consists of acquisition and integration-related costs in connection with the Company's business and franchise acquisitions, including legal, due diligence, consulting and advisory fees incurred in connection with acquisition-related activities for the applicable period.

(6) Consists of start-up costs associated with entry into new countries for which the Company's brands have not previously operated, including the Insomnia Cookies brand entering Canada and the U.K.

(7) Includes lease termination costs, impairment charges, and loss on disposal of property, plant and equipment.

(8) Fiscal 2022 consists of costs associated with restructuring of the global and U.S. executive teams. Fiscal 2021 consists of severance and related benefits costs associated with the Company's realignment of the Company Shop organizational structure to better support the DFD and Branded Sweet Treat Line businesses.

(9) Includes consulting and advisory fees incurred in connection with preparation for and execution of the Company's IPO.

(10) Fiscal 2022 and fiscal 2021 consist primarily of legal expenses incurred outside the ordinary course of business on matters described in Note 14, Commitments and Contingencies, to the Company's audited Consolidated Financial Statements, including the net settlement of approximately $3.3 million negotiated with TSW in fiscal 2022. Fiscal 2020 consists primarily of fixed asset and impairment expenses, net of a gain on the sale of land, as well as $1.2 million of management fees paid to JAB.

Geographical information related to consolidated revenues and long-lived assets is as follows:

| | Fiscal Years Ended | | |
	January 1, 2023	January 2, 2022	January 3, 2021
Net revenues:			
United States..	$ 1,049,824	$ 955,384	$ 854,097
United Kingdom	144,911	147,233	93,121
Australia / New Zealand	114,250	99,582	78,677
Mexico	96,354	77,831	53,085
All other..	124,559	104,361	43,056
Total net revenues	**$ 1,529,898**	**$ 1,384,391**	**$ 1,122,036**

| | Fiscal Years Ended | | |
	January 1, 2023	January 2, 2022	January 3, 2021
Long-lived assets:			
United States..	$ 679,706	$ 684,790	$ 625,928
United Kingdom	66,776	69,112	68,500
Australia / New Zealand	62,759	61,155	59,656
Mexico	50,481	30,944	23,094
All other..	30,017	28,085	17,765
Total long-lived assets	**$ 889,739**	**$ 874,086**	**$ 794,943**

Total long-lived assets consist of Property and equipment, net and Operating lease right of use asset, net.

Note 19 — Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the Consolidated Financial Statements through March 2, 2023, the date the Consolidated Financial Statements were available to be issued. All subsequent events requiring recognition and disclosure have been incorporated into these Consolidated Financial Statements.

On February 8, 2023, the Company's Board of Directors declared a $0.035 per share cash dividend payable on May 10, 2023, to shareholders of record on April 26, 2023.

In October 2022, the Company began an operations test with McDonald's which included selling select doughnuts at nine McDonald's restaurants in Louisville, Kentucky and the surrounding area. In February 2023, McDonald's announced an expanded market test that would include approximately 160 locations across Louisville, Lexington, Kentucky, and the surrounding area, expected to begin in March 2023.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of January 1, 2023, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with GAAP. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management has assessed the effectiveness of our internal control over financial reporting as of January 1, 2023 based on the framework and criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of the evaluation, management concluded that our internal control over financial reporting was effective as of January 1, 2023.

Grant Thornton LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting included herein.

Changes in Internal Controls over Financial Reporting

There were no changes during the fiscal quarter ended January 1, 2023 in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item, including information about our Directors, Executive Officers, and Audit Committee and Code of Conduct, is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after January 1, 2023.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after January 1, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after January 1, 2023.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after January 1, 2023.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Shareholders, which will be filed with the SEC no later than 120 days after January 1, 2023.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List the Following Documents Filed as Part of this Annual Report on Form 10-K:

1. **Financial Statements**

See Index to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

2. **Financial Statement Schedules**

All schedules have been omitted because they are not required or the required information is shown in the Consolidated Financial Statements or notes thereto.

3. **Exhibits**

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
3.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, File number 001-40573, filed on August 18, 2021, and incorporated by reference herein)
3.2	Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q, File number 001-40573, filed on August 18, 2021, and incorporated by reference herein)
4.1*	Description of Capital Stock
10.1	Credit Agreement, dated June 13, 2019, by and among Cotton Parent, Inc., Krispy Kreme Doughnuts, Inc., the other borrowers party thereto, the lenders party thereto and Citibank, N.A. as administrative agent and collateral agent (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.2	Note Subscription Agreement, dated April 15, 2019, by and between Krispy Kreme, Inc. (f/k/a Krispy Kreme HoldCo, Inc.) and KK GP as Initial Holder (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.3	Note Subscription Agreement, dated April 15, 2019, by and between Krispy Kreme, Inc. (f/k/a Krispy Kreme HoldCo, Inc.) and KK GP as Initial Holder (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.4†	Krispy Kreme, Inc. 2021 Omnibus Incentive Plan (filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.5†	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors (filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.6	Investors' Rights Agreement by and among Krispy Kreme, Inc., JAB Holdings B.V. and the Holders Listed on Schedule A thereto, dated as of July 6, 2021 (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.7†	Employment Agreement with Michael Tattersfield (filed as Exhibit 10.10 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.8†	Employment Agreement with Josh Charlesworth (filed as Exhibit 10.11 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.9	Term Loan Agreement, dated June 10, 2021, among Krispy Kreme Holdings, Inc., as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Morgan Stanley Senior Funding, Inc. and Santander Bank, N.A., as joint lead arrangers and joint bookrunners (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)

10.10†	Form of Share Repurchase Agreement (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.11†	Employee Stock Purchase Plan (filed as Exhibit 10.9 to the Registrant's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.12	Master Amendment No.1, dated as of July 8, 2021, among Cotton Parent, Inc., Krispy Kreme Doughnuts, Inc., the other guarantors party thereto, the lenders party thereto and Citibank, N.A., as administrative agent (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, File number 001-40573, filed on July 13, 2021, and incorporated by reference herein)
10.13	Joinder to Credit Agreement, dated as of July 8, 2021, between Krispy Kreme, Inc. and Citibank, N.A., as administrative agent (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K, File number 001-40573, filed on July 13, 2021, and incorporated by reference herein)
10.14†	Krispy Kreme Holdings, Inc. Long-Term Incentive Plan (filed as Exhibit 10.12 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.15†	Award Under the Krispy Kreme Holdings, Inc. Long-Term Incentive Plan Restricted Stock Unit Grant Notice (filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.16†	Stock Option Award Terms and Conditions Under Krispy Kreme Holdings, Inc. Long-Term Incentive Plan (filed as Exhibit 10.14 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.17†	Restricted Stock Unit Award Terms and Conditions Under Krispy Kreme Holdings, Inc. Long-Term Incentive Plan (filed as Exhibit 10.15 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.18†	Krispy Kreme Holdings, Inc. Executive Ownership Plan (filed as Exhibit 10.16 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.19†	Matching Award under the Krispy Kreme Holdings, Inc. Executive Ownership Plan Restricted Stock Unit Grant Notice (filed as Exhibit 10.17 to the Company's Registration Statement on Form S-1/A, File number 333-256664, filed on June 22, 2021, and incorporated by reference herein)
10.20	Letter Agreement, dated March 14, 2022, by and among Krispy Kreme, Inc., JAB Indulgence B.V., and JAB Holdings B.V. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, File number 001-40573, filed on March 16, 2022, and incorporated by reference herein)
10.21†	Form of Restricted Stock Unit Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, File number 001-40573, filed on February 9, 2023, and incorporated by reference herein)
10.22†	Form of Performance-Based Restricted Stock Unit Agreement (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, File number 001-40573, filed on February 9, 2023, and incorporated by reference herein)
10.23†	Form of Option Agreement (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, File number 001-40573, filed on February 9, 2023, and incorporated by reference herein
10.24	Exclusive distribution agreement dated March 15, 2022, by and among Krispy Kreme Doughnut Corporation and BakeMark USA LLC (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, File number 001-40573, filed on May 11, 2022, and incorporated by reference herein)
2.1	Joint Filing Agreement (filed as Exhibit 2 to the Company's Schedule 13D, File number 001-40573, filed on July 16, 2021, and incorporated by reference herein)
21.1*	List of Subsidiaries
23.1*	Consent of Grant Thornton LLP, an Independent Registered Public Accounting Firm
31.1*	Certification of Chief Executive Officer of Krispy Kreme, Inc. pursuant to Rule 13a-14(a) or 15d-14(a) promulgated under the Exchange Act
31.2*	Certification of Chief Financial Officer of Krispy Kreme, Inc. pursuant to Rule 13a-14(a) or 15d-14(a) promulgated under the Exchange Act
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer of Krispy Kreme, Inc. pursuant to Rule 13a-14(b) or 15d-14(b) promulgated under the Exchange Act, and Section 1350 of Chapter 63 of Title 18 of the United States Code

101*	The following financial statements from the Company's Annual Report on Form 10-K for the year ended January 1, 2023, formatted in Inline XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Statements of Comprehensive (Loss)/Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Changes in Shareholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

_____

*	Filed herewith.
**	Furnished herewith.
†	Compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 2, 2023

Krispy Kreme, Inc.

By:	/s/ Michael Tattersfield
Name:	Michael Tattersfield
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated as of March 2, 2023.

Signature	Title
/s/ Michael Tattersfield Michael Tattersfield	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ Jeremiah Ashukian Jeremiah Ashukian	Chief Financial Officer (Principal Financial Officer)
/s/ Joey Pruitt Joey Pruitt	Chief Accounting Officer (Principal Accounting Officer)
/s/ Olivier Goudet Olivier Goudet	Director, Chairman of the Board
/s/ Paul Michaels Paul Michaels	Director
/s/ David Bell David Bell	Director
/s/ Gerhard Pleuhs Gerhard Pleuhs	Director
/s/ Philip Telfer Philip Telfer	Director
/s/ David Deno David Deno	Director
/s/ Debbie Roberts Debbie Roberts	Director
/s/ Lubomira Rochet Lubomira Rochet	Director

/s/ Michelle Weese	Director
Michelle Weese	

/s/ Marissa Andrada	Director
Marissa Andrada	



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